P/E 5/01/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

EDP- Electricidadé de Portugal SA

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

EXHIBIT INDEX

99.1	EDP reports net income of PTE 53.1 Billion
99.2	EDP signs usufruct contract with Opportunity
99.3	EDP denies negotiations to increase stake in Optimus
99.4	EDP acquires Impresa's stake in OniWay
99.5	EDP 2001 third-quarter results
99.6	OniWay signs roaming agreement with TMN
99.7	Iven public offering
99.8	Oni acquires Jeronimo Martins' stake in OniWay
99.9	EDP wins concession to build and operate plant and operate 150 MW hydroelectric plant in Brazil
99.10	EDP, EnBW, Cajastur and Caser reach an agreement in relation to the governance of Hidrocantabrico
99.11	EDP reaches agreement with Thames Water for the sale of ESSEL
99.12	Approval of agreement between EDP and Thames Water for the sale of ESSEL
99.13	EDP reaches agreement with Compagnie Generale des Eaux for the sale of REDAL
99.14	EDP 2001 year-end results
99.15	Notes to 2001 results
99.16	EDP sells its subsidiary OPTEP
99.17	EDP 2002 first-quarter results

Exhibit 99.1

EDP
Electricidade de Portugal

2001 third quarter accounts

EDP REPORTS NET INCOME OF PTE 53.1 BILLION - CUSTOMERS NOW NUMBER MORE THAN 5.5 MILLION

EDP customers in Portugal now total 5,503,987, 2.2% more than in 2000. The EDP Group earned consolidated net income of PTE 53.1 million in the nine months ended 30 September 2001.

The EDP Group's electricity customers the third quarter close of 2001 numbered 5,503,987, which represents an increase of 2.2% vis-à-vis the same period last year. Electricity sales totalled PTE 746.8 billion (EUR 3,725 million) against PTE 668.2 billion (EUR 3,333 million) in the same period last year, corresponding to growth of 11.8%.

The growth in the number of customers in Portugal was accompanied by a rise of 5.2% in emission-linked consumption (net demand), which expanded from 28,005 GWh in 2000 to 29,462 GWh in the third quarter of 2001.

The Group's net income to the end of the third quarter of 2001 amounted to PTE 53.1 billion (EUR 264.7 million), yielding earnings per share of PTE 17.69 escudos (EUR 0.0882).

The EDP Group's operating income for the nine months ended 30 September 2001 was PTE 110.9 billion (EUR 553.6 million). The EDP Group's pro forma accounts for this period (adjusted for the exclusion of REN's operating income in 2000, and including Bandeirante Energia's contribution to operating income) show that the Group's operating income decreased by 12.1% when compared with the same nine-month period in 2000 (PTE 126.3 billion/EUR 630.0 million).

Of course, this result reflects the changes to the consolidation perimeter of the consolidated financial statements for the quarter just ended, namely, those arising from the sale of part of the REN equity interest on the one hand, and Bandeirante Energia's inclusion in the universe of consolidated subsidiaries, on the other.

In the electricity generating business, the hydrological conditions observed in the first nine months of the year (hydraulicity coefficient of 1.40 against 0.82 in 2000) allowed the Group to alter its generating-source mix. Consequently, there was a greater recourse to hydro generation and a concomitant decrease in thermal-source generation. This situation resulted on the one hand in a substantial reduction in energy generating costs, while on the other it enabled EDP Produção to increase its market share of total electricity produced in Portugal.

As regards the distribution business, the decline in operating income noted in the third quarter of 2001 is essentially due to the decrease ordained by the ERSE (electricity sector regulator) in the regulated tariff for electricity distribution to be applied in the current year. EDP Distribuição's operating performance reflects the impact of the significantly higher cost of electricity purchases in the wake of the higher energy and power tariff – an effect that was not offset by the average increase of 1.2% in the tariff levied on the end consumer. This company's operating income was also influenced by the higher expenditure on maintenance and repair works induced by last winter's exceptionally severe storms.

The Group's results were also adversely affected by net interest and financial expenses, which rose from PTE 19.9 billion (PTE 99.8 million) in the first nine months of 2000 to PTE 57.9 billion (EUR 288.7 million) in the period under review. This trend is due to the rise in interest rates, the Group's increased borrowings and, above all, to the negative foreign exchange differences associated with the Brazilian currency's depreciation against the American dollar.

Cash flow generated advanced from PTE 158.5 billion (EUR 790.4 million) in the first three quarters of 2000 to the current PTE 183,8 billion (EUR 916,8 million), an improvement of 16%.

The EDP Group's financial statements to 30 September 2001 show a positive balance on net extraordinary items of some PTE 14.4 billion (EUR 71.9 million), corresponding to an increase of approximately 90.3% relative to the third quarter of 2000.

Net extraordinary items in this quarter refer mostly to the depreciation set-off relating to subsidised fixed assets and the surplus adjustment associated with the hydrological correction account.

Operations-related capital expenditure in the period under review climbed from PTE 55.2 billion (EUR 295.7 million) in the third quarter of 2000 to PTE 75.9 billion (EUR 378.9 million).

The increase in investment-related capital expenditure in the nine-months ended 30 September 2001 is mainly due to the investments made in the telecommunications' and IT systems' business segments.

The number of employees in EDP's core business fell from 10,945 in the third quarter of 2000 to 10,145. However, at Group level the workforce rose from 12,907 in 2000 to 16,742 in the third quarter of 2001. This increase is attributable to the investments made in the period under review, the integration of Bandeirante's staff complement and the increased staff in the telecommunications area (Comunitel).

TELECOMMUNICATIONS

Operating revenues generated by the EDP Group's telecommunications companies rose from PTE 4.6 billion (EUR 23.3 million) in the third quarter of 2000 to PTE 21.9 billion (EUR109.3 million) at the end of the corresponding period this year.

This improvement in the revenues of companies included in the ONI universe is explained by three predominant factors:

?? The inclusion in the 2001 third quarter accounts of approximately PTE 4.2 billion (EUR 21.2 million) corresponding to Comunitel's operating revenues from the date it was acquired up till the third quarter close (30 September 2001);

?? The increase in revenues derived from telecommunications services (voice and data), which at the end of the period totalled PTE 14.5 billion (EUR 72.2 million), or PTE 18.6 billion (EUR 93.1 million) if we include Comunitel;

?? The increase in equipment sales, which at 30 September 2001 amounted to PTE 3.3 billion (EUR 16.3 million).

INFORMATION SYSTEMS

Edinfor, the EDP Group company dedicated exclusively to information technology business, centres its activity on the provision of services in the development and operation of information systems.

Operating revenue for the period totalling PTE 30.8 billion (EUR 154 million) produced operating income of PTE 3.4 billion (EUR17,1 million).

BANDEIRANTE

Bandeirante started to be consolidated proportionally (54,02%) in the EDP Group's accounts with effect from January 2001. For comparison purposes, we present pro forma accounts for this company taking into consideration the same proportion of its results for the third quarter of 2000 (at 30 September 2000, the EDP Group owned just 17%).

In terms of operating revenue, electricity sales registered a negative variation of 13.6%, totalling PTE 83..7 billion (EUR 417.7 million) in the period to August 2001. This decrease reflects the effect of the Real's 30.7% depreciation against the Escudo since the end of August 2000. If we restrict our analysis to the trend in operating revenue expressed in local currency, then there was a positive variation of 23.3%, bearing in mind that the decrease in electricity sales recorded in this period (due to electricity rationing in Brazil) was partially compensated by the tariff readjustment which took place in October 2000.

On 23 October 2001, the Brazilian electricity regulator (ANEEL) authorised an increase of 19.43% in the electricity tariffs charged by Bandeirante. This readjustment falls within the annual tariff review envisaged in the concession contract entered into between the company and the Brazilian government.

Operating income was PTE 8.2 billion (EUR 40.9 million), an improvement of 121.4% on the corresponding figure to end-August 2000 (PTE 3.7 billion/EUR 18.5 million). As a result, EBIT and EBITDA margins rose to 14% and 10%, respectively.

Highlights

ELECTRICITY SECTOR

New Regulations for the Electricity Sector - In August the ERSE (sector regulator) approved alterations to the electricity sector's regulations. The revision covered regulations governing tariffs, commercial relations, dispatching and access to networks and interconnections. The ERSE's proposed tariffs to be applied in 2002 were received by EDP and submitted to the Tariff Council for approval. The publication of the 2002 tariff document (which is the ERSE's responsibility) should be made public at the beginning of December.

Inauguration of the Cabeço da Rainha wind farm - The EDP Group (via Enernova, the subsidiary dedicated to renewable energy business) inaugurated on 6 July 2001 its latest wind-farm facility at Cabeço de Rainha, a project which cost PTE 2.3 billion (EUR 11.5 million). This complex will produce power capable of supplying a population community of 15,000.

International

First turbine at the Lajeado (Brazil) hydroelectric power station in operation during 2001 - With roughly 90% of construction work on the new power station at Lajeado (situated in the Brazilian State of Tocantins, with an installed capacity of 850 MW) concluded, the first of the plant's five generators became operational on 5 October 2001. EDP has a shareholding of 10.57% in INVESTCO, the company in charge of the Lajeado project, and holds the right to 27.65% of all the energy generated by this power station.

ANEEL approves the demerger (split-up) of Bandeirante Energia S.A. - On 16 August 2001, the Brazilian electricity sector regulator ANEEL approved an application for the partial demerging of Bandeirante and the partial transfer of the concession covering certain municipalities in the State of S. Paulo to Companhia Piratininga de Força e Luz. Bandeirante's share capital is held 54.02% by Enerpaulo (a 100%-controlled subsidiary of the EDP Group) and 42.44% by Draft I (company controlled by CPFL). The two companies began operating independently on 1 October 2001.

EDP signs usufructuary contract with Opportunity - After due approval by the Agência Nacional de Energia Eléctrica, the usufructuary contract in favour of EDP came into force. The 25-year contract was constituted by the mutual investment fund – the Opportunity Fund – over 32,038,357 shares of Calibre Participações S.A., representing 56.16% of its share capital and voting rights.

Spanish government lifts suspension of EDP's voting rights in Hidrocantábrico – On 12 October 2001, the Spanish government lifted its suspension of the voting rights in Hidroeléctrica del Cantábrico. EDP reaffirms its firm determination to formulate with its partners in Hidroeléctrica del Cantábrico a concerted strategy directed at satisfying the business interests involved in the business, with the overriding object of creating value for its shareholders and serving even better the two companies' 6 million-odd customers in Spain and Portugal.

Telecommunications and information technologies

ONI reinforces its presence in the Iberian market via Grapes Espanha – On 12 June, ONI acquired almost 100% of Grapes Espanha (formerly Comunitel), a telecommunications operator offering a vast array of telecoms solutions especially geared to meeting the needs of SME's. Effective from the above acquisition date, Grapes Espanha's accounts began to be fully consolidated with EDP's accounts.

Brisa is integrated into ONI, SGPS's shareholder structure - Brisa Auto Estradas de Portugal, SA now forms part of ONI, SGPS's shareholder structure with a stake of 17%. This operation is aimed at consolidating ONI's leading position amongst the new operators in Portugal.

EDP participates in ONI's capital increase - EDP took part in ONI SGPS's share capital increase (from EUR 133,112,938 to EUR 400,119,796) which was realised on 15 October 2001. EDP subscribed for this capital increase in proportion to its 56% stake in Oni SGPS' shareholder structure, which corresponds to an investment of EUR 147,749,923. Following this operation, ONI's share capital is now held 56% by EDP, 22.8% by BCP, 17% by Brisa and 4.2% by Galpenergia.

Lisbon, 31 October 2001

Exhibit 99.2

EDP - Electricidade de Portugal, S.A.

Av. José Malhoa, Lote A 13   1070 - 157 Lisboa   Portugal
Tel: +351 21 720 3013   Fax: +351 21 726 5029   www.edp.pt

EDP signs usufruct contract with Opportunity

Lisbon, 10th of October 2001 – EDP informs that after the necessary ANEEL (Brazilian Electricity Regulatory Entity) approval, the usufruct constituted in EDP's favor for a period of 25 years by the mutual investment fund, Opportunity Fund entered into function. This regards 32.038.357 (thirty two million, thirty eight thousand, three hundred and seven) Calibre Participações S.A. ("Calibre") shares, representing 56,16% of its share capital, with equal voting rights.

Through the usufruct mentioned above, EDP is conferred with the exclusive voting right for the election of Calibre's Board of Directors and consequently management control of this company and all others, indirectly or directly controlled by it, in particular Iven S.A. ("Iven"), Escelsa – Espírito Santo Centrais Eléctricas S.A. ("Escelsa") and Enersul – Empresa Energética do Mato Grosso do Sul S.A. ("Enersul").

For the usufruct concession mentioned above, EDP will pay Opportunity Fund US$800.000 (eight hundred thousand dollars) per year.

This usufruct contract imposes restrictions to the Opportunity Fund concerning the transfer of shares subject to usufruct for a period of two and a half years, from the beginning of the contract. After this period, EDP holds a preferential right to acquire these shares.

Calibre detains an indirect participation, through 135 Participações, of 9,51% in Iven, and through this company, 4,97% in Escelsa and 3,24% in Enersul.

EDP – Electricidade de Portugal, S.A.

Investor Relations Department
Tel: + 351 21 720 2834   ir@edp.pt   Fax: + 351 21 720 3040

Pedro Pires, Director
João Prego

Exhibit 99.3

EDP
Electricidade de Portugal

EDP - Electricidade de Portugal, S.A.

Av. José Malhoa, Lote A 13 1070 - 157 Lisboa Portugal
Tel: +351 21 720 3013 Fax: +351 21 726 5029 www.edp.pt

EDP denies negotiations to increase stake in Optimus

Lisbon, 11th of October 2001 – EDP through this communication denies completely the "news" produced by www.*agenciafinanceira.com* and considers them irresponsible and lacking in journalistic ethics.

Presently EDP has 25,49% of Optimus´s share capital, and is not involved in any negotiations with the intent to increase its stake in this company. EDP also denies having made any contacts with France Telecom or any subsidiary of this Group, with the intent to obtain the control of Optimus or any other company.

EDP reaffirms that the objective of any talks between EDP or any of its subsidiaries and all the other Portuguese telecommunications operators are only with the finality to jointly analyze the fixed and mobile telecommunications sector evolution. This joint analysis of the industry is aimed at the improvement of investment returns made by Portuguese telecom companies in the sector. A potential merger between any of the fixed and/or mobile Portuguese operators is only one of the scenarios that, in this or any other industry, serve this purpose.

The abusive utilization, by www.*agenciafinanceira.com* of a "source connected to the process", tries to justify a journalistic style lacking in rigor, not having EDP been consulted with the veracity of this "news".

EDP – Electricidade de Portugal, S.A.

Investor Relations Department
Tel: + 351 21 720 2834 ir@edp.pt Fax: + 351 21 720 3040

Pedro Pires, Director
João Prego

Exhibit 99.4

Oni Acquires Impresa´s Stake in OniWay

EDP - Electricidade de Portugal, S.A. ("EDP") publicly announces that Oni SGPS, S.A. ("Oni"), EDP's concern for the telecommunications sector, has strengthened its stake in OniWay, S.A. ("OniWay") from 61% to 65%.

The current operation follows negotiations held with Imprensa SGPS, S.A. ("Impresa"), which detains a 4% shareholding stake in OniWay, contemplated in the shareholders agreement celebrated with non-strategic shareholders of the company.

This transaction amounts to €5,6 million and represents the total funds already invested by Impresa, corrected by inflation.

This decision is in accordance with Impresa´s strategic options to concentrate on its core business, and Oni´s continuing interest of developin g its subsidiary (OniWay), before the launching of the third mobile generation.

This process lacks the Ministry's - responsible for the communication sector - administrative authorization in order to enter into effect.

Lisbon, October 31 st 2001

Exhibit 99.5

EDP
Electricidade de Portugal

2001 3rd QUARTER RESULTS
(Unaudited accounts)

The EDP Group earned consolidated net income of PTE 53.1 billion (EUR 264.7 million) in the first nine months of 2001, corresponding to earnings per share of PTE 17.69 (EUR 0.0882)

Key data (amounts and comparison with 3rd quarter of 2000):

	3Q2001	3Q2000	Δ%
Results			
Net Income	264,7	394,5	-32,9%
Operating Income (Pro-forma)	553,6	630,0	-12,1%
Operating Income Core Business	547,8	626,5	-12,6%
EBITDA (Pro-forma)	1.077,0	1.092,8	-1,4%
EBITDA Core Business	1.000,4	1.071,6	-6,7%
Net Financial Income	-288,7	-99,8	189,4%
Net Current Income	265,0	530,2	-50,0%
Cash-Flow	788,1	857,4	-8,1%
Adjusted Cash-Flow	916,8	790,4	16,0%
Net Extraordinary Income	71,9	37,8	90,3%
Operating Variables			
Core Business in Portugal			
Clients (nº)	5.503.987	5.385.655	2,2%
Sales (GWh)	26.807	25.545	4,9%
Electricity Sales	3.725,1	3.333,0	11,8%
Consumption referred to emission (GWh)	29.462	28.005	5,2%
Hydrologic Coefficient	1,4	0,82	70,7%
Employees Group (nº)1	16.742	12.907	29,7%
Employees Core Business (nº)	10.145	10.950	-7,4%

* amounts expressed in EUR million

[1] includes Bandeirante employees in 3T2001

EDP
Electricidade de Portugal

SALIENT FACTS OCCURING DURING THE PERIOD

The most important facts affecting the EDP Group during the third quarter of 2001 were:

GENERAL

- **Change to the Board of Directors**

  EDP's Board of Directors passed a resolution on 10 August 2001 to co-opt Prof. António José Fernandes de Sousa, Chairman of the Caixa Geral de Depósitos Group, as a non-executive director of EDP, SA. This co-option, which must be ratified at the next general meeting, fills the vacancy that occurred following the relinquishing by Eng. Ignácio Francisco Javier Herrera Sorriqueta's (Iberdrola's nominee) of his directorship.

- **Brisa holds a 2% interest in EDP, SA**

  Brisa communicated on 30 August 2001 that, following acquisitions of EDP stock, it now has a direct interest in EDP, SA's share capital of 2%.

ELECTRICITY SECTOR

- **New Regulations for the Electricity Sector**

  In August the ERSE (sector regulator) approved alterations to the electricity sector's regulations. The revision covered regulations governing tariffs, commercial relations, dispatching and access to networks and interconnections. The ERSE's proposed tariffs to be applied in 2002 were received by EDP on 16 October and submitted to the Tariff Council. The publication of the 2002 tariff document (which is the ERSE's responsibility) could as in previous years be made public at the beginning of December.

- **Inauguration of the Cabeço da Rainha wind farm**

The EDP Group (via Enernova, the subsidiary dedicated to renewable energy business) inaugurated on 6 July 2001 its latest wind-farm facility at Cabeço de Rainha, a project which cost PTE 2.3 billion (EUR 11.5 million). This complex will produce power capable of supplying a population community of 15,000.

INTERNATIONALISATION

- **First turbine at the Lajeado (Brazil) hydroelectric power station in operation during 2001**

With roughly 90% of construction work on the new power station at Lajeado (situated in the Brazilian State of Tocantins, with an installed capacity of 850 MW) concluded, the first turbine is scheduled to become operational on 5 October 2001 the first of the five turbines. EDP has a shareholding of 10.57% in INVESTCO, the company in charge of the Lajeado project, and holds the right to 27.65% of all the energy generated by this power station.

- **Escelsa invests PTE 35 billion in electricity generation and distribution**

The EDP Group company Escelsa, the electricity distributor based in the State of Espírito Santo, will benefit from a credit line granted by the Banco Nacional de Desenvolvimento Económico. These funds totalling PTE 35 billion (EUR 175 million) are earmarked for boosting generating and distribution capacity. Amongst Escelsa's current projects is the construction of three small hydroelectric power stations, the enlargement of three existing plants and the reactivation of another four. The major portion of these projects should be concluded by the end of 2003.

EDP
Electricidade de Portugal

- **ANEEL approves the demerger (splitting) of Bandeirante Energia S.A.**

On 16 August 2001, the Brazilian electricity sector regulator ANEEL approved an application for the partial demerging of Bandeirante and the partial transfer of the concession covering certain municipalities in the State of S. Paulo to Companhia Piratininga de Força e Luz. Bandeirante's share capital is held 54.02% by Enerpaulo (a 100%-controlled subsidiary of the EDP Group) and 42.44% by Draft I (company controlled by CPFL). This deal will involve the transfer of shares in such a manner that Enerpaulo does not own shares in CPFL, nor Draft I in Bandeirante. Following approval of the operation involving Bandeirante's demerger, the two companies began operating independently on 1 October 2001.

- **EDP signs usufructuary contract with Opportunity**

After due approval by the Agência Nacional de Energia Eléctrica, the usufructuary contract in favour of EDO came into force. The 25-year contract was constituted by the mutual investment fund – the Opportunity Fund – over 32,038,357 shares of Calibre Participações S.A., representing 56.16% of its share capital and voting rights. Under the above-mentioned usufruct, EDP is granted exclusive voting rights with regard to the election of members of Calibre's management bodies and, consequently, control over the management of this company and the companies controlled directly and indirectly by it, including, amongst others, Iven S.A., Escelsa – Espírito Santo Centrais Eléctricas S.A. and Enersul – Empresa Energética do Mato Grosso do Sul S.A..

- **Spanish government lifts suspension of EDP's voting rights in Hidrocantábrico**

The Spanish government lifted its suspension of the voting rights in Hidroeléctrica del Cantábrico. EDP reaffirms its firm determination to formulate with its partners in Hidroeléctrica del Cantábrico a concerted strategy directed at satisfying the business interests involved in the business, with the object of adding value for its shareholders and serving even better the two companies' 6 million-odd customers in Spain and Portugal.

TELECOMMUNICATIONS AND INFORMATION TECHNOLOGIES

- **ONI reinforces its presence in the Iberian market via Grapes Espanha**

ONI acquired almost 100% of Grapes Espanha (formerly Comunitel), a telecommunications operator offering a vast array of telecoms solutions especially geared to meeting the needs of SME's. Effective from the acquisition date, Grapes Espanha's accounts will begin to be fully consolidated with EDP's accounts.

- **Edinfor Group wins IT project in Brazil**

A consortium composed of ACE - a company 60%-owned by Edinfor - was the successful bidder in a tender for the implementation of the IT system covering the various management areas of the world's largest water utility, Brazil's SABESP. The project with this São Paulo water company is valued at around PTE 10 billion (EUR 50 million). The system is scheduled to be implemented within two years.

- **Brisa is integrated into ONI, SGPS's shareholder structure**

As a result of a strategic alliance accord entered into in May 2001 between EDP, BCP, Brisa and GALP for the telecommunications sector, Brisa Auto Estradas de Portugal, SA now forms part of ONI, SGPS's shareholder structure with a stake of 17%. The agreement is aimed at integrating the two companies' asset and expertise bases, thus permitting the consolidation of ONI's leading position amongst the new operators in Portugal.

Following this operation, EDP now controls 56% of ONI's share capital, BCP 22.8%, Brisa 17% and Galpenergia 4.2%.

- **EDP participates in ONI's capital increase**

EDP took part in ONI SGPS's share capital increase (from EUR 133,112,938 to EUR 400,119,796) which was realised on 15 October 2001. EDP subscribed for this capital increase in proportion to its 56% stake in Oni SGPS' shareholder structure, which corresponds to an investment of EUR 147,749,923. Following this operation, ONI's share capital is now held 56% by EDP, 22.8% by BCP 22,8%, 17% by Brisa 17% and 4.2% by Galpenergia.

EDP
Electricidade de Portugal

RECEPTION OF THE PROPOSED TARIFF REVISION FOR 2002

On 16 October 2001, EDP received from the electricity sector regulator (Portuguese acronym - ERSE) the proposed revised tariffs to be applied in 2002, as well as the series of assumptions to be applied in the next regulation period covering 2002, 2003 and 2004.

According to the documents received, the proposed tariffs for 2002 entail a nominal average increase of 1.39% relative to 2001.

The new tariff regulation published in September 2001 introduces, besides the Distribution Activity and Commercialisation Activity within the SEP already contemplated in the current Tariff Regulations, a new regulated activity – Network Commercialisation Activity.

As was the case in the previous regulation period, electric power distribution activity will continue to be based on the price limit method, which indexes the remuneration parameters of the preceding year's distribution activity to the inflation rate corrected by an X factor. The unit component of revenue from distribution activity, by voltage level, for the first year of the regulation period will be defined by the ERSE after the Tariff Council's review of the proposal currently being submitted.

The tariffs proposed by the ERSE for both the commercialisation activities provide the binding distributor with a revenue stream intended to cover the annual costs of the commercial structures associated with these activities, accepted by the regulator, as well as the annual depreciation charge on the fixed assets deployed in these activities. To this figure must still be added an annual remuneration of 9% based on the annual average of net fixed assets deployed in Network Commercialisation Activity and Commercialisation Activity in the SEP.

In order to enable the comparability of revenue to which the holder of a binding licence for electrical energy distribution is entitled between the two regulation periods, the following table shows the trend in this item in the period between 2000 and 2004, calculated in accordance with the tariff regulation in force with effective from 2002, assuming the assumptions laid down in the ERSE's current proposal.

Permitted revenues (Eur mn.)	**2000**	**2001** [(1)]	**2002** [(2)]	**2003** [(2)]	**2004** [(2)]
Distribution activity	948.1	958.2	930.0	924.8	918.4
Commercialisation activities	251.5	261.0	206.6	220.8	240.1
Permitted revenues	**1199.6**	**1,219.2**	**1,136.6**	**1,145.6**	**1,158.6**
Distribution adjustment t-2	-	7.1	14.0	-	-
Commercialisation adjustment t-2	-	-40.6	-5.7	-	-
Permitted after adjustments	**1199.6**	**1,185.7**	**1,116.9**	**1,145.6**	**1,158.6**
EDP Distribuição sales (GWh) [(3)]	34,322	35,553	37,620	39,310	41,108

(1) In accordance with the document "ERSE tariffs 2001".
(2) In accordance with the parameters laid down in the document "ERSE proposed tariff for 2002".
(3) Distribution supplies include VHV

Certain requests for clarification and possible adjustments emerging from a preliminary analysis of the tariff proposal received by EDP will be considered in due course by the Tariff Council, on which the regulated companies have a seat.

The date for the publication of the document "Tariffs and Prices for Electric Energy and Other Services in 2002" is at the ERSE's sole discretion, although it is hoped that in line with previous years, the said document is made available during the first week of December this year.

ECONOMIC AND FINANCIAL REVIEW

REVIEW BY BUSINESS SEGMENT

EDP PRODUÇÃO

Electricity consumption growth in Portugal continued to register extremely positive rates in the third quarter of 2001, as can be seen from the 5.2% rise in "net demand" (energy sent out to the transmission grid).

Energy balance sheet
Generation (GWh)

		3Q2001	3Q2000	△%
EDP Produção				
Hydroelectric emission	(SEP)	10.769	6.503	65,6%
Thermoelectric emission	(SEP)	9.588	10.758	(10,9%)
Embedded emission	(SENV)	665	393	69,3%
Wind-powered emission + Biomass	(SEI)	73	48	52,1%
Total EDP emission		**21.095**	**17.702**	**19,2%**
Pumping		(311)	(412)	24,5%
Net EDP emission		**20.784**	**17.290**	**20,2%**
Pego thermal power station emission	(SEP)	2.735	3.565	(23,3%)
Tapada thermal power station emission	(SEP)	3.874	4.561	(15,1%)
Auto-producers	(SEI)	1.929	1.738	11,0%
Import/(Export) balance		141	852	(83,5%)
Gross demand		**29.463**	**28.005**	**5,2%**
Synchronous compensation		(26)	(29)	10,6%
Own consumption - generation		(2)	(3)	10,9%
Own consumption - transmission grid		(7)	(7)	(2,2%)
Losses		(588)	(521)	(13,0%)
Energy delivered to Distribution		**28.839**	**27.446**	**5,1%**

Owing to last winter's heavy rainfalls, there was an increase in hydro-sourced generation (with concomitantly lower costs) at the expense of thermal generation. This situation meant that the EDP Group's market share in national electricity generation rose, bearing in mind that EDP Produção owns virtually all the country's hydro power stations. Conversely, the EDP Group's thermal generation fell by 11% when compared with the same period of the preceding year. This trend also extended to the Public Electricity System's (Portuguese acronym – SEP) independent producers.

The growth in consumption, coupled with the favourable hydrological conditions, resulted in the EDP Group attaining a net energy emission figure of 20,784 GWh versus 17,290 in September 2000, corresponding to a rise of more than 20%.

Operting income statement

Generation

	PTE million		EUR thousand		
	3Q2001	**3Q2000 pró-forma**	**3Q2001**	**3Q2000 pró-forma**	**Δ%**
Electricity sales	187.682	178.283	936.154	889.272	5,3%
Services provided	1.701	1.613	8.485	8.046	5,5%
Other sales	1.790	856	8.928	4.270	109,1%
Operating revenue	**191.173**	**180.752**	**953.567**	**901.587**	**5,8%**
Electricity	2.182	644	10.884	3.212	238,8%
Fuel for electricity generation	49.448	46.267	246.646	230.779	6,9%
Sundry materials and goods for resale	494	606	2.464	3.023	-18,5%
Outside supplies and services - non-Group	6.373	6.346	31.788	31.654	0,4%
Outside supplies and services - Group	4.113	3.138	20.516	15.652	31,1%
Personnel Costs	16.313	15.181	81.369	75.723	7,5%
Concession Rentals	603	559	3.008	2.788	7,9%
Other operating costs (or revenue)	-75	-625	-374	-3.117	-88,0%
Own work capitalised	-3.802	-3.392	-18.964	-16.919	12,1%
Operating costs	**75.649**	**68.724**	**396.300**	**359.713**	**10,1%**
EBITDA	**115.524**	**112.028**	**576.231**	**558.793**	**3,1%**
EBITDA/Revenue	60%	62%	60%	62%	
Depreciation and amortisation	34.303	33.632	171.103	167.756	2,0%
Provisions	1.472	1.397	7.342	6.968	5,4%
EBIT	**79.749**	**76.999**	**397.786**	**384.069**	**3,6%**
EBIT/Revenue	42%	43%	42%	43%	

Note: Business segment accounts not audited. Pro forma accounts have been presented for 2000 given that the sub-holding EDP Produção was only formed in 2001.

EDP Produção, which encompasses all the Group companies engaged in power generation activity in Portugal and the provision of associated services, was formed at the beginning of 2001. Accordingly, the accompanying financial statements relating to 2000 are a pro forma reconstitution of what would have been the financial position had the company existed in that year.

Revenue from electricity sales advanced slightly (+ 5.3%) notwithstanding the decrease in the energy component (variable component for remunerating generating costs) of the Power Purchase Agreements (PPA), which in turn is linked to the decline in power generated at thermal plants. On the other side, service-related activities registered a rise of 5.5%, reflecting the greater dynamism of the engineering companies PROET and HIDRORUMO.

Energy Sales Revenue
Generation

	PTE million		EUR thousand		
	3T2001	**3T2000**	**3T2001**	**3T2000**	△%
Capacity Charge	126.743	123.716	632.191	617.093	2,4%
Energy Charge	48.863	49.172	48.863	49.172	-0,6%
CPPE	175.606	172.888	875.921	862.362	1,6%
HDN	2.275	1.779	11.347	8.876	27,8%
Hidrocenel	2.215	2.060	11.051	10.274	7,6%
EDP Energia	3.850	1.053	19.202	5.251	265,7%
Enernova	688	503	3.431	2.508	36,8%
Soporgen	3.047	-	15.200	-	-
Total EDP Produção	**187.682**	**178.283**	**936.152**	**889.271**	**5,3%**

Turning to operating costs and losses, expenditure on fuel purchases for electricity generation rose by 6.9% to PTE 49.4 billion (EUR 246.6 million) against PTE 46.3 billion (EUR 230.8 million) in the first nine months of 2000. This increase can be ascribed to the general increase in fuel prices, which, however, was cushioned by the greater recourse to hydro-sourced generation at the expense of thermal-sourced generation.

EDP
Electricidade de Portugal

Fuel purchases *Generation*					
	PTE million		PTE thousand		
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**	**△%**
Fuel	**49.448**	**46.266**	**246.646**	**230.774**	**6,9%**
Coal	21.173	19.208	105.610	95.809	10,2%
Fuel-oil	22.730	21.979	113.377	109.631	3,4%
Natural gas	4.647	4.798	23.179	23.932	-3,1%
Diesel	898	281	4.479	1.402	219,6%

Insofar as outside supplies and services are concerned, those provided by non-EDP Group companies remained little changed during the period under review. As concerns supplies made by companies belonging to the EDP Group, there was an increase of around 30% when compared with the same period last year.

Adjusted Personnel Costs *Generation*					
	PTE million		EUR thousand		
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**	△%
Personnel Costs	16.313	15.181	81.369	75.723	7,5%
Early Retirement Correction	1.508	969	7.523	4.832	55,7%
Social benefits with early retirees	181	116	903	580	55,7%
Adjusted Personnel Costs	14.624	14.096	72.943	70.310	3,7%

EDP Produção's personnel costs (before correcting for early retirements, which are only reflected in the holding company's (EDP,S.A.) accounts rose 7.5%. This rise reflects the revision of the Collective Employment Agreement (CEA), as well as the salary increases relating to 2001. After taking into account the above-mentioned correction amounting to PTE 1.7 billion (EUR 8.4 million) in September 2001 and PTE 1.1 billion (EUR 5.4 billion) in September 2000, the increase in personnel costs was only 3.7%, from PTE 14.1 billion (EUR 70.3 million) in 2000 to PTE 14.6 billion (EUR 72,9 million) in 2001.

EDP Produção
(PTE million)



140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
112.028
76.999
115.524
79.749
EBITDA
EBIT
EBITDA
EBIT
3Q2000
3Q2001

EDP Produção's operating income of PTE 79.7 billion (EUR 397.7 million) was 3.7% higher than that posted in the same period of 2000.

General Indicators
Generation

	3Q2001	3Q2000	△%
Market Share	**71%**	**62%**	**14,5%**
Gross profit margin	**73,7%**	**74,0%**	**-0,4%**
Operating capital expenditure			
(PTE million)	9.287	9.759	-4,8%
(EUR thousand)	46.323	48.678	-4,8%
Number of employees	**2.274**	**2.368**	**-4,0%**
CPPE	1.282	1.735	-26,1%
EDP Produção	416	-	0,0%
EDP Energia	34	33	3,0%
HDN	71	92	-22,8%
Hidrocenel	35	37	-5,4%
Enernova	10	11	-9,1%
EDP Cogeração	9	6	50,0%
Seflor	32	26	23,1%
TER	7	5	40,0%
Proet	132	140	-5,7%
Hidrorumo	246	283	-13,1%

As a result of the greater weight of hydro generation in the electricity production mix, the market share attained by EDP-Produção climbed from

62% in 2000 to 71% in the third quarter of 2001, representing a positive variation of 14.5%.

The gross profit margin was situated at 73.7% (down 0.4%) at the end of September 2001.

In terms of workforce numbers, the decrease was 21.9%, with the major portion relating to CPPE (453 fewer employees).

Capital expenditure carried out by EDP Produção was down 5% to PTE 9.3 billion (EUR 46.3 million) and was mostly related to recurrent expenditure. There will, however, be an appreciable increase in this item over the next few years as a result of the construction of the new combined-cycle power station for TER – Termoeléctrica do Ribatejo. A start to this major capital project is expected to take place early in 2002 once the relevant environmental licence has been issued.

EDP Distribuição

Total energy distributed in this quarter was 26,807 GWh, 4.9% more than in 2000, with the binding system (PES-Public Electricity System) accounting for 26,444 GWh and the non-binding system 364 GWh.

Energy sales in the PES recorded a positive variation of 4.0%, with the HV segment contributing most to this increase with a growth rate of 7.6%. It is worth noting that the exceptional growth in HV sales is due in large part to the transfer of consumption of cogenerators to the binding system as a result of the steep rise in fuel-oil and natural gas prices.

Energy sales (GWh)

		3Q2001	3Q2000	Δ%
Energy delivered to Distribution		**28.839**	**27.446**	**5,1%**
Own consumption - distribution		-29	-28	2,9%
Distribution losses		-2.003	-1.874	6,9%
Sales of electric energy = (1) + (2)		**26.807**	**25.545**	**4,9%**
(1) Sales of electric energy	(SEP)	**26.444**	**25.428**	**4,0%**
VHV (Very high voltage)		594	589	0,8%
HV (High voltage)		2.586	2.403	7,6%
MV (Medium voltage)		8.449	8.234	2,6%
SLE (Special low voltage)		2.093	1.993	5,0%
LV (Low voltage)		11.963	11.478	4,2%
PL (Public lighting)		758	730	3,8%
(2) Sales of electric energy - non-binding custon		**364**	**116**	**212,4%**
EDP customers	(SENV)	158	42	275,3%
Non-EDP customers	(SENV)	205	74	176,6%

Revenue from electricity sales advanced by 5.5% relative to the corresponding period of the previous year, reflecting not only the expansion in consumption, but also the tariff increase to final customers fixed for 2001 by the ERSE (electricity sector regulator). It should be noted that although the average tariff for PES customers was increased by 1.2%, the tariffs for usage of the distribution network and for commercial operations were reduced by around 3%. This led to a situation whereby EDP Distribuição's gross margin per kWh fell by approximately 8% when compared with the first quarter 2000.

Included in revenue from electricity sales is the restitution of 75% of the tariff variance relating to the commercial activity's profit-sharing mechanism in 1999, which totalled PTE 7.1 billion (EUR 35.5 million). Also brought to account (although in the opposite direction) was the variance of PTE 2.4 billion (EUR 12 million) relating to the first nine months of the year, by virtue of the consumption registered being higher than that estimated by the ERSE when setting tariffs for 2001.

Energy Sales - Domestic market

	PTE million		EUR thousand		
	3Q2001	3Q2000	3Q2001	3Q2000	Δ%
VHV (Very high voltage)	5.543	5.244	27.648	26.157	5,7%
HV (High voltage)	25.906	24.372	129.219	121.567	6,3%
MV (Medium voltage)	115.871	112.092	577.962	559.113	3,4%
LV (Low voltage)	290.271	275.203	1.447.866	1.372.709	5,5%
SLE (Special low voltage)	38.732	36.789	193.194	183.505	5,3%
Public Ilumination	11.865	11.512	59.182	57.422	3,1%
Interruptibility discounts	-3.552	-2.215	-17.717	-11.048	60,4%
Tariff correction discounts	-3.834	-4.299	-19.124	-21.443	-10,8%
Accummulated Sales	**480.802**	**458.699**	**2.398.230**	**2.287.980**	**4,8%**
Tariff Adjustments:					
Distribution 1999 Reposition	5.339	0	26.631	-	0,0%
Distribution 2001	-2.400	0	-11.971	-	-
EDP Distribuição Sales	**483.741**	**458.699**	**2.412.890**	**2.287.980**	5%
REN Tariff Difference	-	**21.832**	-	**108.898**	-
EDP Energia (HV + MV) Sales	**1.035**	**187**	**5.163**	**933**	453%
Sales to customers	**484.776**	**480.718**	**2.418.052**	**2.397.810**	0,8%

Service-related activities grew by 18% to PTE 2.8 billion (EUR 14.1 million) in 2001, of which approximately PTE 1.1 billion (EUR 5.7 million) refers to multi-utility operations. It is worth mentioning that, from the EDP Group's perspective, revenue derived from this source totalled some PTE 1.8 billion (EUR 8.9 million) in the first nine months of 2001.

The cost of electricity purchases climbed from PTE 272.3 billion (EUR 1,358 million) in the third quarter of 2000 to PTE 302.8 billion (EUR 1,510 million) in the same period of 2001, representing a rise of more than 11% which in turn reflects not only the growth in consumption but also the increase laid down by the ERSE for the energy and power tariff.

Operating income statement
Distribution

	PTE million		EUR thousand		
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**	Δ%
Electricity Sales - non-Group	483.741	458.699	2.412.890	2.287.981	5,5%
Electricity Sales - Group	416	395	2.075	1.970	5,3%
Services Provided	2.822	2.391	14.076	11.926	18,0%
Other Sales	165	234	823	1.167	-29,5%
Other Operating Revenue	2.317	1.831	11.557	9.133	26,5%
Operating revenue and gains	**489.461**	**463.550**	**2.441.421**	**2.312.178**	**5,6%**
Electricity purchases	302.813	272.296	1.510.425	1.358.207	11,2%
Direct activity costs	**302.813**	**272.296**	**1.510.425**	**1.358.207**	**11,2%**
Gross Profit Margin/ Revenue	38,1%	41,3%	38,1%	41,3%	-
Gross Profit Margin	**186.648**	**191.254**	**930.996**	**953.971**	**-2,4%**
Sundry materials and goods for resale	16.206	13.315	80.835	66.415	21,7%
Outside supplies and services - non-Group	10.928	8.828	54.509	44.034	23,8%
Outside supplies and services - Group	19.957	16.876	99.545	84.177	18,3%
Personnel Costs	55.092	50.607	274.798	252.427	8,9%
Concession Rentals	21.408	19.355	106.783	96.542	10,6%
Other Operating Costs	391	383	1.950	1.910	2,1%
Own work capitalised	-22.365	-21.055	-111.556	-105.022	6,2%
Operating costs and losses	**101.617**	**88.309**	**426.028**	**374.068**	**15,1%**
EBITDA / Revenue	17,4%	22,2%	17,4%	22,2%	-
EBITDA	**85.031**	**102.945**	**424.133**	**513.487**	**-17,4%**
Depreciation and amortisation	48.354	46.866	241.189	233.767	3,2%
Provisions	6.602	5.170	32.931	25.788	27,7%
Depreciation and provision	**54.956**	**52.036**	**274.119**	**259.554**	**5,6%**
EBIT / Revenue	6,1%	11,0%	6,1%	11,0%	-
EBIT (Operating Income)	**30.075**	**50.909**	**150.013**	**253.933**	**-40,9%**

As regards other operating costs, outside supplies and services provided by non-EDP Group companies rose by 18%. This cost escalation is attributable to the heavy expenditure on repairs and maintenance work that had to be carried out at the beginning of 2001 provoked by last winter's extremely adverse climatic conditions.

EDP Distribuição's personnel costs were PTE 55 billion (EUR 274.7 million), an advance of 9% vis-à-vis the first half of 2000.

EDP
Electricidade de Portugal

Adjusted Personnel Costs *EDP Distribuição*					
	PTE million		EUR thousand		
	3Q2001	3Q2000	3Q2001	3Q2000	Δ%
Personnel Costs	55.092	50.607	274.798	252.427	8,9%
Early Retirement Correction	8.596	5.757	42.876	28.717	49,3%
Social benefits with early retirees	1.032	691	5.145	3.446	49,3%
Adjusted Personnel Costs	45.465	44.159	226.776	220.264	3,0%

This increase is essentially due to the revision of the CEA and salary reviews for 2001. If a correction is made for the charges associated with early retirements (made in the accounts of the holding company EDP, SA) in the amount of PTE 9.6 billion (EUR 48.0 million) in September 2001 and PTE 6.4 billion (EUR 32.2 million) in September 2000, personnel costs registered an increase of 3.0%.

EDP Distribuição
(PTE million)



120.000
100.000
80.000
60.000
40.000
20.000
0
102.945
EBITDA
50.909
EBIT
36.447
NI
85.031
EBITDA
30.075
EBIT
27.672
NI
3Q2000
3Q2001

EDP Distribuição's operating income was PTE 30 billion (EUR 150 million), down 41% on that recorded in the third quarter of 2000.

The gross profit margin dropped by about three percentage points relative to the first quarter of 2000, to 38%. This contraction reflects not only the higher costs of energy purchases, but also the decrease on tariffs for power distribution and commercial activity relating to 2001.

EDP
Electricidade de Portugal

The margins in terms of both EBIT and EBITDA were situated in the third quarter of 2001 at 6% and 17%, a decline of some five-percentage points relative to the same period of 2000.

Margin Analysis after Adjustments
EDP Distribuição

	PTE million		EUR thousand		
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**	△%
EDIS Set2001Operating Revenue	484.205	461.719	2.415.204	2.303.045	5%
EDPD 1999 (75%) Tariff Difference	5.339	-5.339	26.631	-26.631	-
EDPD 2000 (75%) Tariff Difference	-	-3.080	-	-15.363	-
EDPD 2001Tariff Difference	-2.400	-	-11.971	-	-
Operating Revenue after adjustments	487.144	453.300	2.429.864	2.261.051	7%
O. Revenue before Depreciation and Provisior	402.113	358.774	2.005.731	1.789.557	12%
EBITDA	85.031	94.526	424.133	471.494	-10%
EBITDA/Revenue	17%	21%	17%	21%	
Depreciation and Provision	54.956	52.036	274.119	259.554	6%
EBIT	30.075	42.490	150.013	211.939	-29%
EBIT/Revenue	6%	9%	6%	9%	

In order to permit a comparison to be made of the margins between the two corresponding periods, an adjustment was made to revenue earned in the third quarter of 2000 by proportioning the tariff differences, which were only recorded in December 2000; these differences relate to the profit-sharing mechanism applied to EDP Distribuição's commercialisation activity in 1999 and 2000. We can see that both the EBIT and the EBITDA margins on this activity fell by three percentage points when compared with the third quarter of 2000.

General indicators
EDP Distribuição

	3Q2001	3Q2000	△%
Gross profit margin	**36,8%**	**40,6%**	**-9,4%**
Number of employees	**7.871**	**8.582**	**-8,3%**
Operating capital expenditure			
PTE million	35.141	31.120	12,9%
EUR thousand	175.283	155.226	12,9%

The number of employees at EDP Distribuição decreased to 7,871 (down more than 8%), in line with the objectives laid down for efficiency gains.

Current capital expenditure during the period amounted to PTE 35.1 billion (EUR 175 million), 13% higher than the figure for 2000. The Group expects that the figure for capital expenditure for the full year will be in line with predetermined goals.

BANDEIRANTE (BRASIL)

Bandeirante started to be consolidated proportionally (54,02%) in the EDP Group's accounts with effect from January 2001. For comparison purposes, we present pro forma accounts for this company taking into consideration the same proportion of its results for the third quarter of 2000 (at 30 September 2000, the EDP Group owned just 17%).

The financial statements, as well as Bandeirante's other operating data presented in this document, reflect this company's accounting situation at 31 August 2001.

Bandeirante's electricity sales totalled 15,511 GWh at the end of August 2001, down 6% relative to the figure for August 2000.

EDP
Electricidade de Portugal

Energy sales (GWh)
Bandeirante

	Aug. 2001	Aug. 2000	△%
Energy acquisition (Furnas and Itaipú)	**17.251**	**18.662**	**-7,6%**
Energy sales	**15.511**	**16.546**	**-6,26%**
Residential	3.083	3.319	-7,1%
Industrial	8.268	8.187	1,0%
Commercial	1.770	1.727	2,5%
Other	2.390	3.313	-27,9%

The decline in consumption during the period under review was only recorded in the "residential" and "other" segments as a result of the impact of the energy-rationing programme implemented by the Brazilian government. This measure has as its goal curbing the demand for electricity by roughly 20% and is mainly targeted at the residential segment.

In terms of operating revenue, electricity sales registered a negative variation of 13.6%, to be situated at PTE 83.7 billion (EUR 417.7 million) in August 2001. This decrease reflects the devaluation of the real relative to the escudo. If we analyse the operating revenue in reais, we register a 23,3% positive variation principally because the drop in electricity sales noted in this period was partially compensated by the tariff readjustment that occurred in October 2000.

EDP
Electricidade de Portugal

Operating income statement
Bandeirante (54%)

	PTE million		EUR thousand		
	3T2001	3T2000 pró-forma *	3T2001	3T2000 pró-forma *	Δ%
Electricity Sales	83.758	96.985	417.783	483.759	-13,6%
Operating revenue and gains	**83.758**	**96.985**	**417.783**	**483.759**	**-13,6%**
Electricity purchases	61.073	72.341	304.631	360.835	-15,6%
Direct activity costs	**61.073**	**72.341**	**304.631**	**360.835**	**-15,6%**
Sundry materials and goods for resale	315	572	1.571	2.853	-44,9%
Outside supplies and services	4.871	4.254	24.296	21.219	14,5%
Personnel Costs	4.862	9.003	24.252	44.907	-46,0%
Other operating costs (or revenue)	822	870	4.100	4.340	-5,5%
Own work capitalised	-144	-323	-718	-1.611	-55,4%
Operating costs and losses	**10.726**	**14.376**	**51.930**	**68.854**	**-25,4%**
EBITDA	**11.959**	**10.268**	**59.651**	**51.217**	**16,5%**
EBITDA / Revenue	14%	11%	14%	11%	
Depreciation	3.742	5.132	18.665	25.598	-27,1%
Provision	0	1.424	0	7.103	-100,0%
EBIT (Operating Income)	**8.217**	**3.712**	**40.986**	**18.515**	**121,4%**
EBIT / Revenue	10%	4%	10%	4%	

* For purposes of comparison, both sets of third quarter figures correspond to 54% of Bandeirante´s total

Included in the item electricity sales is some PTE 11 billion (EUR 55.0 million) relating to revenue stemming from the application of "Annex V", presently being discussed amongst power producers, distributors and the Brazilian government.

On 23 October 2001, the Brazilian electricity market's regulator (ANEEL), authorised a 19.43% in electricity tariffs charged by Bandeirante. This readjustment falls within the annual tariff review contemplated in the concession contract entered into between the company and the Brazilian government.

As regards operating expenditure, costs with the acquisition of electricity decreased by some 15.6% as a consequence of the Real devaluation relative to the escudo. If we analyse the evolution of the cost of electricity acquisition we verify a 4,6% rise, this increase is caused by the rise in the price of energy purchases from Itaipu and Furnas, which are partially indexed to the American dollar, being counterbalanced by the decrease in energy sales. The October 2001 tariff readjustment took into account this increase in the cost of electric energy acquisitions in setting the new tariffs for final customers to be charged by Bandeirante.

General Indicators
Bandeirante

	Aug. 2001	Aug. 2000	△%
Gross profit margin	**27,1%**	**25,4%**	**6,7%**
Number of employees	**2.728**	**2.834**	**-3,7%**
Operating capital expenditure			
PTE million	4.436	4.785	-7,3%
EUR thousand	22.127	23.867	-7,3%

Operating income was PTE 8.2 billion (EUR 41 million), representing an improvement of 121.4% when compared with the accumulated figure of PTE 3.7 billion (EUR 18.5 million), thereby enabling the EBIT and EBITDA margins to rise to 14% and 10%, respectively.

Bandeirante
(PTE million)


14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
-8.000
10.268
EBITDA
3.712
EBIT
3Q2000
NI
-3.750
11.959
EBITDA
8.217
EBIT
3Q2001
NI
-5.736

000039

EDP
Electricidade de Portugal

Bandeirante's restructuring process and the division of its concession area were approved by ANEEL in August 2001. Bandeirante Energia (96.5% held by EDP) commenced its activity as an independent company on 1 October 2001.

TELECOMMUNICATIONS

The consolidated financial statements for the period to 30 September 2001 reflect Comunitel's contribution since its acquisition on 12 June 2001.

Operating revenue from the EDP Group's telecommunications companies rose from PTE 4.6 billion (EUR 23.2 million) in the third quarter of 2000 to PTE 21.9 billion (EUR 109.3 million) at the end of September 2001.

This improvement in the revenues of companies included in the ONI universe is explained by three predominant factors:

- The inclusion in the 2001 third quarter accounts of approximately PTE 4.2 billion (EUR 21.2 million) corresponding to Comunitel's operating revenues from the date it was acquired up till the third quarter close (30 September 2001);
- The increase in revenues derived from telecommunication services (voice and data), which at the end of the period totalled PTE 14.5 billion (EUR 72.2 million), or PTE 18.6 billion (EUR 93.1 million) if we include Comunitel;
- The increase in equipment sales, which at 30 September 2001 amounted to PTE 3.3 billion (EUR 16.3 million).

Aggregate revenues from voice services were PTE 12.4 billion (EUR 62.2 million) at the end of the third quarter, or 67% of total revenue from telecommunications services.

Voice traffic handled by ONI in the third quarter of 2001 totalled 792.3 million minutes, compared with a total of 120.1 million minutes for the whole of 2000. Voice traffic registered in this period was originated by the following segments: 76% corporate customers, 19% residential customers, and 5% operators.

This strong growth in voice traffic mirrors not only the impact of liberalisation in short-distance calls (local traffic) - which took place on 1 January 2001 and represents in Portugal roughly 50% of total traffic commuted -, but also the significant increase in the number of equivalent lines (CLIs), which swelled from 277,246 at the end of 2000 to 576,012 at the end of September this year. Of the total CLIs, 267,654 belong to the business segment and 308,358 to the residential segment.

These figures include the contribution made by Comunitel, whose services are targeted at Spain's business segment. At the end of the period it had a total number of 109,654 CLIs and handled a traffic volume of 455.5 million minutes, the bulk of which stemming from voice services.

Revenue from data services (which account for about 19% of telecommunications receipts) totalled PTE 3.6 billion (EUR 17.9 million) in the 9-month period. At the end of September 2001, ONI had 335,700 registered internet accounts, which translated itself into ISP traffic in excess of 427 million minutes.

At the end of the period, the band width allocated in final customer access was situated at 1.001 E1 equivalent and the use of backbone and interconnection infrastructures at 3.256 E1 equivalent (E1 equivalent = 2Mbites/sec.).

The gross margin on sales generated by the ONI Group from telecommunications services for the first nine months of 2001 stood at PTE 6.4 billion (EUR 31.7 million), or roughly 51% of total revenue derived from this activity during the period. However, taking account of the effect of equipment sales in this period, the gross profit margin on sales was 30%, a fact that is fully explained by the minimal margin earned from this activity (around 2%), which, incidentally, does not form part of ONI's core business.

ONI Portugal's gross margin at the end of the period under review was situated at 34%, with the margin on voice services being approximately 37% and that generated by data services 42%. In the case of the latter, the gross margin was partially affected by the higher direct costs of data services, in particular, those incurred with the use of rented network and backbone infrastructures.

Turning to ONI's operation in Spain, the gross margin on Comunitel's sales represented 21% of its total revenues at the end of September. This is lower than ONI's margin in Portugal and can be ascribed to the large weight of indirect voice services in its revenue mix.

Operating income statement
Telecommunications

	PTE million		EUR thousand		
	3Q2001	3Q2000	3Q2001	3Q2000	Δ%
Revenue from telecommunications service	**18.661**	**4.560**	**93.081**	**22.745**	**309%**
Voice telecommunications services	12.480	961	62.248	4.793	1199%
Data telecommunications services	3.598	2.460	17.946	12.270	46%
Other telecommunications income	2.584	1.139	12.887	5.681	127%
Revenue from equipment sales	**3.266**	**103**	**16.291**	**514**	**3071%**
Equipment sales	3.266	103	16.291	514	3071%
Operating revenue and gains	**21.927**	**4.663**	**109.371**	**23.259**	**370%**
Cost of equipment sales	3.029	79	15.107	394	3734%
Cost of telecommunications services	12.300	3.464	61.353	17.278	255%
Direct activity costs	**15.329**	**3.543**	**76.460**	**17.672**	**333%**
Outside supplies and services	11.752	9.446	58.619	47.116	24%
Personnel Costs	8.346	3.106	41.630	15.493	169%
Other operating costs or revenue	-102	246	-509	1.227	-141%
Own work capitalised	-1.722	-6.365	-8.589	-31.748	-73%
Operating costs and losses	**18.274**	**6.433**	**91.151**	**32.088**	**184%**
EBITDA	**-11.676**	**-5.313**	**-58.239**	**-26.501**	**120%**
EBITDA / Revenue	-53%	-114%	-53%	-114%	
Depreciation and amortisation	6.498	2.943	32.412	14.680	121%
Provisions	657	5	3.277	25	13040%
EBIT (Operating Income)	**-18.831**	**-8.261**	**-93.928**	**-41.206**	**128%**
EBIT / Revenue	-86%	-177%	-86%	-177%	

Note: Business segment accounts no audited

The direct costs of telecommunications activity amounted to PTE 15.3 billion (EUR 76.5 million), reflecting the increase in business volume and the consequent escalation in the cost of renting access circuits to PT's network, as well as interconnection costs paid to the same entity.

The increase in the item operating costs (excluding direct costs of telecommunications activity), which at the end of September 2001 totalled PTE 25.4 billion (EUR 126.8 million), is due to the natural rise in certain costs motivated by the normal development of the telecommunications business.

Outside supplies and services increased by 24% over the period to total PTE 11.8 billion (EUR 58.6 million). Even if one includes in this item the cost of interconnections and circuits rented from Portugal Telecom (allocated for purposes of this document to direct activity costs), the increase in outside supplies and services is significantly lower than the rise in revenue generated by the telecommunications business.

Personnel costs for the period were PTE 8.3 billion (EUR 41.6 million), against PTE 3.1 billion (EUR 11.8 million) at the end of September 2000. This increase reflects not only the larger workforce at ONI, but also the inclusion the cost associated with Comunitel's staff since its acquisition date.

General Indicators
Telecommunications

	3Q2001	3Q2000	△%
Number of Employees	**1.575**	**513**	**207,0%**
Portugal	1.039	513	
Spain	536		
Operating Capital Expenditure			
PTE million	13.325	8.975	48,5%
EUR thousand	66.465	44.767	48,5%

ONI's workforce in Portugal presently numbers 1,039 compared with 513 at the end of the same period a year earlier. The breakdown of ONI's staff by functions is as follows: commercial area 17%, technical area 57%, administrative staff, including the contact centre, billing and collections, 26%.

Comunitel's staff complement at the end of September stood at 287 and that of Germinus at 249.

The EDP Group's accumulated capital expenditure in the period under review amounted to PTE 68 billion (EUR 339.3 million), of which PTE 7.8 billion (EUR 38.9 million) refers to operating investments, PTE 5.6 billion (EUR 27.9 million) to investments in the UMTS area, while approximately PTE 54.7 billion (EUR 272.8 million) represents financial investments made in the telecommunications arena.

Financial investments made in this period are associated with the additional acquisition (in the first of 2001) of Comunitel (involving an outlay of PTE 13.7 billion), and the capital increases at Germinus and ONI Way which absorbed respectively PTE 1.8 billion /EUR 9 million) and PTE 15.4 billion (EUR 76.8 million). In the third quarter of 2001 ONI made an additional investment of PTE 180 million (EUR 897 thousand) in Germinus, as well as other financial investments totalling PTE 120 million (EUR 598 thousand). Moreover, in October 2001, ONI SGPS subscribed for ONI WAY's capital increase in the aount of PTE 23.4 billion (EUR 116.7 million).

Telecommunications
(PTE million)



3Q2000
3Q2001
0
-5.000
-10.000
-15.000
-20.000
EBITDA
EBIT
NI
-5.313
-8.261
-16.668
-11.676
-18.831
-12.226

E000044

EDP
Electricidade de Portugal

INFORMATION SYSTEMS

Edinfor, the EDP GROUP Company dedicated exclusively to information technology business, centres its activity on the provision of services in the development and operation of information systems.

Operating income statement
Information technologies

	PTE million		EUR thousand	
	3Q2001	3Q2000	3Q2001	3Q2000
Operating revenue and gains	**30.862**	**16.037**	**153.939**	**79.992**
Sales	6.304	4.176	31.444	20.830
Services Provided	24.558	11.861	122.495	59.162
Operating costs and losses	**27.433**	**13.641**	**136.835**	**68.041**
Sundry materials and goods for resale	5.889	3.321	29.374	16.565
Outside supplies and services - non-Group	11.188	4.926	55.806	24.571
Outside supplies and services - Group	1.416	1.060	7.063	5.287
Personnel Costs	7.417	3.477	36.996	17.343
Depreciation and amortisation	3.075	1.446	15.338	7.213
Provisions	62	36	309	180
Other operating costs (or revenue)	-398	-9	-1.985	-45
Own work capitalised	-1.216	-616	-6.065	-3.073
Operating Income	**3.429**	**2.396**	**17.104**	**11.951**

Note: Business segment accounts not audited. These figures refer to the universe of Edinfor Group companies, which in 2001 includes the recently acquired Case Group

Operating revenue expanded to PTE 30.8 billion (EUR 154 million) in the period. The item «services provided» was the principal contributor to this growth, of which 61.7% or PTE 15.1 billion (EUR 75.3 million) was earned from non-EDP Group companies. This growth was to a large extent underpinned, besides the consolidation of CASE's accounts, by the continuing involvement of Edinfor Group companies in the development and installation of SAP-related projects.

In terms of operating costs, the increase was in the order of 150%, largely explained by the trend in the items «outside supplies and services» (up 142%) and «personnel costs» (up 152%). These increases are attributable not only to the inclusion of CASE's accounts with those of the Edinfor

Group, but also to the greater recourse to outsourcing in order to cope with the growing demand for its services.

General Indicators
Information Technologies

	3Q2001	3Q2000	△%
Number of employees	**1.586**	**728**	**117,9%**
Operating Capital Expenditure			
PTE million	8.207	2.739	199,6%
EUR thousand	40.936	13.662	199,6%

The number of workers expanded by 104% to 1,039 due to the inclusion of CASE employees.

Operating income climbed to PTE 3.4 billion (EUR 17 million), an improvement of 41% on 2000, with EBIT and EBITDA figures standing at 11% and 21%, respectively.

Information Technologies
(PTE million)


7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
3.878
EBITDA
2.396
EBIT
6.566
EBITDA
3.429
EBIT
1.130
R.L.
3Q2000
3Q2001

ECONOMIC AND FINANCIAL REVIEW

EDP GROUP

OPERATING INCOME

The EDP Group's operating income for the nine months ended 30 September 2001 was PTE 110.9 billion (EUR 553 million), or 18.6% lower than the figure for the same period of 2000.

Of course, this result reflects the changes to the consolidation perimeter for this quarter's financial statement consolidation, namely the sale of part of the equity interest in REN on the one hand, and the inclusion of Bandeirante Energia in the universe of consolidated subsidiaries, on the other.

A review of the EDP Group's pro forma accounts (adjusted by the exclusion of REN's operating profit in 2000, and taking into account the contribution from Bandeirante Energia's operating income during the first nine months of 2001) reveals a decline in the Group's operating income of 12.1% relative to the corresponding period of last year.

In the electricity generation business, the hydrological conditions recorded in the first nine months of the year, during which the hydraulicity coefficient climbed to 1.40 against 0.82 in 2000, were responsible for a change in the production mix. Accordingly, there was an increase in the recourse to hydro generation to the detriment of that from thermal sources. This state of affairs led on the one hand to a substantial reduction in power generation costs relative to the previous year, and, on the other, to an increase in EDP Produção's market share of total electricity generated at national level. These variations in generating costs are not, however, reflected in operating profits by virtue of the fact that they are absorbed (adjusted for average hydrological conditions) by the hydrological correction fund.

EDP
Electricidade de Portugal

Operating income by business segment

	PTE million		EUR thousand		
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**	Δ%
EDP Produção	79.749	77.000	397.786	384.074	3,6%
EDP Distribuição	30.075	50.909	150.013	253.933	-40,9%
Telecommunications	-18.831	-8.266	-93.929	-41.231	127,8%
Information Technologies	3.429	2.396	17.104	11.951	43,1%
Other (Holding + Services) (1)	-5.064	-2.676	-25.259	-13.348	89,2%
Consolidation Adjustments (2)	13.421	6.947	66.944	34.651	93,2%
	102.779	**126.310**	**512.659**	**630.032**	**-18,6%**
Bandeirante	8.217	-	40.986	-	-
Total *pro-forma*	**110.996**	**126.310**	**553.646**	**630.032**	**-12,1%**
REN	-	9.992	-	49.840	-
Accounting total	**110.996**	**136.302**	**553.646**	**679.872**	**-18,6%**

Note: Business segment accounts not audited

(1) Increase in Holding´s OSS : Insurance and Specialized Work

(2) These adjustments are relative to:
- intra-group operations
- accounting adjustments, namely relative to the direct use of Retirement Pension Prov
which registered the following: in 2001= 10.151 PTE million
in 2000= 6.740 PTE million

Turning to the distribution business, the decline in operating income observed in the first nine months of the year can be largely ascribed to the cut laid down by the ERSE for the current year in the regulated tariff for electricity distribution. EDP Distribuição's operating performance reflects the impact of the significant increase in the cost of electricity purchases caused, in turn, by the rise in the energy and power tariff. The effect of this increase was not offset by the average increase of 1.2% in the tariff charged to the final consumer. The company's operating income was also adversely affected by costs induced by the need to effect large-scale repair and maintenance works provoked by last winter's exceptionally severe storms.

There was also a significant deterioration in operating results from telecommunications activities. Nevertheless, this business area's operating performance exceeded the expectations laid down for this period in the relevant business plan.

EDP
Electricidade de Portugal

NET FINANCIAL ITEMS

The trend in net interest and financial expense was particularly negative, rising from a negative figure of PTE 19.9 billion (EUR 99.6 million) in the third quarter of 2000 to a negative balance of PTE 57.9 billion (EUR 288.7 million) in the period under review.

This performance was influenced by the higher interest rates on borrowed funds (as a result of the increase in debt and interest rate rises), by the negative contribution from group and associated companies and, above all, by the negative exchange rate differences associated with the Brazilian currency's depreciation against the American dollar.

Financial income statement

	PTE million		EUR thousand		
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**	**Δ%**
Net Interest	-35.045	-26.932	-174.804	-134.336	30,1%
Losses in Group associated companies	-4.155	9.351	-20.725	46.643	-144,4%
Net Foreign Exchange	-9.908	119	-49.421	594	-8426,1%
Investiment Income	1.421	4.601	7.088	22.950	-69,1%
Cerj *Goodwill* Depreciation	-1.431	-1.431	-7.140	-7.140	0,0%
Ace *Goodwill* Depreciation	-442	0	-2.207	0	0,0%
Bandeirante *Goodwill* Depreciation	-1.930	-1.579	-9.627	-7.876	22,2%
Iven *Goodwill* Depreciation	-2.769	-2.769	-13.810	-13.810	0,0%
Optep *Goodwill* Depreciation	-1.279	-1.627	-6.382	-8.116	-21,4%
Other	-2.334	302	-11.642	1.507	-872,4%
	-57.873	**-19.965**	**-288.669**	**-99.585**	**189,9%**

The Real's sharp devaluation against the dollar (approximately 37%) during the third quarter of 2001 (30 September 2001 USD = 2.67 Real) was responsible for the deterioration in foreign exchange differences of PTE 9.9 billion (EUR 49.4 million) when compared with the same period of 2000. This fact is explained by Bandeirante Energia's large exposure to the dollar.

The deterioration in the balance of interest payable/receivable by some PTE 8.1 billion (EUR 40.5 million) is mainly due to two factors:

- The widening of the base for the calculation of interest borne as a consequence of EDP Group's greater recourse to borrowings in order to finance new investments, as well as the consolidation of Bandeirante Energia's debt and the increase in ONI's debt;

- The higher financing charges associated with the EDP holding company's debt (82.2% of the Group's total borrowings are centralised in the holding company's balance sheet), as a consequence of the hikes in market interest rates, The annual average interest rate in this period was situated at 4.51%, against the 4.02% recorded in the corresponding period last year.

The following table presents the contributions of group and associated companies to the EDP Group's net income in the first nine months of 2001:

Impact on Consolidated Net Income

	Capital held (%)	3Q2001 PTE million	3Q2001 EUR thousand
CERJ	19%	(1.625)	(8.105)
CEM	22%	1.620	8081
EEGSA	17%	83	415
IVEN (Escelsa/Enersul)	73%	(5.744)	(28.651)
REN	30%	2.514	12.541
Other		(1.004)	7.536
Total		**(4.155)**	**(20.725)**

INTEREST-BEARING DEBT

At the end of September 2001, the EDP Group's total interest-bearing debt totalled PTE 1,162 billion (EUR 5,798 million), of which PTE 53.5 billion (EUR 266.7 million) relates to the consolidated portion of Bandeirante's indebtedness and PTE 110 billion (EUR 548 million) to ONI's borrowings.

The rise of around 2.7% in the Group's debt when compared with the third quarter of 2000 is chiefly due to the change in the consolidation criteria for Bandeirante Energia, which since the beginning of 2001 is consolidated using the proportional method. Another contributing factor was the increase in ONI's borrowings, which expanded from PTE 77.4 billion (EUR 386 million) in September 2000 to PTE 110 billion (EUR 548 million) in September 2001. This situation reflects the execution of the investment programme in the telecommunications sector.

NET EXTRAORDINARY ITEMS

The EDP Group's 2001 third quarter financial statements show a positive balance on the extraordinary items account of some PTE 14.4 billion (EUR 71.9 million), representing an increase of approximately 90.3% relative to the first nine months of 2000.

Net extraordinary income and gains for the period refer in large part to the set-off of depreciation on subsidised fixed assets and the surplus associated with the hydrological correction account.

The set-off of depreciation on subsidised fixed assets amounted to PTE 8.6 billion (EUR 42.9 million), or 5% up on the same period of last year, and constitutes a recurring extraordinary income item linked to financial contributions received for the capital investment that the Group has realised over the years.

The extraordinary income (surplus) associated with the Hydrological Correction and which totalled PTE 7.6 billion in the first nine months of 2001, is the result of a surplus on this account relative to the reference level stipulated to counter the effects of hydrological variations. From the hydrological perspective, the first nine months of 2001 were extremely favourable (hydraulicity coefficient of 1.40 versus 0.82 in 2000), with the result that in addition to permitting the Fund to restore the above-mentioned reference level, it also generated a surplus which, according to the law, is attributable to the Group.

Hydrological Fund

Initial Balance (31 Dez 2000)	Hydrological Fund Enforcement 3Q2001	Hydrological Fund Enforcement Financial Costs	EDP Extraordinary Income	Final Balance (30 Set 2001)	
73.280	1.410	3.033	7.627	77.723	(PTE million)
365.521	7.031	15.130	38.046	387.681	(EUR thousand)

OPERATING CAPITAL EXPENDITURE

Operating capital expenditure

	PTE million		EUR thousand	
	3Q2001	**3Q2000**	**3Q2001**	**3Q2000**
Generation	9.287	9.759	46.323	48.678
Distribution	35.141	31.120	175.283	155.226
Core Business	**44.428**	**40.879**	**221.606**	**203.904**
Bandeirante	4.436	4.785	22.127	23.867
Telecommunications	13.325	8.975	66.465	44.767
Information Technologies	7.093	2.379	35.380	11.866
Other	6.684	2.284	33.340	11.393
Total Oper. Capital Expenditure	**75.966**	**55.240**	**378.917**	**295.797**

As can be gauged from the above table, the higher capital expenditure in this period relative to the same period last year is essentially explained by the investments in Telecommunications, Information Technologies and in other recurrent investments made outside the Group's traditional core business.

Contactos:
Gabinete de Relações com Investidores ir@edp.pt
Tel: + 351 21 001 2834
Fax: + 351 21 720 3040
Dr. Pedro Pires – Director pedro.pires@edp.pt
Dr. João Prego joao.prego@edp.pt

EDP
Electricidade de Portugal

Annexes:

Consolidated Income Statements
As of 30th September, 2001 and 2000
(unaudited)

	PTE million		Euro thousands		
	3Q2001	3Q2001	3Q2001	3Q2001	Δ%
Revenues	**797.041**	**688.135**	**3.975.624**	**3.432.403**	**15,8%**
Operating costs and expenses					
Electricity purchase	357.760	304.143	1.784.499	1.517.059	17,6%
Fuel costs	49.448	46.267	246.646	230.779	6,9%
Raw materials and consumables	26.331	20.353	131.338	101.520	29,4%
Personnel costs	79.305	62.559	395.572	312.043	26,8%
Depreciation and amortisatior	97.192	86.049	484.792	429.211	12,9%
Outside supplies and services	77.526	47.417	386.698	236.515	63,5%
Own work capitalised	-31.202	-30.991	-155.635	-154.582	0,7%
Concession and power-generation rental costs	22.011	19.914	109.790	99.331	10,5%
Provisions	7.731	6.732	38.562	33.579	14,8%
Hydrological correction	0	0	0	0	#DIV/0!
Other operating income, net	-57	-618	-284	-3.083	-90,8%
	686.045	**561.825**	**3.421.978**	**2.802.371**	**22,1%**
Operating income	**110.996**	**126.310**	**553.646**	**630.032**	**-12,1%**
Interest and related expenses	-96.027	-48.544	-478.981	-242.136	97,8%
Interest and related income	38.154	28.580	190.311	142.556	33,5%
Other non-operating expenses (income), net	14.420	7.576	71.927	37.789	90,3%
	-43.453	**-12.388**	**-216.743**	**-61.791**	**250,8%**
Income before income taxes	67.542	113.921	336.898	568.236	-40,7%
Provision for income taxes	-24.443	-35.168	-121.921	-175.417	-30,5%
Net income before minority interest	43.099	78.753	214.977	392.818	-45,3%
Minority interest	9.977	349	49.765	1.741	2758,7%
Net income for the period	**53.076**	**79.102**	**264.742**	**394.559**	**-32,9%**

*Comparability is maintained in terms of results for the two quarterly periods, but not for the other variables, due to the changes in the consolidation method applied in the EDP Group's to the investments in REN (now equity accounted when previously it was fully consolidated) and in Bandeirante (which is now proportionally consolidated whereas previously it was equity accounted).

Consolidated Balance Sheets
As of 30th September 2001, and 31st December 2000
(unaudited)

	PTE millions		Euro thousands		
	3Q2001	2000	3Q2001	2000	Δ%
Assets					
Currents assets					
Cash and cash equivalents	59.109	11.566	294.834	57.691	411,1%
Accounts receivable - trade, net	146.406	102.086	730.270	509.203	43,4%
Shareholders	47.836	46.152	238.605	230.205	3,6%
Accounts receivable - other, net	94.357	41.295	470.651	205.979	128,5%
Inventories	22.171	22.830	110.588	113.875	-2,9%
Accrued income	34.246	18.705	170.818	93.299	83,1%
Prepaid expenses	102.075	99.631	509.148	496.957	2,5%
	506.200	**342.265**	**2.524.915**	**1.707.209**	**47,9%**
Long-term receivables	26.243	20.854	130.900	104.019	25,8%
Investments, net	583.984	547.154	2.912.900	2.729.193	6,7%
Fixed assets, net	1.912.409	1.912.506	9.539.056	9.539.540	0,0%
Other assets, net	171.193	161.783	853.907	806.970	5,8%
Total assets	**3.200.029**	**2.984.562**	**15.961.677**	**14.886.931**	**7,2%**
Liabilities					
Current liabilities					
Short-term debt and current portion of long-term debt	411.678	362.289	2.053.441	1.807.090	13,6%
Accounts payable - trade, net	117.363	110.052	585.404	548.937	6,6%
State and other public entities	9.719	9.559	48.478	47.680	1,7%
Accounts payable - other, net	47.698	16.254	237.917	81.075	193,5%
Accrued expenses	64.113	41.476	319.794	206.881	54,6%
Deferred income	52.500	55.078	261.869	274.726	-4,7%
	703.071	**594.708**	**3.506.903**	**2.966.391**	**18,2%**
Long-term debt	777.607	642.601	3.878.687	3.205.280	21,0%
Accrued pension liabilities	121.221	66.782	604.648	333.107	81,5%
Other provisions	11.844	75.076	59.078	374.478	-84,2%
Deferred income	248.485	237.583	1.239.438	1.185.059	4,6%
Hydrologic correction account	77.723	73.280	387.681	365.519	6,1%
Other liabilities	40.328	43.128	201.155	215.122	-6,5%
Total liabilities	**1.980.279**	**1.733.158**	**9.877.590**	**8.644.956**	**14,3%**
Minority interest	**31.635**	**7.467**	**157.795**	**37.244**	**323,7%**
Shareholders' equity					
Share capital	596.197	599.835	2.973.818	2.991.964	-0,6%
Revaluation reserves	405.155	405.155	2.020.905	2.020.903	0,0%
Legal reserves	44.344	38.841	221.187	193.739	14,2%
Other reserves	-2.328	8.347	-11.612	41.635	-127,9%
Retained earnings (deficit)	91.671	81.700	457.253	407.518	12,2%
Net income for the year	53.076	110.059	264.742	548.974	-51,8%
Sharehoders' equity	**1.188.115**	**1.243.937**	**5.926.293**	**6.204.732**	**-4,5%**
Total liabilities and shareholders' equity	**3.200.029**	**2.984.562**	**15.961.677**	**14.886.931**	**7,2%**

*Comparability is maintained in terms of results for the two quarterly periods, but not for the other variables, due to the change in the consolidation method applied in the EDP Group's to the investment in REN (now equity accounted when previously it was fully consolidated during the whole year).

EDP Electricidade de Portugal

Consolidated Balance Sheets
As of September 30th 2001, and 2000
(unaudited)

	PTE millions		Euro thousands		Δ%
	3Q2001	3Q2000	3Q2001	3Q2000	
Assets					
Currents assets					
Cash and cash equivalents	59.109	16.388	294.834	81.743	260,7%
Accounts receivable - trade, net	146.406	77.391	730.270	386.025	89,2%
Shareholders	47.836	5.713	238.605	28.496	737,3%
Accounts receivable - other, net	94.357	84.117	470.651	419.574	12,2%
Inventories	22.171	18.824	110.588	93.894	17,8%
Accrued income	34.246	17.021	170.818	84.900	101,2%
Prepaid expenses	102.075	62.060	509.148	309.554	64,5%
	506.200	**281.514**	**2.524.915**	**1.404.186**	**79,8%**
Long-term receivables	26.243	41.352	130.900	206.263	-36,5%
Investments, net	583.984	762.069	2.912.900	3.801.184	-23,4%
Fixed assets, net	1.912.409	1.805.132	9.539.056	9.003.960	5,9%
Other assets, net	171.193	31.214	853.907	155.695	448,4%
Total assets	**3.200.029**	**2.921.281**	**15.961.677**	**14.571.288**	**9,5%**
Liabilities					
Current liabilities					
Short-term debt and current portion of long-term debt	411.678	339.649	2.053.441	1.694.162	21,2%
Accounts payable - trade, net	117.363	81.410	585.404	406.071	44,2%
State and other public entities	9.719	14.185	48.478	70.754	-31,5%
Accounts payable - other, net	47.698	27.422	237.917	136.780	73,9%
Accrued expenses	64.113	31.004	319.794	154.647	106,8%
Deferred income	52.500	46.006	261.869	229.477	14,1%
	703.071	**539.676**	**3.506.903**	**2.691.893**	**30,3%**
Long-term debt	777.607	716.358	3.878.687	3.573.179	8,6%
Accrued pension liabilities	121.221	65.610	604.648	327.261	84,8%
Other provisions	11.844	65.101	59.078	324.722	-81,8%
Deferred income	248.485	233.138	1.239.438	1.162.887	6,6%
Hydrologic correction account	77.723	63.363	387.681	316.053	22,7%
Other liabilities	40.328	22.943	201.155	114.439	75,8%
Total liabilities	**1.980.279**	**1.706.189**	**9.877.590**	**8.510.435**	**16,1%**
Minority interest	**31.635**	**37**	**157.795**	**185**	**85400,0%**
Shareholders' equity					
Share capital	596.197	599.835	2.973.818	2.991.964	-0,6%
Revaluation reserves	405.155	405.155	2.020.905	2.020.905	0,0%
Legal reserves	44.344	38.841	221.187	193.738	14,2%
Other reserves	-2.328	5.901	-11.612	29.434	-139,5%
Retained earnings (deficit)	91.671	86.221	457.253	430.069	6,3%
Net income for the year	53.076	79.102	264.742	394.559	-32,9%
Sharehoders' equity	**1.188.115**	**1.215.055**	**5.926.293**	**6.060.669**	**-2,2%**
Total liabilities and shareholders' equity	**3.200.029**	**2.921.281**	**15.961.677**	**14.571.288**	**9,5%**

EDP
Electricidade de Portugal

NOTES TO THE FINANCIAL STATEMENTS

*Comparability is maintained in terms of results for the two quarterly periods, but not for the other variables, due to the change in the consolidation method applied in the EDP Group's to the investment in REN (now equity accounted when previously it was fully consolidated).

ENERGY BALANCE

Energy Balance (GWh)

		3Q2001	3Q2000	Δ%
CPPE hydroelectric emission	(SEP)	10.769	6.503	65,6%
CPPE thermoelectric emission	(SEP)	9.588	10.758	(10,9%)
Embedded emission	(SENV)	665	393	69,3%
Wind powered emission + Biomass	(SEI)	73	48	52,1%
Total EDP emission		**21.095**	**17.702**	**19,2%**
Pumping		(311)	(412)	24,5%
Net EDP emission		**20.784**	**17.290**	**20,2%**
Pego emission	(SEP)	2.735	3.565	(23,3%)
Tapada emission	(SEP)	3.874	4.561	(15,1%)
Auto-producers	(SEI)	1.929	1.738	11,0%
Import/Export balance		141	852	(83,5%)
Gross demand		**29.463**	**28.005**	**5,2%**
Synchronous compensation		(26)	(29)	10,6%
Own consumption - generation		(2)	(3)	10,9%
Own consumption - transmission		(7)	(7)	(2,2%)
Losses		(588)	(521)	(13,0%)
Energy delivered for distribution		**28.839**	**27.446**	**5,1%**
Own consumption - distribution		(29)	(28)	(2,9%)
Distribution		(2.003)	(1.874)	(6,9%)
Energy Sales = (1) + (2)		**26.807**	**25.545**	**4,9%**
(1) Energy Sales - Binding System	(SEP)	**26.444**	**25.428**	**4,0%**
VHV (Very high voltage)		594	589	0,8%
HV (High voltage)		2.586	2.403	7,6%
MV (Medium voltage)		8.449	8.234	2,6%
SLE (Special low voltage)		2.093	1.993	5,0%
LV (Low voltage)		11.963	11.478	4,2%
PL (Public Ilumination)		758	730	3,8%
(2) Energy Sales - Non binding system		**364**	**116**	**212,1%**
EDP customers	(SENV)	158	42	275,0%
Non-EDP customers	(SENV)	205	74	176,3%

EDP Electricidade de Portugal

OTHER SALES

	PTE millions		Euro thousands		Δ%
	3Q2001	3Q2001	3Q2001	3Q2001	
Steam	1.240	210	6.185	1.047	490,5%
Ash	549	645	2.738	3.217	-14,9%
IT products	2.099	2.147	10.470	10.709	-2,2%
Sundry materials	6.389	5.575	31.868	27.808	14,6%

NET FINANCIAL ITEMS

	PTE millions		Euro thousands		Δ%
	3Q2001	3Q2000	3Q2001	3Q2000	
Expenses and losses					
Interest payable	62.276	37.553	310.631	187.314	65,8%
Attributable losses in group and associated companies	7.370	656	36.761	3.272	1023,5%
Depreciation of investment properties	16	14	80	70	14,3%
Unfavourable foreign-exchange differences	13.495	591	67.313	2.948	2183,4%
Other financial expenses and losses	12.870	9.731	64.195	48.538	32,3%
	96.027	48.545	478.981	242.141	97,8%
Net financial items (expense)	**-57.873**	**-19.965**	**-182.954**	**-79.658**	**189,9%**
Income and gains					
Interest receivable	27.231	10.621	135.828	52.977	156,4%
Attributable profits in group and associated companies	3.215	10.007	16.036	49.915	-67,9%
Fixed property income	75	23	374	115	226,1%
Investment income	1.421	4.601	7.088	22.950	-69,1%
Favourable foreign-exchange differences	3.587	710	17.892	3.541	405,2%
Prompt settlement discounts	327	280	1.631	1.397	16,8%
Other financial income and gains	2.298	2.338	11.462	11.662	-1,7%
	38.154	28.580	190.311	142.556	33,5%

EDP
Electricidade de Portugal

NET EXTRAORDINARY ITEMS

	PTE millions		Euro thousands		
	3Q2001	3Q2000	3Q2001	3Q2000	Δ%
Expenses and losses					
Donations	182	172	908	858	5,8%
Bad debts	139	156	693	778	-10,9%
Inventory losses	335	55	1.671	274	509,1%
Fixed assets losses	342	170	1.706	848	101,2%
Fines and penalties	9	2	45	10	350,0%
Increase in depreciation and provisions	511	0	2.549	0	0,0%
Prior-year adjustments	1.287	414	6.420	2.065	210,9%
Other extraordinary expenses and losses	4.346	6.548	21.678	32.661	-33,6%
	7.151	7.517	35.669	37.495	-4,9%
Net extraordinary items (income)	**14.421**	**7.577**	71.932	37.794	**90,3%**
Income and gains					
Taxation recovered	1	1	5	5	0,0%
Bad debts recovered	58	10	289	50	480,0%
Inventory gains	1	39	5	195	-97,4%
Fixed assets gains	412	156	2.055	778	164,1%
Contractual penalty awards	5	5	25	25	0,0%
Decrease in depreciation and provisions	1.255	5.152	6.260	25.698	-75,6%
Prior-year adjustments	2.512	283	12.530	1.412	787,6%
Other extraordinary income and gains	17.328	9.448	86.432	47.126	83,4%
	21.572	15.094	107.601	75.289	42,9%

MOVEMENT ON SHAREHOLDERS' FUNDS

	PTE millions			
	2000	Increase	Decrease	3Q2001
Share capital	599.835	-3.639		596.196
Revaluation reserves	405.155			405.155
Legal reserves	38.841	5.503		44.344
Other reserves	8.347	-10.675		-2.328
Retained earnings	81.701	120.030	110.059	91.672
Net income for the year	110.059	53.076	110.059	53.076
Total	1.243.938	164.295	220.118	1.188.115

EDP Electricidade de Portugal

INCOME STATEMENT BY BUSINESS SEGMENT

(EUR thousand)

Income statement by business segment
30 September 2001

	EDP Produção	EDP Distribuição	Bandeirante	Telecom	Information Technologies	Services + Holding	Consolidation Adjustments	Consolidado
Operating revenue	**974.132**	**2.552.977**	**418.501**	**122.475**	**162.409**	**62.524**	**4.145.237**	**4.145.237**
Electricity Sales	936.154	2.414.965	417.783	0	0	5.377	-49.133	3.725.146
Other Sales	8.928	823	0	16.291	31.444	0	-6.218	51.267
Services Provided	8.485	14.076	0	93.081	122.495	56.374	-95.300	199.210
Own work capitalised	18.964	111.556	718	8.589	6.065	0	9.744	155.638
Other operating income	1.601	11.557	0	4.514	2.404	773	-6.874	13.976
Operating costs	**576.346**	**2.402.964**	**377.515**	**216.403**	**145.305**	**37.794**	**3.591.593**	**3.591.593**
Electricity	10.884	1.510.425	304.631	0	0	0	-41.442	1.784.498
Fuel	246.646	0	0	0	0	0	1	246.647
Sundry materials and goods for resale	2.464	80.835	1.571	15.109	29.374	1.985	1	131.339
Outside supplies and services	52.304	154.054	24.296	119.971	62.868	12.535	-89.318	386.700
Personnel Costs	81.369	274.798	24.252	41.630	36.996	14.161	-77.631	395.574
Depreciation and Provisions	178.445	274.119	18.665	35.689	15.647	6.484	-5.694	523.356
Concession Rentals	3.008	106.783	0	0	0	0	0	109.790
Other operating costs	1.227	1.950	4.100	4.005	419	2.629	-642	13.689
Operating income	**397.786**	**150.013**	**40.986**	**-93.929**	**17.104**	**24.730**	**553.644**	**553.644**
Net financial items	**-51.920**	**-2.599**	**-78.476**	**-31.858**	**-6.225**	**-79.952**	**-37.640**	**-288.671**
Net extraordinary items	**3.023**	**49.935**	**-3.122**	**3.202**	**-718**	**62.933**	**-43.328**	**71.925**
Income before taxation	**348.889**	**197.349**	**-40.612**	**-122.585**	**10.161**	**7.711**	**336.898**	**336.898**
Corp. Inc. Tax + M. Interests	**124.729**	**59.322**	**-12.001**	**-61.602**	**4.524**	**-14.884**	**-27.932**	**72.159**
Net Income	**224.160**	**138.027**	**-28.611**	**-60.983**	**5.636**	**22.595**	**264.739**	**264.739**

Note: Business Segment accounts not audited

Exhibit 99.6

EDP
Electricidade de Portugal

Lisbon, November 7th 2001

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
João Prego
Cristina Requicha

Tel: +351 21 001 2824
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

OniWay signs roaming agreement with TMN

OniWay, an Oni SGPS subsidiary for the mobile telecommunication sector, signed today an agreement with TMN, a Portugal Telecom Group ("PT") company, regarding the sharing of infrastructures and the provision of nationwide roaming services based on GSM/GPRS/UMTS technology.

This roaming agreement was celebrated by both companies on an exclusivity basis for a period of five years.

Following the agreement signed today, OniWay anticipates that it will be able to start providing mobile telecommunication services in the first half of 2002, launching in the market a series of products and services supported by its UMTS platforms.

This contract, which does not foresee any further commercial cooperation with TMN, will allow OniWay to reduce its estimated capital expenditure and enhance the company's return on investments.

On the 19th of December 2000, OniWay was licensed by the Portuguese Communications Institute (ICP) to operate third mobile generation telephony (UMTS).

OniWay´s shareholder structure comprises: Oni SGPS (65%), Telenor (20%), Iberdrola (8%), Media Capital (3%), Jerónimo Martins (3%) and Efacec (1%).

Oni SGPS shareholder structure comprises: Electricidade de Portugal (56%), Banco Comercial Português (22,8%), Brisa - Auto-Estradas de Portugal (17%) and Galpenergia (4,2%).

EDP –Electricidade de Portugal, S.A.

Exhibit 99.7

EDP
Electricidade de Portugal

Lisbon, November 27th 2001

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Filipe Rosa
João Prego
Cristina Requicha

Tel: +351 21 001 2824
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

Iven Public Offering

EDP - Electricidade de Portugal, S.A. ("EDP") informs that Electricidade de Portugal Internacional S.G.P.S., S.A. ("EDPI"), an EDP Group fully owned subsidiary, has publicly announced its intention to launch a Public Offering to buy all common and preferred shares in Iven S.A. ("Iven"), at R$ 490.00 per 1,000 shares.

The present offer is aimed at the buyout of minority shareholders, which represent 17.38% of Iven's share capital. This unconditional offer is not subject to a minimum acceptance level and EDP has no intention of delisting the company from the São Paulo Stock Exchange.

Further details and conditions will be made available with the Offering Prospectus after being submitted to and approved by the Comissão de Valores Mobiliários, the Brazilian Stock Market Regulator.

The EDP Group holds 73.12% of Iven's share capital and has recently entered into an usufruct contract for a period of 25 years with Opportunity, a mutual investment fund, which allows it to further control 5.34% of this company.

Iven controls 52.27% of Escelsa and 34.08% of Enersul, two Brazilian Electricity Distribution Companies. Escelsa, from the State of Espirito Santo, has about 900,000 clients, covers an area of 41,300 km^2 and possesses its own production. Enersul, from the State of Mato Grosso do Sul, covers an area of 330,000 km^2 and has about 560,000 clients.

On the 25th of August of 1999, EDP acquired 73.12% of Iven, for 1,022 million reais (510 million euros). Iven's share capital is represented by 600 million shares. By the end of September of 2001, Iven's net worth totalled 292.3 million reais, while its interest bearing debt stood at 59 thousand reais.

This offer represents another step towards the consolidation of EDP´s shareholding positions in its Brazilian distribution concerns, a strategy aimed at obtaining management control and thus enhancing shareholder value.

Exhibit 99.8

EDP
Electricidade de Portugal

Lisbon, November 29th 2001

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts Briefing

Oni acquires Jerónimo Martins' stake in OniWay

EDP - Electricidade de Portugal, S.A. ("EDP") publicly announces that Oni SGPS, S.A. ("Oni"), EDP's concern for the telecommunications sector, will strengthen its stake in OniWay, S.A. ("OniWay") following negotiations held with Jerónimo Martins SGPS, S.A. ("Jerónimo Martins"), which detains a 3% shareholding stake in this subsidiary.

This transaction amounts to €4.3 million and represents the total funds already invested by Jerónimo Martins, corrected by inflation.

This decision is in accordance with Jerónimo Martins' strategic options to concentrate on its core business, and Oni´s continuing interest of developing its subsidiary (OniWay), before the launching of the third mobile generation.

This process lacks the Ministry's - responsible for the communication sector - administrative authorization in order to enter into effect.

Following the necessary approval of the acquisitions of the stakes held by Jerónimo Martins and Impresa, Oni should strengthen its stake in OniWay from 61% to 68%.

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Manager
Filipe Rosa
João Prego
Cristina Requicha

Tel: +351 21 001 2824
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

Exhibit 99.9

EDP
Electricidade de Portugal

EDP wins the concession to build and operate a 150 MW hydroelectric plant in Brazil.

EDP Brasil S.A., a fully owned subsidiary of EDP – Electricidade de Portugal S.A. ("EDP"), and Grupo Rede have been awarded, in a public auction that took place in the Bolsa de Valores do Rio de Janeiro, a concession to build and operate a 150 MW hydroelectric power plant in Brasil.

The Couto Magalhães hydroelectric power station comprises two generation groups with total installed capacity of 150 MW and a guaranteed yearly output of 790 GWh upon completion. The construction of the Couto Magalhães power plant, to be built in the Araguaia river will start in 2002 and the first generation group will be up and running in the last quarter of 2005.

The total required investment foreseen for the development of this green field project amounts to approximately R$ 269 million (Euro 122.7 million) of which roughly 70% is tied to civil works and the acquisition of equipment.

The 35 years' concession on offer was awarded to the consortium formed by EDP (49%) and Grupo Rede (51%) in an open-cry auction where the success factor was based on the highest bid for the yearly concession rent set at a minimum offering price of R$ 0.58 million (Euro 0.26 million) a year. The consortium agreed to pay R$ 18.5 million (Euro 8.4 million) a year or R$ 0.0234/kWh (Euro 0.0107/kWh) for 29 years, starting in the sixth year of the concession, when the plant should become fully operational. This concession contract can be renewed on the last year of the concession upon approval of the Brazilian electricity regulator ("ANEEL").

The current project has a perfect fit with EDP's strategy of developing a balanced portfolio of generation assets that complement its distribution activities in Brazil. This project will be carried out in conjunction with Grupo Rede and will leverage off their previous highly successful partnership in the construction of the Lajeado power plant. Although the capital structure and financing details of this project have not been finalized, the consortium expects it to be 30% equity financed, with the debt component being all raised in the local market with part of this financing coming from BNDES.

Lisbon, November 30 th 2001

Exhibit 99.10

EDP, EnBW, CAJASTUR AND CÁSER REACH AN AGREEMENT IN RELATION TO THE GOVERNANCE OF HIDROCANTÁBRICO

December 5, 2001 – Electricidade de Portugal, S.A. ("EDP"), Energie Baden-Württemberg AG ("EnBW"), Caja de Ahorros de Asturias ("Cajastur") and Caja de Seguros Reunidos, Compañía de Seguros y Reaseguros, S.A. ("Cáser") have reached an agreement in relation to the governance of Hidrocantábrico ("HC"), one of Spain's four integrated utility companies. EDP will own approximately 40% of the company, EnBW 35% and Cajastur 25%. The agreement is pending final approval by the EU competition authorities.

As a result of the agreement, signed on December 4, 2001, EDP, EnBW and Cajastur will jointly share the control of HC through the holding company Adygesinval, S.A. ("Adygesinval"). The agreement includes certain transfers of shares, which will result in Adygesinval owning 95% of HC and EDP, EnBW and Cajastur/Cáser owning approximately 40%, 35% and 25% of Adygesinval. Ferroatlántica, S.L. ("Ferroatlántica") has decided to leave HC completely.

Both EDP and EnBW, as HC industrial operators, will be involved in the management of the company. The presence of Cajastur will ensure HC is run as an independent company.

EDP will be the leading operator of HC and will have the final decision and responsibility on operational matters. EDP will contribute to HC its deep knowledge of the Iberian electricity market and is uniquely positioned to obtain operating and financial improvements in Hidrocantábrico.

EnBW, an industry leader in Germany, will participate in the operating management of Hidrocantábrico, contributing with its deep knowledge of the electricity sector.

Cajastur, as the reference regional shareholder, will have decision power in those key matters affecting the future of Hidrocantábrico.

EDP, EnBW and Cajastur have agreed to preserve and reinforce the regional links that exist between HC and the region of Asturias.

Mr. Francisco Sanchez, Chairman and CEO of EDP, commented: "This agreement will allow EDP to reinforce its position as a leading electricity company throughout the Iberian Peninsula. We are sure that our shareholders, customers, and employees will benefit significantly from this transaction ".

Mr. Hans Bubeck, Head of EnBW International, commented: "We have positioned ourselves in a highly attractive growing market. We believe there is a strong fit between our interests and EDP's and Cajastur's in relation to Hidrocantábrico. Our partnership with both EDP and Cajastur is very positive for our plans in the Iberian Peninsula".

Mr. Manuel Menéndez, Chairman of Cajastur, commented: "This agreement with EDP and EnBW ensures the independence and future growth of Hidrocantábrico. EDP and EnBW are two very strong, reputed and highly complementary operators. I am sure that both HC and the Spanish electricity sector will benefit from having both on board".

Transaction Rationale for EDP

EDP believes that this transaction will provide HC with the required shareholding stability to grow and strengthen the company within the changing Spanish electricity environment.

EDP will benefit from this transaction and create value for its shareholders through a strengthened core business and improved access to attractive growth opportunities.

EDP will leverage HC's competitive markets expertise to develop a trading and wholesale marketing franchise within Portugal. EDP will have access, via HC, to electricity sources that can also be destined for the deregulated market in Portugal.

EDP intends to firmly establish itself as a leading Iberian electricity company with improved access to incremental growth opportunities. This transaction is the first step for EDP to achieve this strategic vision for its role in the Iberian energy market.

EDP will leverage its relationship with GALP Energia to further develop in HC a value-enhancing gas to power strategy for the Spanish market and actively support the growth of its gas distribution activities. EDP will also leverage on HC's customer base as on its gas and distribution assets to pursue a multi-utility strategy in Spain similar to what it intends to achieve in Portugal.

EDP and HC will be in a position to achieve significant operational synergies. The potential cost-savings identified include fuel procurement, operations & maintenance costs, as well as procurement of other services. These annual after-tax cost savings are estimated to amount up to Euros 25 million per annum which are expected to be fully achieved by the third year. In addition, EDP believes leveraging its purchasing power with suppliers could significantly reduce capital expenditure investments. The strong cultural fit between both companies is expected to facilitate the achievement of these objectives.

EDP and HC will also seek to significantly expand the combined electricity and gas customer base through organic growth and acquisitions.

Financial Agreement

The financial agreement has been reached upon the following principles:

?? All shareholders will contribute their stakes in HC into Adygesinval, benefiting from a tax efficient structure

?? All shareholders (EDP, EnBW, Cajastur and Cáser) will end up having the same acquisition *blended price* of Euro 26.57.

?? As much acquisition cost as possible will be financed by new debt to be raised at HC without recourse to the shareholders (LBO type structure), with the only restriction of HC maintaining a BBB rating

?? Adygesinval is intended to ultimately merge with HC

Financial impact on EDP

EDP intends to finance its equity contribution into Adygesinval by means of a credit facility already available in very competitive terms. As a result, EDP is expected to retain a strong credit rating position to support its future growth.

The transaction is expected to be highly beneficial to EDP from a financial standpoint, becoming EPS accretive pre-goodwill as from 2002 and EPS accretive post-goodwill as from 2003.

Next steps

In accordance with European merger control regulation in force, the agreement is conditional upon the European Commission's Merger Task Force clearing the transaction.

Once such clearance is obtained, HC will be de-listed and the appropriate contribution and restructuring arrangements will take place in Adygesinval so as to achieve the aforesaid 40% - 35% - 25% approximate shareholding structure.

HC will be subsequently merged with Adygesinval, and the securities of the company resulting from the merger will be eventually listed on a stock exchange after 2005.

Key Shareholders' Agreement Provisions

Background

The history of these bids can be summarised as follows:

?? On 28 September 2000 Ferroatlántica launched a takeover bid for 25% of the shares in HC at a price of Euro 19 per share.

?? On 25 January 2001 Adygesinval launched a competing takeover bid for 100% of the shares in HC at a price of Euro 24 per share.

?? On 31 March 2001 Ferroatlántica improved its original bid making it extend to 100% of the shares in HC at a price of Euro 27.3 per share.

??. On 19 April 2001 the settlement of the bids took place, resulting in Ferroatlántica acquiring a 59.66% stake and Adygesinval acquiring a 19.2% stake.

As a result of the difficulties in attaining control of HC and the determination of EDP and Cajastur to remain as stable shareholders in that company, Ferroatlántica decided to divest its holding in HC by repaying its financial facility whereas EDP, Cajastur and EnBW have entered into a shareholders' agreement in order to arrange HC's corporate governance.

Corporate Governance

The governance of HC will be based on the following principles:

?? Agreement of all parties required in order to pass resolutions dealing with a series of matters identified by the parties as being of particular relevance, i.e. all parties being entrusted with veto rights on key corporate related matters.

?? Where such matters are of an operational content, only the agreement of EDP and EnBW (as operating shareholders of Hidrocantábrico) is required. In case of a dead-lock, a tie-breaker procedure has been devised by the parties whereby EDP would ultimately be allowed to impose its criteria over that of EnBW. Such imposition will however entail the possibility of EnBW exercising a put option right over EDP, thus exiting Hidrocantábrico.

Appointment of those individuals to which the management of HC will be entrusted (namely the company's CEO, as well as the non-executive Chairman and the Secretary of the Board of Directors) will also require the consensus of the parties. If the parties fail to reach an agreement in that respect, EDP will ultimately designate the company's CEO, while Cajastur and EnBW will be entitled to appoint the non-executive Chairman and the Secretary of HC's board, respectively.

Morgan Stanley Dean Witter is the exclusive financial advisor to EDP on this transaction. Morais Leitão, J. Galvão Teles & Associados and S.J. Berwin acted as exclusive legal advisers of EDP in this transaction.

- o0o -

Exhibit 99.11

EDP Electricidade de Portugal

Lisbon, December 10th 2001

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Filipe Rosa
João Prego
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

EDP reaches agreement with Thames Water for the sale of ESSEL

EDP – Electricidade de Portugal, S.A. ("EDP") and Thames Water plc ("Thames Water") have agreed that Thames Water will acquire EDP Group's 25.5% interest in ESSEL - Empresa de Servicios Sanitarios del Libertador, S.A. ("ESSEL"), a water and wastewater treatment and distribution company in Chile, and that the EDP Group will acquire Thames Water's 50% shareholding in ValorÁgua – Águas e Saneamento de Portugal, S.A. ("ValorÁgua"), a business development company set up to explore opportunities in the Portuguese water sector.

This agreement is based on EDP's previously announced strategic re-focusing of its international activities, and of pursuing a multi-utility strategy in Portugal in association with AdP – Águas de Portugal.

The transaction involves total net proceeds to EDP of €77.8 million, derived from the sale of EDP's interest in ESSEL to Thames Water for an amount of €78.0 million and from the acquisition of Thames Water's 50% stake in ValorÁgua for approximately €0.2 million.

ESSEL owns and operates the water supply and water treatment businesses in the region of El Libertador, in Chile. EDP and Thames Water jointly owned 51% of ESSEL. The remaining 49% stake is owned by CORFO –

Corporacion de Fomento de la Produccion, a Chilean State Agency. EDP acquired its stake in ESSEL for €69.8 million in the course of the privatisation launched by the Chilean State in 1999.

The transaction of the ESSEL stake is still subject to CORFO´s release of EDP´s financial commitments to ESSEL, and any applicable administrative actions.

Notwithstanding the termination of the Joint Venture, EDP and Thames Water have agreed to continue exploring future cooperation opportunities.

EDP – Electricidade de Portugal, S.A.

Exhibit 99.12

EDP
Electricidade de Portugal

Lisbon, December 21st 2001

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
João Prego
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

Approval of agreement between EDP and Thames Water for the sale of ESSEL

On December 20, 2001, EDP – Electricidade de Portugal, S.A. ("EDP"), celebrated the public deed for the sale of its participation in ESSEL to Thames Water. This corresponds to the execution of the agreement signed by EDP and Thames Water's on December 7, which was subject to CORFO´s release of EDP´s finanacial commitments to ESSEL. In this manner, Thames Water acquired EDP Group´s 25.5% interest in ESSEL - Empresa de Servicios Sanitarios del Libertador, S.A. ("ESSEL"), a water and wastewater treatment and distribution company in Chile, and the EDP Group acquired Thames Water´s 50% shareholding in ValorÁgua – Águas e Saneamento de Portugal, S.A. ("ValorÁgua"), a business development company set up to explore opportunities in the Portuguese water sector.

The transaction involves total net proceeds to EDP of €77.8 million, derived from the sale of EDP´s interest in ESSEL to Thames Water for an amount of €78.0 million and from the acquisition of Thames Water's 50% stake in ValorÁgua for approximately €0.2 million.

ESSEL owns and operates the water supply and water treatment businesses in the region of El Libertador, in Chile. EDP acquired its stake in ESSEL for €69.8 million in the course of the privatisation launched by the Chilean State in 1999.

Notwithstanding the termination of the Joint Venture, EDP and Thames Water have agreed to continue exploring future cooperation opportunities.

EDP – Electricidade de Portugal, S.A.

Exhibit 99.13

EDP
Electricidade de Portugal

Lisbon, March 4th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Elisabete Ferreira
João Prego
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

EDP reaches agreement with Compagnie Générale des Eaux for the sale of REDAL

EDP – Electricidade de Portugal, S.A. ("EDP"), Pleiade, S.A. and SLN – Sociedade Lusa de Negócios, SGPS, S.A., have agreed to sell to Compagnie Générale des Eaux their 100% stake in Morocco's Redal, S.A.

The completion of the abovementioned transaction and the transfer of shares to Compagnie Générale des Eaux is still subject to the necessary approval by the Moroccan authorities and to some applicable administrative actions.

In December 1998 the EDP Group, in a consortium with Pleiade and the Dragados Group, secured the electricity distribution, water supply and wastewater treatment concession in the Moroccan capital, to be operated by REDAL, a company set up under Moroccan law for this single purpose.

EDP currently owns 115,999 shares in Redal or 29% of the company's share capital. The transaction involves total net proceeds to EDP of USD 38.86 million. Nevertheless, the final price can still be subject to an adjustment following the financial due diligence to be done by the acquirer in the course of the next few months. Any eventual change in the final price is based on a standard price adjustment mechanism agreed upon between the selling shareholders and Compagnie Générale des Eaux.

The current agreement between EDP and Compagnie Générale des Eaux represents another step forward towards the accomplishment of EDP´s previously announced strategy of re-focusing its international activities in Brasil, an area where EDP can take advantage of its competitive strengths while benefiting from the country's strong growth potential, market dimension and possibility of achieving further efficiency gains in the distribution companies where it's already shareholder.

Following having secured the control of Bandeirante Energia, the progresses made in achieving operating control of Escelsa and Enersul, through Iven, and the sale of ESSEL to Thames Water, all during 2001, REDAL's sale to Vivendi represents the materialization of EDP's international strategy and the fulfillment of the commitment to its investors regarding value creation through the constant monitoring of our international assets' portfolio.

EDP – Electricidade de Portugal, S.A.

Exhibit 99.14

EDP
Electricidade de Portugal

Lisbon, March 18th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

2001 Year End Results

The EDP Group earned consolidated net income of €451 million in 2001, corresponding to earnings per share of € 0,15.

The dividend, which will be proposed to the General Assembly, is €0,113, which represents a 75% payout.

			€ Millior
	2001	**2000**	**Δ%**
Results			
Net Income	451,0	549,0	-17,8%
Operating Income (*Pro-forma*)	674,6	724,4	-6,9%
Operating Income (*"Core Business"*)	710,3	726,1	-2,2%
EBITDA	1.456,7	1.443,1	0,9%
EBITDA (*"Core Business"*)	1.327,0	1.312,3	1,1%
Net Financial Income	-204,7	-174,8	17,1%
Net Extraordinary Income	123,0	288,8	-57,4%
Cash-Flow	1.233,1	1.267,7	-2,7%
Adjusted Cash-Flow	1.095,5	1.070,8	2,3%
Operating Variables			
Core Business in Portugal			
Customers (n°)	5.541.418	5.415.313	2,3%
Sales (GWh)	36.024	34.312	5,0%
Consumption referred to emission (GWh)	40.021	37.949	5,5%
Hydrologic Coefficient	1,19	1,08	
Employees	9.396	10.525	-10,7%

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Elisabete Ferreira
João Prego
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

MAIN FACTS OCCURRING DURING THE PERIOD:

- Following Hidrocantábrico's operation, EDP became the sole Iberian company with assets in Portugal and Spain, thus enabling it to develop an Iberian business strategy.
- EDP's major investment in the Brazilian market has already been made. Future projects should be financed with cash-flows mostly generated in that market, which implies that EDP Group will not be exposed to the exchange rate risk and therefore preparing the conditions to obtain a return on investment.
- EDP granted the management control of Brazilian distribution companies, betting on hydroelectric production. The group invested in the public auctions for the construction and operation of Couto Magalhães and Peixe Angelical hydroelectric power stations.
- The group's exposure to Brazilian exchange rate risk has been reduced through the renegotiation of Bandeirante's dollar denominated debt. This operation also brought EDP a financial profit of USD 71 million.
- In order to prepare for the market liberalization, EDP reorganized its subsidiary EDP Distribuição, providing it with a greater efficiency, and created EDP Energia and EDP Produção. This reorganization also aims at meeting the new regulatory environment.
- Getting ready for the challenges of the market liberalization, the group developed a cost cutting program, which aims at a reduction of the company's Outside Supplies and Services by some €50 million within the next 3 years.

ECONOMIC AND FINANCIAL REVIEW

REVIEW BY BUSINESS SEGMENT

EDP PRODUÇÃO

Electricity consumption growth in Portugal continued to register extremely positive rates in 2001, as can be seen by the 5,5% increase in "net demand" (energy sent out to the transmission grid).

Energy balance sheet
Generation (GWh)

		2001	2000	△%
Hydroelectric emission - EDP Produção	(SEP)	12.607	10.229	23,3%
Thermoelectric emission - EDP Produção	(SEP)	14.340	13.771	4,1%
Embedded emission - EDP Produção	(SENV)	785	624	25,8%
Wind-power emission + Biomass - EDP Produção	(SEI)	109	70	55,1%
Total EDP emission		**27.841**	**24.694**	**12,7%**
Pumping		(485)	(558)	(13,1%)
Net EDP emission		**27.356**	**24.136**	**13,3%**
Pego thermal power station emission	(SEP)	4.022	4.599	(12,6%)
Tapada thermal power station emission	(SEP)	5.951	5.894	1,0%
Auto-producers	(SEI)	2.452	2.390	2,6%
Import / (Export) balance		239	931	(74,3%)
Gross demand		**40.021**	**37.949**	**5,5%**
Synchronous compensation		(34)	(39)	(12,7%)
Own consumption - generation		(3)	(4)	(8,6%)
Own consumption - transmission grid		(9)	(9)	0,1%
Losses		(713)	(696)	2,6%
Energy delivered to Distribution		**39.260**	**37.201**	**5,5%**
Market Share - Generation		**68,4%**	**63,6%**	**4,8%**
Hydrologic Coefficient		**1,19**	**1,08**	

In spite of the greater increase in thermal generation when compared with the hydro-sourced generation registered in the last quarter, when we analyze the whole year the hydro-sourced generation presented higher rates owing to the favorable climacteric conditions recorded in the first months of the year. Thus the hydro-sourced generation grew 23,3% in 2001, whilst the thermal generation only rose 4,1%.

The hydro-sourced generation growth above mentioned in couple with the increase in consumption, resulted in the EDP Group attaining a net energy emission figure of 27.356 GWh *versus* 24.136 GWh in 2001, corresponding to a rise of more than 13%.

Even though there was greater thermal generation sources in the production mix in the last quarter, EDP Produção was able to increase its market share to 68,4% in 2001 compared to 63,6% in 2000, representing a positive variation of 4,8 percentage points.

EDP Produção, which encompasses all the Group companies engaged in power generation activity in Portugal and the provision of associated services, was formed at the beginning of 2001. Accordingly, the accompanying financial statements relating to 2000 are a pro-forma reconstitution of what would have been the financial position had the company existed in that year.

Operation Income Statement

Generation

	EUR thousand 2001	EUR thousand 2000 pró-forma	△ %
Electricity Sales	1.290.774	1.192.449	8,2%
Services Provided	21.717	20.181	7,6%
Other Sales	12.361	6.503	90,1%
Operating Revenue	**1.324.852**	**1.219.133**	**8,7%**
Electricity	16.238	6.939	134,0%
Fuel for electricity generation	377.192	306.943	22,9%
Direct Activity Costs	**393.430**	**313.882**	25,3%
Gross Profit Margin / Revenues	69,5%	73,7%	-4,16%
Gross Profit Margin	**897.344**	**878.567**	**2,14%**
Sundry materials and goods for resale	3.900	4.434	-12,0%
Outside supplies and services - Non-Group	53.137	50.163	5,9%
Outside supplies and services - Group	33.611	20.797	61,6%
Personnel Costs	115.098	102.308	12,5%
Concession Rentals	3.454	3.742	-7,7%
Other operating costs (or revenue)	-3.631	-2.532	43,4%
Own work capitalised	-31.533	-17.086	84,6%
Operating Costs	**174.036**	**161.826**	**7,5%**
EBITDA	**757.386**	**743.425**	**1,9%**
EBITDA/Revenue	57%	61%	
Depreciation and amortisation	228.432	224.564	1,7%
Provisions	9.879	9.431	4,8%
EBIT	**519.074**	**509.430**	**1,9%**
EBIT/Revenue	39%	42%	
Capital Expenditure (EUR thousand)	132.770	96.039	38,2%

Note: Business segment accounts not audited. Pro forma accounts have been presented for 2000 given that the sub-holding EDP Produção was only formed in 2001.

Revenue from electricity sales advanced 8,7%, reflecting the increase in the energy component (variable component for remunerating generating costs) of the Power Purchase Agreements (PPA), which in turn is linked to the increase in power generated at thermal plants during 2001.

On the other hand, service related activities registered a rise of 7,6%, reflecting the greater dynamism of the engineering companies PROET and HIDRORUMO.

In 2001, there is a noticeable increase in sales revenue from the embedded and cogeneration plants which operate outside the binding system, representing an increase of €29 million in comparison to 2000.

Energy Sales Revenue
Generation

	EUR thousand		
	2001	**2000**	△%
PPA Capacity Charge - CPPE	850.798	829.293	2,6%
PPA Energy Charge - CPPE	363.274	317.110	14,6%
Total CPPE	**1.214.073**	**1.146.403**	**5,9%**
HDN	12.906	13.667	-5,6%
Hidrocenel	12.585	13.717	-8,3%
EDP Energia	24.060	11.445	110,2%
Total Embedded	**49.553**	**38.830**	**27,6%**
Wind powered (Enernova)	**5.530**	**4.150**	**33,2%**
Cogeneration (Soporgen)	**21.618**	**3.066**	**605,1%**
Total Generation	**1.290.774**	**1.192.449**	**8,2%**

Turning to operating costs and losses, expenditure on fuel purchases for electricity generation rose 22,9% to €377,2 million against €306,9 million in 2000. This increase can be explained by the general increase in fuel prices registered in the first months of 2001 and by the greater fuel consumption registered in the last quarter as a result of the higher thermal generation.

Soporgen increased the consumption of natural gas, due to the fact that it only started operating in the second half of 2000.

Fuel purchases
Generation

	EUR thousand		
	2001	**2000**	Δ%
Fuel	**377.191**	**306.943**	**22,9%**
Fuel - CPPE	**353.552**	**302.880**	**16,7%**
Coal	142.808	128.900	10,8%
Fuel-oil	193.867	146.720	32,1%
Natural Gas	12.260	25.365	-51,7%
Diesel	4.617	1.895	143,7%
Soporgen - Natural Gas	**23.639**	**4.063**	**481,8%**

Fuel Purchases - 2000


Natural Gas 10%
Diesel 1%
Coal 42%
Fuel-oil 47%

Fuel Purchases - 2001


Natural Gas 10%
Diesel 1%
Coal 38%
Fuel-oil 51%

EDP Produção's gross profit margin increased from €878,6 million in 2000 to €897,3 million in 2001, more or less 2,1%, reflecting a €21 million gain in the capacity charge and a €10 million gain in the energy charge.

Concerning outside supplies and services, those provided by non-Group companies grew 6%. As concerns supplies made by companies belonging to the EDP Group, there was an increase of around 62% in comparison to 2000. This significant growth can be explained by the following reasons: EDP Energia's commercial activity increase, Energin's launching in 2001 and Soporgen's full year activity (in 2000 Soporgen only started operating in the second half). Besides these three principal reasons, there were some intra-group operations that were not annulled, therefore increasing the outside supplies and services result.

Adjusted Personnel Costs
Generation

	EUR thousand		
	2001	**2000**	△%
Personnel Costs	**115.078**	**102.244**	**12,6%**
Pension Premiums	7.667	3.073	149,5%
Early Retirement Correction	10.312	7.182	43,6%
Social benefits with early retirees	1.237	862	43,6%
Adjusted Personnel Costs	**95.862**	**91.127**	**5,2%**

EDP Produção's personnel costs (before correcting for early retirements and pension premiums, which are only reflected in the holding company EDP, S.A.), accounts rose 12,5%. This rise reflects the revision of the Collective Employment Agreement (CEA), as well as the 4% salary increase relating to 2001. After taking into account the above-mentioned corrections amounting to €10,3 million and €7,7 million in 2001, the increase in personnel costs was only 5,2%, from €91,3 million in 2000 to €96 million in 2001.

General Indicators

Generation

	2001	2000	Difference	Δ%
Number of employees	**2.213**	**2.304**	**-91**	**-3,9%**
EDP Produção	398	-	398	0,0%
CPPE	1.246	1.699	-453	-26,7%
EDP Energia	38	33	5	15,2%
HDN	64	79	-15	-19,0%
Hidrocenel	28	36	-8	-22,2%
Enernova	15	12	3	25,0%
EDP Cogeração	10	4	6	150,0%
Seflor	41	25	16	64,0%
TER	6	5	1	20,0%
Proet	126	138	-12	-8,7%
Hidrorumo	241	273	-32	-11,7%

In terms of workforce numbers, the decrease was 3,9%, representing a reduction of 91 employees.

Capital expenditure carried out by EDP Produção rose 38,2% to €132,8 million in 2001. The increase in this item is mainly a result of the beginning of the construction of the new combined-cycle power station TER – Termoeléctrica do Ribatejo, which in 2001 represents an investment of more or less €58 million.


EDP Produção
(EUR thousand)
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
743.425
509.430
757.386
519.074
EBITDA
EBIT
EBITDA
EBIT
2000
2001

EDP Produção's operating income of €519,1 million was 1,9% higher than that registered in 2000.

EDP DISTRIBUIÇÃO

In 2001, EDP Group's number of electricity customers reached 5,5 million, representing an annual increase of 2,3%. In the non-binding system, EDP increased its number of customers from 9 in 2000 to 22 in 2001.

Number of clients

	2001	2000	△%
Binding Customers			
VHV	11	11	0,0%
HV	98	90	8,9%
MV	19.536	18.834	3,7%
SLE	26.519	25.394	4,4%
LV	5.455.273	5.332.331	2,3%
PL	39.959	38.644	3,4%
	5.541.396	**5.415.304**	**2,3%**
Non-binding Customers			
HV	2	1	100,0%
MV	20	8	150,0%
	22	**9**	**144,4%**
Total Customers	**5.541.418**	**5.415.313**	**2,3%**

Total energy distributed in 2001 reached 36.024 GWh, 5% more than in 2000, with the binding system (PES – Public Electricity System) accounting for 35.505 GWh and the non-binding system for 520 GWh.

Energy sales in the PES registered a positive variation of 4,1%, with SLV segment contributing to this increase with a growth rate of 5,6%. Two other segments worth noting are the Public Illumination and Low Voltage which presented increases of 5,4% and 5,2%, respectively.

Energy sales (GWh)		2001	2000	△%
Energy delivered to Distribution		**39.260**	**37.201**	**5,5%**
Own consumption - distribution		-40	-37	8,1%
Distribution losses		-3.195	-2.852	12,0%
Sales of electric energy = (1) + (2)		**36.024**	**34.312**	**5,0%**
(1) Sales of electric energy	(SEP)	**35.505**	**34.096**	**4,1%**
VHV (Very high voltage)		797	782	2,0%
HV (High voltage)		3.462	3.328	4,0%
MV (Medium voltage)		11.354	11.092	2,4%
SLE (Special low voltage)		2.806	2.657	5,6%
LV (Low voltage)		16.022	15.227	5,2%
PL (Public lighting)		1.065	1.010	5,4%
(2) Sales of electric energy - non-binding customers		**520**	**216**	**140,3%**
EDP customers		241	85	181,9%
Other		279	131	113,2%

Revenue from electricity sales advanced by 8,2% relative to the previous year, reflecting not only the expansion in consumption, but also the tariff increase to final customers fixed for 2001 by ERSE (electricity sector regulator).

EDP
Electricidade de Portugal

Energy Sales - Domestic market

	EUR thousand 2001	2000	△%
VHV (Very High Voltage)	36.837	35.314	4,3%
HV (High Voltage)	173.254	164.178	5,5%
MV (Medium Voltage)	777.036	748.205	3,9%
LV (Low Voltage)	1.931.840	1.833.882	5,3%
SLE (Special Low Voltage)	261.227	245.691	6,3%
Public Ilumination	83.918	80.279	4,5%
Interruptibility discounts	-25.555	-19.345	32,1%
Tariff correction discounts	-25.345	-24.723	2,5%
Accummulated Sales	**3.213.212**	**3.063.481**	**4,9%**
Tariff Adjustments:			
Distrbution 1999 Reposition	35.509	-35.509	-
Distribution 2000	-	-20.486	-
Distribution 2001	6.709	-	-
EDP Distribuição Sales	**3.255.430**	**3.007.485**	**8,2%**
REN Tariff Difference	-	**46.902**	-
EDP Energia (HV+MV) Sales	**20.334**	**4.780**	**325,4%**
Sales to customers	**3.275.764**	**3.059.167**	**7,1%**

Margin Analysis after Adjustments

EDP Distribuição

	EUR thousand		
	2001	**2000**	△%
Accumulated Sales	**3.213.212**	**3.063.481**	**4,9%**
Distribution 1999 Reposition	35.509	-	-
Distribution 2000	-	-20.486	-
Distribution 2001	6.709	-	-
EDP Distribuição sales after adjustments	**3.255.430**	**3.042.995**	**7,0%**
Cost of Electricity Sales	2.047.706	1.861.540	10,0%
Gross Profit Margin	1.207.724	1.181.455	2,2%
Gross Profit Margin/Sales	37,1%	38,8%	-1,7%
Gross Profit Margin (€/MWh)	34,0	34,7	-1,8%

In 2001, the average tariff for PES customers was increased by 1,2%, the tariffs for usage of the distribution network and for commercial operations were reduced by around 3%. In order for us to compare the gross profit margin between 2001 and 2000, we have to take out the Distribution 1999 Reposition since this value regards 1999 although it was accounted for in 2000. Keeping in mind this adjustment the gross profit margin/sales dropped 1,7 percentage points. If we look at the gross profit margin/MWh the value falls to €34/MWh.

Service-related activities fell by 9,2% to €19,9 million in 2001, of which approximately €7,6 million represent multi-utility operations.

The cost of electricity purchases climbed from €1.861 million in 2000 to €2.047 million in 2001, representing an increase of 10%, reflecting not only the growth in consumption but also the increase laid down by the ERSE for the energy and power tariff.

Operating Income Statement

EDP Distribuição

	EUR thousand		
	2001	**2000**	△%
Electricity Sales - Non-Group	3.255.431	3.007.485	8,24%
Electricity Sales - Group	3.054	2.424	26,01%
Services Provided	19.895	21.902	-9,16%
Other Sales	1.620	2.204	-26,51%
Operating Revenue and Gains	**3.280.000**	**3.034.015**	**8,11%**
Electricity Purchases	2.047.706	1.861.540	10,00%
Direct Activity Costs	**2.047.706**	**1.861.540**	**10,00%**
Gross Profit Margin	**1.207.724**	**1.145.945**	**5,39%**
Sundry materials and goods for resale	107.544	98.500	9,18%
Outside supplies and services - Non-Group	79.873	67.245	18,78%
Outside supplies and services - Group	133.416	121.639	9,68%
Personnel Costs	367.004	338.379	8,46%
Concession Rentals	145.642	128.895	12,99%
Other Operating Costs/Revenue	-18.149	-11.280	60,89%
Own Work Capitalised	-153.507	-139.953	9,68%
Operating costs and losses	**661.823**	**603.425**	**9,68%**
EBITDA / Revenue	17,4%	18,8%	
EBITDA	**570.471**	**569.050**	**0,25%**
Depreciation and amortisation	324.576	313.955	3,38%
Provisions	54.655	39.119	39,71%
Depreciation and provision	**379.232**	**353.074**	**7,41%**
EBIT / Revenue	5,8%	7,1%	
EBIT (Operating Income)	**191.239**	**215.976**	**-11,45%**

Note: Business segment accounts not audited

As regards to other operating costs, outside supplies and services provided by non-EDP Group companies rose by 9,7%. This increase in costs is related to the heavy expenditure on repairs and maintenance work. Regarding supplies provided by companies belonging to the EDP Group, there was an increase of around 18,8% related to the implementation of a new customer management system.

EDP Distribuição's personnel costs were €367 million, an advance of 8,5% when compared to 2000.

Adjusted Personnel Costs
EDP Distribuição

	EUR thousand		
	2001	**2000**	△%
Personnel Costs	**367.004**	**338.379**	**8,5%**
Pension Premiums	26.601	14.884	78,7%
Early Retirement Correction	58.600	43.097	36,0%
Social benefits with early retirees	7.032	5.172	36,0%
Adjusted Personnel Costs	**274.772**	**275.227**	**-0,2%**

EDP Distribuição's personnel costs (before correcting for early retirements and pension premiums, which are only reflected in the holding company EDP, S.A.), accounts rose 8,5%. This rise reflects the revision of the Collective Employment Agreement (CEA), as well as the 4% salary increase relating to 2001. After taking into account the above-mentioned corrections amounting to €58,6 million and €26,6 million in 2001, personnel costs decrease by 0,2%, from €275,2 million in 2000 to €274,8 million in 2001.


EDP Distribuição
(EUR thousand)
600.000
500.000
400.000
300.000
200.000
100.000
0
569.050
EBITDA
215.976
EBIT
154.036
NI
570.471
EBITDA
191.239
EBIT
185.249
NI
2000
2001

EDP Distribuição's operating income reached €191,2 million, 11,5% less when compared to 2000. Although the EBIT result fell, EBITDA remained stable presenting a 0,25% positive variation.

The margins in terms of both EBIT and EBITDA, fell to 5,8% and 17,4%, respectively, which represents a negative variation of more or less 1,3 percentage points.

General indicators
EDP Distribuição

	2001	2000	△%
Number of employees	**7.183**	**8.221**	**-12,6%**
Nº customers/employees	**771**	**659**	**17,1%**
Operating capital expenditure EUR thousand	**260.427**	**232.310**	**12,1%**

The number of employees at EDP Distribuição decreased to 7.183 in 2001, down more than 12,6%, in line with the objectives laid down for efficiency gains.

Current capital expenditure during 2001 amounted to €260,4, 12% more than in 2000 (in line with predetermined goals). The principal reasons for this growth are: the increase in substations; the expansion of the public illumination grid and the improvement of counters and accessories.

BANDEIRANTE (BRASIL)

On 1 October 2001, Bandeirante Energia, in which EDP holds 96,48% shareholding stake, began operating independently after the demerger.

For comparison purposes, the financial statements, as well as Bandeirante´s other operating data, are presented in pro forma taking in consideration the following:

- 2000: 54% of Bandeirante
- em 2001:
  - until the end of September, 54% of Bandeirante;
  - from the end of September to the year end, integral consolidation of the new Bandeirante (after demerger).

Bandeirante's electricity sales totaled 11.727 GWh at the end of 2001, down 12,8% when compared with the figure in 2000.

The decline in consumption during the period under review was recorded amongst all the segments, although the "residential" and "other" were the most affected. The segment "other" includes public illumination, rural and the public sector. This deterioration is a result of the impact of the energy-rationing programme implemented by the Brazilian government with the goal in mind to reduce the demand for electricity, mainly targeting the residential segment.

Energy sales (GWh)
Bandeirante

	2001	2000 pró-forma	△%
Energy acquisition (Furnas and Itaipú)	**13.516**	**15.140**	**-10,7%**
Energy sales	**11.727**	**13.444**	**-12,77%**
Residential	2.296	2.681	-14,4%
Industrial	6.410	6.813	-5,9%
Commercial	1.363	1.423	-4,2%
Other	1.658	2.527	-34,4%

In terms of operating revenue, electricity sales registered a negative variation of 1,6%, amounting to €690,5 million in 2001. This decrease reflects the devaluation of the Real relative to the Escudo (more or less, 11,6% since the beginning of 2000). If we analyze the operating revenues in Reais, we register a 11,5% rise.

Operating Income Statement

Bandeirante

	EUR thousand 2001	2000 pro-forma	Δ%
Electricity Sales	690.509	701.390	-1,6%
Operating Revenue and Gains	**690.509**	**701.390**	**-1,6%**
Electricity purchases	497.387	492.538	1,0%
Direct Activity Costs	**497.387**	**492.538**	**1,0%**
Gross profit margin/Revenues	28,0%	29,8%	-1,8%
Gross profit margin	**193.122**	**208.851**	**-7,5%**
Sundry materials and goods for resale	2.785	3.489	-20,2%
Outside supplies and services	36.367	31.722	14,6%
Personnel Costs	43.878	57.293	-23,4%
Other operating Costs (or revenue)	4.743	5.442	-12,9%
Own work capitalised	-979	-1.883	-48,0%
Operating Costs and Losses	**86.793**	**96.063**	**-9,7%**
EBITDA	**106.329**	**112.788**	**-5,7%**
EBITDA/Revenue	15%	16%	
Depreciation	35.827	34.450	4,0%
Provision	4.912	-14.767	-133,3%
EBIT (Operating Income)	**65.591**	**93.104**	**-29,6%**
EBIT/Revenue	9%	13%	

Note: Business segment accounts not audited

Included in the item electricity sales are some €109 million relating to rationing costs recuperation, the application of "Annex V"(*) (€95,4 million) and other additional costs from the initial contracts (€11 million) were removed from the accounts.

As regards operating expenditure, costs with the acquisition of electricity increased by 1% in EDP's consolidated accounts. This low increase is explained by the application of "Parcela A" (€59,4 million) in the item acquisition of electricity. If we analyze the cost with the acquisition of electricity in Reais, we register a 14,5% growth.

General Indicators
Bandeirante

	2001	2000	△%
Gross profit margin	**28,0%**	**29,8%**	**-1,8%**
Number of employees	**1.471**	**2.764**	**-46,8%**
Operating capital expenditure EUR thousand	**65.730**	**63.828**	**3,0%**

Operating income was €65,6 million, representing a 29,6% decline when compared with figures in 2000. EBITDA and EBIT margins fell to 15% and 9%, respectively.

The gross profit margin, registered a positive 1,8 percentage points variation, attaining 28% in 2001.

As regards to the number of employees, this figure fell by 46,8%, mainly explained by the demerger in October 2001.

* The figure presented in the 9M01 Results represented 54% of "Annex V" accounted in Bandeirante's accounts, with an exchange rate of 1R$: 82,249 escudos


Bandeirante
(EUR thousand)
120.000
100.000
80.000
60.000
40.000
20.000
0
112.788
EBITDA
93.104
EBIT
NI
14.965
106.329
EBITDA
65.591
EBIT
69.853
NI
2000
2001

Operating capital expenditure in 2001 amounted to €65,7 million, or 3% more than in 2000.

TELECOMMUNICATIONS

The consolidated financial statements for 2001 reflect Comunitel's contribution since its acquisition on 12 June 2001.

Operating revenues from the EDP Group's telecommunications companies increased from €39,8 million in 2000, to €157 million in 2001.

This improvement in the revenues of companies included in the ONI universe is explained by three predominant factors:

- The inclusion in 2001 accounts of approximately €49,4 million corresponding to Comunitel's operating revenues from the date it was acquired to the end of 2001;
- The increase in revenues regarding telecommunication services (voice and data), which in 2001 totaled €79,5 million or €128,9 million if we include Comunitel;
- The increase in equipment sales, which in 2001 reached €30,9 million.

Accumulated revenues from voice services were €108,8 million at the end of 2001, or 69% of the total revenue from telecommunication services.

Voice traffic operated by ONI in 2001 totaled 1.204 million minutes, compared with a total of 120 million minutes in 2000. Voice traffic registered in this period was originated by the following segments: 74% corporate customers, 21% residential customers and 6% operators.

This positive growth in voice traffic reflects not only the impact of liberalisation in short-distance calls (local traffic) – which took place on 1 January 2001 and represents in Portugal roughly 50% of total traffic commuted -, but also the significant increase in the number of equivalent lines (CLIs), whigh grew strongly from 277.246 in 2000 to 589.098 in 2001. Of the total CLIs, more or less 275 thousand belong to the business segment and the rest belong to the residential segment.

These values include Comunitel's contribution, whose services are targeted at Spain's business segment. At the end of 2001, it had a total of 110.564 CLIs and registered a traffic volume of 657 million minutes (mostly originating from voice services).

Revenue from data services, which represent approximately 12,8% of telecommunications revenue, totaled €20,2 million. At the end of the year, ONI had registered 371.733 Internet accounts, which translated itself into ISP traffic in excess of 596 million minutes.

The band width allocated in final customer access was situated at 1.026 E1 equivalent and the use of backbone and interconnection infrastructures at 3.802 E1 equivalent (E1 equivalent = 2Mbites/sec.).

The gross profit margin on sales generated by ONI Group from telecommunication services for 2001 stood at €54,6 million, or roughly 34,7% of the total revenue derived from this activity during 2001.

EDP
Electricidade de Portugal

Operating Income Statement
Telecommunications

	EUR thousand		
	2001	**2000**	Δ%
Revenue from telecommunications services	**157.032**	**39.845**	**294%**
Voice telecommunications services	108.839	9.822	1008%
Data telecommunications services	20.152	15.711	28%
Other telecommunications income	28.041	14.312	96%
Revenue from equipment sales	**30.891**	**3.013**	**925%**
Equipment sales	30.891	3.013	925%
Operating revenue and gains	**187.922**	**42.858**	**338%**
Gross profit margin/Revenues	34,5%	25,3%	9%
Gross profit margin	**64.838**	**10.854**	**497%**
Cost of equipment sales	20.685	2.878	619%
Cost of telecommunications services	102.399	29.126	252%
Direct activity costs	**123.084**	**32.004**	**285%**
Outside supplies and services	116.802	70.434	66%
Personnel Costs	76.022	25.758	195%
Other operating costs or revenue	-5.931	-1.132	424%
Own work capitalised	-38.537	-46.313	-17%
Operating costs and losses	**148.356**	**48.746**	**204%**
EBITDA	**-83.518**	**-37.893**	**120%**
EBITDA/ Revenue	-44%	-88%	
Depreciation and amortisation	48.872	23.304	110%
Provisions	3.741	18.974	-80%
EBIT (Operating Income)	**-136.131**	**-80.171**	**70%**
EBIT/Revenue	-72%	-187%	

Note: Business segment accounts not audited

The direct costs of telecommunications activity amounted to €123,1 million, reflecting the increase in business volume and the consequent escalation in the cost of renting access circuits to PT's network, as well as interconnection costs paid to the same entity.

The increase registered with operating costs (excluding direct costs of telecommunications activity), which at the end of 2001 totaled €148,4 million, is explained by the natural growth in certain costs motivated by the normal development of the telecommunications business.

Outside supplies and services increased by 66% over 2001 to total €116,8 million. Even if one includes in this item the cost of interconnections and circuits rented from Portugal Telecom (allocated for purposes of this document to direct activity costs), the increase in outside supplies and services is significantly lower than the rise in revenue generated by the telecommunication business.

Personnel costs for 2001 were €76 million against €25,8 million in 2000. This increase reflects not only the larger workforce at ONI, but also the inclusion of the cost associated with Comunitel's staff since its acquisition date. Albeit this strong growth, these figures are in lined with predetermined goals.

General Indicators
Telecommunications

	2001	2000	△%
Number of Employees	**1.719**	**559**	**207,5%**
Portugal	1.110	559	98,6%
Spain	609	-	-
Operating Capital Expenditure			
EUR thousand	**239.024**	**249.025**	**-4,0%**

ONI's workforce in Portugal presently amounts to 1.719 compared to 559 at the end of 2000. The breakdown of ONI's staff by functions in 2001 was as follows: commercial area 17%, technical area 23%, administrative staff 60% (including the contact center, billing and collections). Comunitel's staff complement stood at 331 employees and Germinus at 278, at the end of 2001.

The EDP Group's accumulated capital expenditure in 2001 amounted to €777 million, of which €239 million refers to operating investments and €538 million to financial investments. From this total capital expenditure, €231 million regard investments made with UMTS.

The most salient financial investments carried out in 2001 were the following:

• Capital increase in OniWay	€217 million
• ONI TELECOM's incorporation in ONI SGPS	€113 million
• COMUNITEL acquisition (additional)	€68 million
• Brisatel's incorporation	€23 million
• Capital increase in Germinus XXI	€2,5 million

Notwithstanding, ONI Telecom's and Brisatel's integration in the amount of €136 million did not represent a financial burden. Additionally, part of the investment related to OniWay's capital increase (€81 million) has not yet been carried out.

INFORMATION TECHNOLOGIES

Edinfor, the EDP Group company dedicated exclusively to information technology business, centers its activity on the provision of services in the development and operation of information systems.

At the end of 2000, Edinfor acquired the majority of CASE's capital. As a consequence of this acquisition ACE was formed, with 60% of this company is held by Edinfor and the other 40% by the previous CASE shareholders, thus becoming the leading company in information systems consultancy and services provided in Portugal.

Operating Income Statement
Information technologies

	EUR thousand		
	2001	**2000**	△%
Operating Revenue and Gains	**268.338**	**115.661**	**132,0%**
Sales	45.854	30.237	51,6%
Services Provided	222.484	85.424	160,4%
Operating Costs and Losses	**235.692**	**99.026**	**138,0%**
Sundry materials and goods for resale	39.969	23.713	68,6%
Outside supplies and services - Non-Group	135.478	36.926	266,9%
Outside supplies and services - Group	15.787	8.654	82,4%
Personnel Costs	66.530	24.905	167,1%
Depreciation and amortisation	16.395	10.225	60,3%
Provisions	778	414	88,0%
Other operating costs or revenue	-30.322	-309	9704,8%
Own work capitalised	-8.923	-5.502	62,2%
Operating Income	**32.646**	**16.635**	**96,3%**

Note: Business accounts not audited. These figures refer to the universe of Edinfor Group cc
which in 2001 includes the Case Group

In 2001, Edinfor Group's accounts include CASE Group; in 2000 they were not yet included.

Operating revenues rose to €268,3 million in 2001. The item services provided was the principal contributor to this growth, of which 51%, more or less €114 million was earned from non-EDP Group companies. This growth was to a large extent due to the continuing involvement of Edinfor Group companies in the development and installation of SAP-related projects, although the consolidation of CASE's accounts also played an important roll.

In terms of operating costs, the increase was in the order of 138%, largely explained by the trend in the items outside supplies and services (up 232%) and personnel costs (up 167%). These increases are attributable not only to the inclusion of CASE's accounts with those of the Edinfor Group, but also the greater resource to outsourcing in order to deal with the growing demand for its services.

General Indicators
Information Technologies

	2001	2000	△%
Number of Employees	**1.551**	**740**	**109,6%**
Operating Capital Expenditure EUR thousand	72.864	29.998	142,9%

The number of workers grew by 110% to 1.551 employees due to the inclusion of CASE employees.

Operating capital expenditure rose significantly, mostly due to CASE's inclusion, where operating capital expenditure for 2001 amounted to €9,6 million.


Information Technologies
(EUR thousand)
60.000
50.000
40.000
30.000
20.000
10.000
0
27.274
16.635
8.829
49.820
32.646
9.956
EBITDA
EBIT
NI
2000
2001

Operating income reached €32,6 million, an improvement of 96% when compared to 2000, with EBIT and EBITDA figures standing at 12,2% and 14,4%, respectively in 2001.

ECONOMIC AND FINANCIAL REVIEW

EDP GROUP

OPERATING INCOME

The EDP Group's operating income for 2001 amounted to €674,6 million, 6,9% lower than the figure for 2000.

Of course, this result reflects the changes to the consolidation perimeter for the year's financial statement consolidation, namely the sale of part of the equity interest in REN in June 2000 on the one hand, and the inclusion of Bandeirante Energia in the universe of consolidated subsidiaries, on the other.

A review of the EDP Group's pro forma accounts (adjusted by the exclusion of REN's operating profit in 2000, and taking into account the contribution from Bandeirante Energia's operating income during 2001) reveals a decrease in the Group's operating income of 0% in comparison to 2000.

Operating Income by Business Segment

	EUR thousand 2001	2000	△%
EDP Produção	519.074	509.430	1,9%
EDP Distribuição	191.239	215.976	-11,5%
Telecommunications	-136.131	-80.171	69,8%
Information Technologies	32.646	16.635	96,3%
Other	2.175	12.655	-82,8%
	609.004	**674.525**	**-9,7%**
Bandeirante	65.591	-	
Total *pro-forma*	**674.595**	**674.525**	**0,0%**
REN	-	49.840	
Accounting total	**674.595**	**724.365**	**-6,9%**

Note: Business segment accounts not audited

In the electricity generation business, the favorable hydrological conditions recorded in the first months of 2001, during which the hydraulicity coefficient climbed to 1,19 against 1,08 in 2000, were responsible for a change in the production mix. Notwithstanding, operating revenue from electricity sales advanced 8,7%, reflecting the increase in the energy component (variable component for remunerating generating costs) of the Power Purchase Agreements (PPA), which in turn is linked to the increase in power generated at thermal plants during 2001.

In the distribution business, the decline in operating income in 2001 can be largely explained by ERSE's regulated tariff for electricity distribution for 2001. EDP Distribuição's operating performance reflects the impact of the significant increase in the cost of electricity purchases caused, in turn, by the rise in the energy and power tariff. The effect of this increase was not offset by the average increase of 1,2% in the tariff charged to the final customer. The company's operating income was also adversely affected by costs induced by the need to undertake large-scale repair and maintance works.

There was also a noteworthy deterioration in operating results from telecommunications activities. Nevertheless, there operating performance exceeded the expectations laid down for 2001 in the relevant business plan.

As regards to information technologies, there operating income grew significantly due to CASE's inclusion in Edinfor Group's accounts.

NET FINANCIAL ITEMS

The Net Financial items decreased by 17% in 2001, amounting to €204,7 million.

The main reason for this result was the higher interests on borrowed funds (as a result of the increase in debt and interest rate rises). In spite of the Real's sharp devaluation against the dollar (approximately 19%) during 2001 (31 December 2001 USD = 2,31 Real), deterioration in foreign exchange differences fell, namely because of the reduction of Bandeirante's exposure to the dollar.

Financial Income Statement

	EUR thousand		
	2001	2000	Δ%
Net Interest	-234.801	-198.269	18,4%
Losses from Group and associated comp.	11.595	41.792	-72,3%
Net Foreign Exchange	-1.212	-1.894	-36,0%
Investment Income	16.831	23.077	-27,1%
Cerj *Goodwill* Depreciation	-4.407	0	-
Bandeirante Energia *Goodwill* Depreciation	-12.839	-11.084	15,8%
Iven *Goodwill* Depreciation	-18.416	-18.416	0,0%
Optep *Goodwill* Depreciation	-8.509	-8.509	0,0%
Other	46.990	-1.525	-3181,7%
	-204.768	**-174.828**	**17,1%**

The deterioration in the balance of interest payable/receivable by some €36,5 million is mainly due to two factors:

- The widening of the base for the calculation of interest borne as a consequence of EDP Group's greater recourse to borrowings in order to finance new investments, as well as the consolidation of Bandeirante Energia's debt and the increase in ONI's debt;

- The higher financing charges associated with the EDP holding company's debt (75% of the Group's total borrowings are centralized in the holding company's balance sheet), as a consequence of the hikes in the market interest rates, the annual average interest rate in this period was situated at 4,48%, against 4,2% recorded in 2000.

The financial income item was benefited from the anticipated redemption of Bandeirante's dollar denominated debt, which enabled EDP to account for a financial gain (€86,3 million) in 2001 equivalent to the difference between the face value of the outstanding US dollar denominated debt at Bandeirante and the market price of the Brady Bonds which were bought at a significant discount to par value. In addition, the repayment reduction of this US dollar reduced Bandeirante's exposure to the exchange rate risk, which had an adverse effect on EDP Group's consolidated results during 2001.

The following table presents the contributions of group and associated companies to the EDP Group's net income in 2001:

Impact on Financial Income

	Capital held	2001
	(%)	EUR thousand
CEM	22%	5.681
IVEN (Escelsa/Enersul)	73%	(13.485)
REN	30%	13.356
Other		6.069
Total		**11.620**

INTEREST BEARING DEBT

At the end of 2001, the EDP Group's total interest bearing debt totaled €6.491 million, representing a 29,4% increase when compared with 2000 figures. Of this total, €271,2 million relate to Bandeirante's debt and €457,3 million are referent to ONI.

In 2001, the debt for which EDP S.A. is directly responsible grew 12%, amounting to €4.861 million, representing more or less 75% of the total interest bearing debt of the EDP Group.

NET EXTRAORDINARY ITEMS

At the end of 2001, EDP Group's financial statements show a figure of €123 million in Net Extraordinary items, representing a decline of approximately 57,4%.

The principal reason for this decline in extraordinary income is the gain of the sale of ONI to Banco Comercial Português accounted in 2000.

As regards to net extraordinary income and gains for 2001, they refer in large part to the set-off of depreciation on subsidized fixed assets and the surplus associated with the hydrological correction account.

The extraordinary income (surplus) associated with the Hydrological Correction Fund and which totaled €47,5 million in 2001, is the result of a surplus on this account relative to the reference level stipulated to counter the effects of hydrological variations. From the hydrological perspective, 2001 was a favorable year (hydrologic coefficient of 1,19 versus 1,08 in 2000), with the result that in addition to permitting the Fund to restore the above mentioned reference level; it also generated a surplus, which, according to the law, is attributable to the EDP Group.

Hydrological Fund					
Initial Balance	Hydrologic Fund Enforcement		EDP	Final Balance	
(31 Dec 2000)	2001	Financial Costs	Extraordinary Income	(31 Dec 2001)	
365.521	1.426	20.560	47.466	387.506	(EUR thousand)

The set-off of depreciation on subsidized fixed assets amounted to €63,9 million, this item constitutes a recurring extraordinary income item linked to financial contributions received for the capital investment that the group has realized along the years.

OPERATING CAPITAL EXPENDITURE

Operating Capital Expenditure

	EUR thousand		
	2001	**2000**	△%
Generation	132.770	96.039	38,2%
Distribution	260.427	232.310	12,1%
Core Business	**393.197**	**328.349**	**19,7%**
Bandeirante	65.730	0	-
Telecommunications	239.019	249.025	-4,0%
Information technologies	72.864	29.998	179,7%
Other	29.536	33.035	-10,6%
Total Oper. Capital Expenditure	**811.380**	**640.407**	**26,7%**

Operating capital expenditure grew 26,7% in 2001, this positive variation is explained by three main factors:

Firstly, the "core business" operating capital expenditure increased by 19,7%, explainded by the beginning of the construction of the new combined-cycle power station for TER – Termoeléctrica do Ribatejo in the generation business. In the distribution business, the increase in operating capital expenditure is related to the increase in substations; the expansion of the public illumination grid and the improvement of counters and accessories.

Secondly, the inclusion of Bandeirante's operating capital expenditure in 2001, amounting to €65,7 million.

Lastly, the significant growth in Edinfor Group's accounts of ACE's operating capital expenditure, in the amount of €9,6 million.

SALIENT FACTS OCCURRING DURING THE PERIOD

The most important facts affecting the EDP Group during 2001 were:

GENERAL

- **EDP and CajaAstur control 35% of Hidrocantábrico**

  25 January 2001 - EDP and Caja de Ahorros de Asturias (Cajastur) launched a takeover bid of €24 per share for 100% of the Spanish power utility Hidroeléctrica del Cantábrico. This operation resulted in the joint acquisition of 19% of Hidrocantábrico's equity capital, bringing EDP's and Cajastur's combined stake in Hidrocantábrico to around 35%.

- **EDP, S.A.'s annual general meeting**

  10 May 2001 – EDP, S.A. annual general meeting approves EDP Group's individual and consolidated accounts for 2000, together with the proposed appropriation of net income.

- **EDP floats bond issue of 1,000,000,000 Euros**

  21 March 2001 – As part of its EMTN (European Medium Term Notes) programme, EDP floated a 1,000,000,000 Euros Bond Issue at a fixed rate of 5,875%, maturing on 28 March 2011. The issue proceeds will be used to refinance the EDP Group's medium and long-term debt. It also constitutes a diversification in funding sources, boosting EDP's presence on the European capital market.

- **Change to the Board of Directors**

10 August 2001 – EDP's Board of Directors passed a resolution to co-opt Prof. António José Fernandes de Sousa, Chairman of the Caixa Geral de Depósitos Group, as a non-executive director of EDP, S.A..

- **Brisa holds a 2% interest in EDP S.A.**

30 August 2001 – Brisa communicated that following acquisitions of EDP stock, it now has a direct interest in EDP S.A. share capital of 2%.

ELECTRICITY SECTOR

- **Formation of "EDP Produção"**

29 March 2001 – EDP Group formed a sub-holding company for the area of power generation – EDP – Gestão de Produção de Energia S.A. (EDP Produção). This new structure coordinates all the Group companies involved in the production of electric energy and the provision of associated services. Its mission will be to optimize the coordination and efficiency of the various companies engaged in this business.

- **New Regulations for the Electricity Sector**

In August, ERSE (electricity sector regulator) approved alterations to the electricity sector's regulations. The revision covered regulations governing tariffs, commercial relations, dispatching and access to networks and interconnections.

- **ERSE publishes Triennial Parameters for 2002-2004**

30 November 2001 - ERSE publishes triennial parameters for 2002-2004, this document regards tariffs and prices for Electric Energy and other services in 2002. In 2002, it presented a 2,2% increase of the average tariff charged to the final consumer.

INTERNATIONALISATION

- **EDP wins the concession to build and operate a 450 MW hydroelectric plant in Brazil**

29 June 2001 – The Peixe Angical hydroelectric power station comprises three-generation groups with a total installed capacity of 450 MW and a guaranteed yearly output of 2.400 GWh upon completion. The construction of Peixe Angical power plant will start in 2002 and the first generation group will be up and running in the first quarter of 2005, the total required investment foreseen for the development of this project amounts to R$ 1.000 million (€511,1 million).

- **ANEEL approves the demerger (splitting) of Bandeirante Energia S.A.**

16 August 2001 - ANEEL, approved an application for the partial demerging of Bandeirante and the partial transfer of the concession covering certain municipalities in the State of S. Paulo to Companhia Piratininga de Força e Luz. Starting 1 October 2001, Bandeirante will start operating independentely, EDP's stake in Bandeirante will be of 96,48%.

- **EDP signs usufructuary contract with Opportunity**

10 October 2001 – After due approval by the Agência Nacional de Energia Eléctrica, the usufructuary contract in favour of EDO came into force. The 25-year contract was constituted by the mutual investment fund – the Opportunity Fund – over 32,038,357 shares of Calibre Participações S.A., representing 56,16% of its share capital and voting rights. Under the above-mentioned usufruct, EDP is granted exclusive voting rights with regard to the election of members of Calibre's management bodies and, consequently, control over the management of this company and the companies controlled directly and indirectly by it, including, amongst others, Iven S.A., Escelsa – Espírito Santo Centrais Eléctricas S.A. and Enersul – Empresa Energética do Mato Grosso do Sul S.A..

- **Iven Public Offering**

27 November 2001 – The offer aims at the buyout of minority shareholders, which represent 17,38% of Iven's share capital, this offer is not subject to a minimum acceptance level.

- **EDP wins the concession to build and operate a 150 MW hydroelectric plant in Brazil**

30 November 2001 - The Couto Magalhães hydroelectric power station comprises two-generation groups with a total installed capacity of 150 MW and a guaranteed yearly output of 790 GWh upon completion. The construction of Couto Magalhães power plant will start in 2002 and the first generation group will be up and running in the last quarter of 2005, the total required investment foreseen for the development of this project amounts to R$ 269 million (€122,7 million).

- **EDP, EnBW, CAJASTUR and CÁSER reach an agreement in relation to the governance of HIDROCANTABRICO**

4 December 2001 - EDP, Energie Baden-Wurttemberg AG, Caja de Ahorros de Asturias, and Compañía de Seguros y Reaseguros, S.A. have reached an agreement in relation to the governance of Hidrocantábrico, one of Spain's four integrated utility companies. EDP will own approximately 40% of the company, EnBW 35% and Cajastur 25%. The agreement is pending final approval by the EU competition authorities.

As a result of the agreement, signed on December 4, 2001, EDP, EnBW and Cajastur will jointly share the control of HC through the holding company Adygesinval, S.A. ("Adygesinval"). The agreement includes certain transfers of shares, which will result in Adygesinval owning 95% of HC and EDP, EnBW and Cajastur/Cáser owning approximately 40%, 35% and 25% of Adygesinval.

All shareholders will end up having the same acquisition blended price €26,57.

- **EDP reaches agreement with Thames Water for the sale of ESSEL**

10 December 2001 – EDP and Thames Water plc have agreed that Thames Water will acquire EDP Group´s 25,5% interest in ESSEL - Empresa de Servicios Sanitarios del Libertador, S.A., a water and wastewater treatment and distribution company in Chile, and that the EDP Group will acquire Thames Water´s 50% shareholding in ValorÁgua – Águas e Saneamento de Portugal, S.A., a business development company set up to explore opportunities in the Portuguese water sector.

This agreement is based on EDP's previously announced strategic re-focusing of its international activities, and of pursuing a multi-utility strategy in Portugal in association with AdP – Águas de Portugal.

The transaction involves total net proceeds to EDP of €77,8 million, derived from the sale of EDP´s interest in ESSEL to Thames Water for an amount of €78,0 million and from the acquisition of Thames Water's 50% stake in ValorÁgua for approximately €0,2 million.

ESSEL owns and operates the water supply and water treatment businesses in the region of El Libertador, in Chile. EDP and Thames Water jointly owned 51% of ESSEL. The remaining 49% stake is owned by CORFO – Corporacion de Fomento de la Produccion, a Chilean State Agency. EDP acquired its stake in ESSEL for €69,8 million in the course of the privatisation launched by the Chilean State in 1999.

- **Anticipated redemption of Bandeirante's dollar denominated debt**

22 January 2002 - Following the split of Bandeirante with effect from 1 October 2001 as a result of which EDP – Electricidade de Portugal, S.A. ("EDP") gained control over 96.48% of Bandeirante Energia's share capital, EDP has decided to early redeem US$ 275.63 million, or close to 93%, of the company's US dollar denominated debt. For this purpose EDP acquired in the market US$ 203.74 million worth of Brazilian sovereign debt (Brady Bonds) and used it to pay the abovementioned liability at Bandeirante Energia.

After having gained control over Bandeirante Energia, EDP's board has decided to early redeem the US dollar denominated debt at Bandeirante with the Brazilian Treasury. The rationale and timing of this operation was to reduce the company's exposure to a potential Real devaluation against the

US dollar while taking advantage of the favorable market conditions at which the Brazilian sovereign debt was trading.

- **EDP reaches agreement with Compagnie Générale des Eaux for the sale of REDAL**

4 March 2002 - EDP – Electricidade de Portugal, S.A. ("EDP"), Pleiade, S.A. and SLN – Sociedade Lusa de Negócios, SGPS, S.A., have agreed to sell to Compagnie Générale des Eaux their 100% stake in Morocco's Redal, S.A. EDP currently owns 115,999 shares in Redal or 29% of the company's share capital. The transaction involves total net proceeds to EDP of USD 38.86 million. Nevertheless, the final price can still be subject to an adjustment following the financial due diligence to be done by the acquirer in the course of the next few months. Any eventual change in the final price is based on a standard price adjustment mechanism agreed upon between the selling shareholders and Compagnie Générale des Eaux.

TELECOMMUNICATIONS AND INFORMATION TECHNOLOGIES

- **ONI reinforces its presence in the Iberian market via Grapes Espanha**

12 June 2001 – ONI acquired almost 100% of Grapes Espanha (formerly Comunitel), a telecommunications operator offering a vast array of telecoms solutions especially geared to meeting the needs of SME's. Effective from the acquisition date, Grapes Espanha's accounts will begin to be fully consolidated with EDP's accounts.

- **Edinfor Group wins IT project in Brazil**

A consortium composed of ACE - a company 60%-owned by Edinfor - was the successful bidder in a tender for the implementation of the IT system covering the various management areas of the world's largest water utility, Brazil's SABESP. The project with this São Paulo water company is valued at around €50 million. The system is scheduled to be implemented within two years.

- **Brisa is integrated into ONI, SGPS's shareholder structure**

9 May 2001 - As a result of a strategic alliance accord entered into in May 2001 between EDP, BCP, Brisa and GALP for the telecommunications sector, Brisa Auto Estradas de Portugal, SA now forms part of ONI, SGPS's shareholder structure with a stake of 17%. The agreement is aimed at integrating the two companies' asset and expertise bases, thus permitting the consolidation of ONI's leading position amongst the new operators in Portugal.

Following this operation, EDP now controls 56% of ONI's share capital, BCP 22.8%, Brisa 17% and Galpenergia 4.2%.

- **Oni acquires Impresa´s stake in OniWay**

31 October 2001 - The current operation follows negotiations held with Impresa SGPS, S.A., which detains a 4% shareholding stake in OniWay, contemplated in the shareholders agreement celebrated with non-strategic shareholders of the company.

This transaction amounts to €5,6 million and represents the total funds already invested by Impresa, corrected by inflation.

This decision is in accordance with Impresa´s strategic options to concentrate on its core business, and Oni´s continuing interest of developing its subsidiary (OniWay), before the launching of the third mobile generation.

- **OniWay signs roaming agreement with TMN**

7 November 2001 - This roaming agreement was celebrated by both companies on an exclusivity basis for a period of five years.

Following the agreement, OniWay anticipates that it will be able to start providing mobile telecommunication services in the first half of 2002, launching in the market a series of products and services supported by its UMTS platforms.

This contract, which does not foresee any further commercial cooperation with TMN, will allow OniWay to reduce its estimated capital expenditure and enhance the company's return on investments.

- **Oni acquires Jerónimo Martins stake in OniWay**

29 November 2001 – The current operation follows negotiations held with Jeronimo Martins, which detains a 3% shareholding stake in OniWay, contemplated in the shareholders agreement celebrated with non-strategic shareholders of the company. This transaction amounts to €4,3 million and represents the total funds already invested by Jerónimo Martins, corrected by inflation. This decision is in accordance with Jerónimo Martins' strategic options to concentrate on its core business, and Oni´s continuing interest of developing its subsidiary (OniWay), before the launching of the third mobile generation.

- **ONI celebrates new contract for the use of REN´s fiber optics**

4 March 2002 - ONI Telecom, S.A. and REN – Rede Eléctrica Nacional, S.A. signed today a new contract for the use by Oni of REN's fiber optic network.

This new contract will replace the current one, which was signed in December 1999 and regulated the use and exploration of the 6.260 km of REN´s fiber optic network on an exclusivity basis for a period of 20 years by Oni.

EDP's rationale regarding the renegotiation of the contract was based not only on REN´s ability to develop its own telecoms business but primarily on the significant increase of Oni´s telecommunication infrastructure, following the integration in May 2001 of more than 110,000 km. of Brisatel's more technologically advanced fiber optic network.

ANNEXES:

Consolidated Balance Sheet - 31 December 2001

		euros
Assets		
	2001	**2000**
Fixed Assets		
Intangible (net)	926.746.261	806.971.624
Tangible (net)	10.264.530.261	9.539.541.162
Financial Investments (net)	3.617.691.781	2.729.191.833
Current Assets		
Inventories	111.227.213	113.875.220
Medium/Long Term Debts	94.985.634	95.217.173
Other Medium/Long Term Receivables	88.427.214	8.802.196
Trade Debtors	1.125.402.325	509.205.319
Other Debtors	702.717.958	436.180.751
Bank deposits and Cash	156.871.764	57.690.610
Accruals and deferrals	790.027.362	590.254.845
Total Assets	**17.878.627.772**	**14.886.930.733**
Shareholders' Funds and liabilities		
Shareholders' Funds		
Share capital	3.000.000.000	3.000.000.000
Reserves/Retained earnings	2.678.090.544	2.655.756.008
Consolidated net income for the year	450.993.332	548.973.774
Total Shareholders'Funds	**6.129.083.876**	**6.204.729.782**
Minority shareholders's interests	454.227.497	37.243.931
Liabilities		
Provisions	838.971.166	707.583.956
Hydraulicity Correction	387.506.424	365.520.715
Medium/Long Term Debt	4.793.864.883	3.205.280.632
Other Medium/Long Term Debt	209.430.583	215.116.582
Short term debt	1.696.592.341	1.807.087.471
Other Short Term Creditors	1.516.157.283	677.695.718
Accruals and deferrals	1.852.793.720	1.666.671.943
Total Liabilities	**11.295.316.400**	**8.644.957.019**
Total Shareholders' Funds and Liabilities	**17.878.627.772**	**14.886.930.733**

NOTES TO THE FINANCIAL STATEMENTS

ENERGY BALANCE

Energy Balance (GWh)

		2001	2000	Δ%
EDP Producão plants				
CPPE hydroelectric emission	(SEP)	12.607	10.229	23,3%
CPPE thermoelectric emission	(SEP)	14.340	13.771	4,1%
Embedded emission	(SENV)	785	624	25,8%
Wind powered emission+Biomass	(SEI)	109	70	55,1%
Total EDP emission		**27.841**	**24.694**	12,7%
Pumping		(485)	(558)	(13,1%)
Net EDP emission		**27.356**	**24.136**	**13,3%**
Pego emission	(SEP)	4.022	4.599	(12,6%)
Tapada emission	(SEP)	5.951	5.894	1,0%
Auto-producers	(SEI)	2.452	2.390	2,6%
Import/Export balance		239	931	(74,3%)
Gross demand		**40.021**	**37.949**	**5,5%**
Synchronous compensation		(34)	(39)	(12,7%)
Own consumption - generation		(3)	(4)	(8,6%)
Own consumption - transmission		(9)	(9)	0,1%
Losses		(713)	(696)	2,6%
Energy delivered for distribution		**39.260**	**37.201**	**5,5%**
Own consumption - distribution		(40)	(37)	8,1%
Distribution		(3.195)	(2.852)	12,0%
Sales of electric energy = (1) + (2)		**36.024**	**34.312**	**5,0%**
(1) Sales of electric energy	(SEP)	**35.505**	**34.096**	4,1%
VHV (Very high voltage)		797	782	2,0%
HV (High voltage)		3.462	3.328	4,0%
MV (Medium voltage)		11.354	11.092	2,4%
SLE (Special low voltage)		2.806	2.657	5,6%
LV (Low voltage)		16.022	15.227	5,2%
PL (Public lighting)		1.065	1.010	5,4%
(2) Sales of electric energy - non-binding customers		**520**	**216**	**140,3%**
EDP customers	(SENV)	241	85	181,9%
Non-EDP customers	(SENV)	279	131	113,2%

NET FINANCIAL ITEMS

	EUR thousand 2001	2000	△%
Expenses and losses			
Interest payable	478.530	333.824	43,3%
Losses in group and associated companies	13.512	51	26139,1%
Depreciation of investment properties	106	106	-0,1%
Discounts received	0	0	0,0%
Losses in tresuary application	92	0	0,0%
Unfavourable foreign exchange differences	31.827	6.741	372,1%
Other	92.241	63.233	45,9%
	616.309	403.957	52,6%
Net financial items	**-204.744**	**-174.828**	**17,1%**
Income and gains			
Interest receivable	243.730	135.556	79,8%
Profits in group and associated companies	25.107	41.843	-40,0%
Fixed property income	958	687	39,4%
Profit in participated capital	16.831	23.077	-27,1%
Favourable foreign exchange difference	30.615	4.847	531,6%
Discounts	2.212	1.947	13,6%
Profits in treasury application	685	0	0,0%
Other	91.427	21.172	331,8%
	411.565	229.129	79,6%

EDP
Electricidade de Portugal

NET EXTRAORDINARY ITEMS

	EUR thousand 2001	2000	Δ%
Expenses and losses	**60.607**	**13.685**	**343%**
Donations	1.296	896	45%
Bad debts	1.385	24	5661%
Inventory losses	2.635	631	318%
Fixed assets losses	2.635	997	164%
Fines and penalties	74	15	401%
Increase in depreciation and provisions	3.069	2.830	8%
Prior year adjustments	7.468	5.514	35%
Other	42.044	2.778	1414%
Income and gains	**183.651**	**302.483**	**-39,3%**
Taxation recovered	0	5	-99%
Bad debts recovered	398	69	478%
Inventory gains	169	323	-48%
Contratual Penalty Awards	20	29	-28%
Fixed assets gains	27.682	206.469	-87%
Decrease in depreciation and amortisation	15.736	11.054	42%
Prior year adjustment	13.305	4.271	212%
Other	126.341	80.263	57%
Net extraordinary items	**123.045**	**288.798**	**-57,4%**

EDP
Electricidade de Portugal

INCOME STATEMENT BY BUSINESS SEGMENT

(EUR thousand)

Income statement by business segment
(31 December 2001)

	EDP Produção	EDP Distribuição	Bandeirante	Telecom	Information Technologies	Other	Consolidated
Operating Revenue	**1.361.978**	**3.454.021**	**691.490**	**237.762**	**308.606**	**-111.322**	**5.942.535**
Electricity Sales	1.290.774	3.258.482	690.511	0	11.353	-50.050	5.201.069
Other Sales	12.360	1.621	0	30.891	34.502	8.736	88.110
Services Provided	21.718	19.897	0	157.032	222.484	-52.047	369.083
Own work capitalised	31.534	153.505	979	38.537	8.923	-2.714	230.765
Other operating income	5.592	20.516	0	11.303	31.344	-15.246	53.508
Operating costs	**842.904**	**3.262.787**	**625.902**	**373.894**	**275.960**	**-113.506**	**5.267.940**
Electricity	16.236	2.047.705	497.386	0	0	-37.034	2.524.293
Fuel	377.191	0	0	0	0	-501	376.690
Sundry materials and goods for resale	3.901	107.546	2.783	20.685	39.969	3.338	178.221
Outside supplies and services	86.746	213.286	36.367	219.202	151.265	-52.105	654.761
Personnel Costs	115.098	367.006	43.879	76.022	66.530	-75.992	592.542
Depreciation and Provisions	238.316	379.231	40.742	52.613	17.174	54.077	782.152
Concession Rentals	3.457	145.644	0	0	0	-4	149.096
Other operating costs	1.960	2.369	4.744	5.372	1.023	-5.283	10.184
Operating income	**519.074**	**191.234**	**65.588**	**-136.132**	**32.646**	**2.184**	**674.595**
Net financial items	**-90.801**	**-24.686**	**31.812**	**-41.440**	**-10.894**	**-68.735**	**-204.744**
Net extraordinary items	**6.355**	**90.517**	**-10.769**	**4.474**	**-798**	**33.266**	**123.045**
Income before taxation	**434.628**	**257.065**	**86.631**	**-173.098**	**20.954**	**-33.285**	**592.896**
Inc. Tax + M. Interests	**143.110**	**71.817**	**16.785**	**-114.444**	**10.998**	**13.636**	**141.902**
Net Income	**291.517**	**185.249**	**69.847**	**-58.654**	**9.956**	**-46.922**	**450.993**

Exhibit 99.15

EDP
Electricidade de Portugal

2001 Results

The EDP Group ended 2001 with a net income of EUR 451 million, representing earnings per share of € 0,15. In 2000 net income was EUR 549 million.

The dividend to be proposed to the AGM is 11.3 cents, corresponding to a pay-out of 75%.

With the Hidrocantábrico operation, EDP became the only Iberian company with assets in Portugal and Spain, thereby enabling it to develop an Iberian business strategy.

The bulk of EDP's investment in Brazil has now been made. Future projects will basically be funded from cash flow generated in this market, which means that the Group will be protected against currency fluctuations. This will prepare the business conditions for the Group to earn a return on these investments.

EDP guaranteed control of the management of the distribution companies in Brazil, while focusing strongly on hydroelectric generation. To this end, it invested in the tenders for the construction and operation of the Couto Magalhães and Peixe Angical hydroelectric power stations.

Exposure to foreign currency risk in Brazil was reduced with the renegotiation of Bandeirante's dollar-denominated debt. EDP even managed to realise a financial gain of USD 71 million.

To prepare for the market's liberalisation, EDP carried out an internal reorganisation at EDP Distribuição, granting it greater efficiency, and created EDP Energia and EDP Produção. This reorganisation also contemplates the new regulatory framework.

In order to prepare for the challenges posed by liberalisation, the Group evolved a cost-cutting programme that envisages a decrease in OSS of EUR 50 million over the next 3 years.

Operating Variables

(€'000)	2000	2001	% Chg
Operating income	724.365	674.595	-6,9%
Net income	548.974	450.993	-17,8%
Cash flow	1.070.756	1.095.527	2,3%
International contribution	-2.252	60.852	n.m.
Number of employees	10.525	9.396	-10,7%

EDP
Electricidade de Portugal

2001

EDP POSTS NET INCOME OF 451 MILLION EUROS

The EDP Group closed the 2001 financial year with a consolidated net income of EUR 451 million, equivalent to earnings per share of € 0.15. Net income in 2000 was EUR 549 million.

The EDP Group's consolidated net income in 2001 was €451 million, while operating income was €671,6 million.

This result reflects the change to the financial statement consolidation perimeter, namely, the non-inclusion of that part of the investment in REN sold in June 2000, and by the inclusion of Bandeirante Energia in the universe of consolidated subsidiaries.

For comparative purposes, the financial statements are presented on a pro forma basis given that the full consolidation of Bandeirante's accounts only occurred as from 1 October 2001.

Considering the EDP Group's pro forma accounts, corrected for the exclusion of REN's operating income in 2000, and for the contribution of Bandeirante Energia's operating income, it will be noted that the Group's operating income was roughly in line with 2000, showing a minor decrease of 0.4%.

Operating income rose from €724.4 million in 2000 to €674.6 million in 2001, while adjusted cash flow presented a positive variation of 5.7%, climbing from €1,070.7 million to €1,131.5 million respectively.

Net interest and financial expense increased by €204,7 million, which means a deterioration of 17% due to the higher expenditure on financing interest (as a result of increased debt for investment and the higher interest rates).

Net interest and financial expense benefited by some €86,3 million originated by the repayment of Bandeirante's dollar-denominated debt after the acquisition of *Brady bonds* at a significant discount. This operation made possible the elimination of a foreign currency liability from Bandeirante's balance sheet, thereby substantially reducing the currency risk that has prejudiced the Group's consolidated results in recent years.

At the end of 2001, the EDP Group's financial debt totalled €6,491 million (29.4% more). Of this amount €271.2 million refers to Bandeirante (now consolidated in the holding company) and €457.3 million to ONI.

Net extraordinary items (income) were €173.6 million.

Operating capital expenditure amounted to €811.3 million (26.7% more). This figure includes the capital expenditure effected by Bandeirante of €65.7 million and €40.3 million by ACE in the Edinfor Group's accounts. The core business absorbed €393.2 million due to the start of construction work on the new combined-cycle power station for TER – Termoeléctrica do Ribatejo, the investment in substations, the enlargement and improvements to the high, medium and low-voltage networks. The number of Group workers rose to 14,867 due to the developments in the different business areas and the inclusion of Bandeirante employees.

In the core business, the number of workers fell from 10,525 to 9,396.

EDP PRODUÇÃO

In the electricity generation business, the hydrological conditions registered in 2001 – the hydroelectric capability factor was 1.19 (1.08 in the preceding year) –, permitted the share of hydro generation to increase relative to the generation mix noted in 2000.

Capital expenditure grew 38.2% to €132.8 million, of which €58 million was spent on the TER start-up.

Operating income rose by 1.9% to €519.1 million, while gross profit advanced from €878.6 million in 2000 to €897.3 million.

Corrected personnel costs increased by 5.2%, while the number of workers was cut by 3.9%.

EDP DISTRIBUIÇÃO

In Distribution, the number of customers climbed to 5.5 million (up 2.3%) and energy distributed to 36,024GWh (5% higher), of which 35,505GWh in the binding system (SEP — Sistema Eléctrico Público). Sales of energy in the SEP advanced 4.1%.

Operating income was €191.2 million (down 11.5%), although EBITDA remained stable at €570.4 million (€569 million in 2000). Operating capital expenditure totalled €265.7 million (up 14%).

In 2001, the average tariff charged to SEP customers rose by around 1.2%, while tariffs for use of the distribution network and commercial activity were reduced by about 3%.

Corrected personnel costs totalled €274.7 million (0.2% lower), while the number of workers dropped 12.6%.

BANDEIRANTE

Bandeirante Energia's electricity sales fell to 11,727GWh (down 12.8%). The decline in consumption noted in all segments is due to the energy-rationing plan implemented by the Brazilian government: The object is to curb the demand for electricity in the light of the supply shortage.

As regards operating revenues, electricity sales posted a decrease of 1.6% to €690.5 million. This decline reflects the real's depreciation against the escudo (11.6% since the end of 2000). An analysis of operating revenue in local currency shows a positive variation of 11.5%.

The number of workers fell by 46.8%, explained mainly by the demerger that took place in October 2001.

Current capital expenditure totalled €65.7 million (up 3%).

TELECOMMUNICATIONS

Operating revenue generated by the Group's telecommunications companies advanced from €39.8 million in 2000 to €157 million in 2001. This trend by ONI universe companies is explained by the inclusion in the accounts of some €49.4 million of Comunitel's operating revenues - recorded between acquisition date (12 June) and the end of the year -, as well as by the higher receipts stemming from telecommunications services (voice and data) which amounted of €79.5 million (€128.9 with Comunitel) and by the increased sales of equipment (€30.9 million).

Accumulated revenues resulting from voice services totalled €108.8 million, representing 69% of total revenue from telecommunications services.

Voice traffic handled by ONI was 1.204 million minutes (120.1 million minutes in 2000), where business customers accounted for 74%, residential 21% and operators 6%.

This steep increase in voice traffic is not only the result of the liberalisation of short-distance calls (local traffic) which account for about 50% of total traffic commuted, but also the significant increase in the number of equivalent lines. These CLI's grew from 277,246 in 2000 to 589,098 in 2001. Comunitel's contribution was 110,564 CLIs.

Revenue from voice services (which represent about 12.8% of telecommunications revenue) totalled €20.2 million. In 2001, ONI already had 371,733 Internet accounts which resulted in traffic of more than 596 million minutes.

The gross margin on sales generated by the ONI Group in respect of telecommunications business, was situated at €54.6 million (34.7% of total revenues). Operating income was a negative €136 million (€80 million).

Personnel costs amounted to €76 million (€25.8 million in 2000), an increase that is within budget and which reflects the increase in the number of employees at ONI, in particular following the inclusion of Comunitel.

The ONI Group's accumulated capital expenditure was €777 million, of which €239 million was channelled to operating capital expenditure and €538 million to financial investments. Of the global figure, the UMTS area absorbed €231 million.

INFORMATION SYSTEMS

EDINFOR's operating revenue totalled €268.3 million, an improvement of 132%. Services were the prime contributor to this result, with services provided to non-EDP Group entities now accounting for 51% of total revenue. This growth is largely due to the consolidation of CASE's accounts, as well as to the ongoing involvement of the EDINFOR Group companies in the development and installation of SAP-related projects.

There was an increase in operating expenditure that is explained in the trend in the items outside supplies and services (OSS) and personnel costs. This situation is attributable to the inclusion of CASE's accounts and a greater recourse to external contracting in order to cope with the rising demand for services.

Operating income advanced to €32.6 million (up 96%).

EDP
Electricidade de Portugal

HIGHLIGHTS OF 2001

GENERAL

- As part of its EMTNs programme (Euro Medium Term Notes), EDP floated a €1.000-million bond issue at a fixed rate of 5.875%, maturing on 28 March 2011, the proceeds of which were used to refinance medium and long-term debt.
- Brisa acquired in August a direct stake of 2% in EDP's share capital.

ELECTRICAL SECTOR

- The EDP Group created EDP – Gestão de Produção de Energia, S.A. (EDP Produção) on 29 March, a sub-holding company that coordinates all the Group companies connected to the generation of electrical energy and which provide services associated with this activity.
- EDP, EnBW, CAJASTUR and CÁSER assumed control of Hidrocantábrico on 4 December 2001. The operation began on 25 January when EDP and Cajastur launched a takeover bid for 100% of Hidrocantábrico's capital. On 4 December, EDP, Energie Baden-Wurttemberg, Cajastur and Compañía de Seguros y Reaseguros entered into a Shareholders' Agreement covering the management and the division of each shareholder's final positions. Under the agreement, the four companies will control Hidrocantábrico through Adygesinval, which owns about 95% of Hidrocantábrico's share capital. EDP, EnBW and Cajastur/Cáser own roughly 40%, 35% and 25% respectively of Adygesinval. The final shareholdings result from the attribution of theoretical contribution values which result in a blended price/share of €26,57. The parties agreed to a scheme for sharing the costs associated with the transaction.
- The ERSE (sector regulator) approved the alterations to the electricity sector's regulations in August. The revised regulations cover the regulations governing tariffs, commercial relations, dispatching and access to networks and interconnections.
- The ERSE published on 30 November the parameters for the three-year period 2002-2004 and the tariffs and prices for electrical energy and other services in 2002. These contemplate an increase in the average selling to final customers for 2.2% in nominal terms.

INTERNATIONALISATION

EDP wins tender for the construction and operation of the Brazilian hydroelectric power station of Peixe Angical, comprising three generating units with a total installed capacity of 450 MWh and a guaranteed annual production of around 2,400 GWh. Construction will commence in 2002, while the first generating unit should become operational in the first quarter of 2005. The project represents a capital investment of some €511.1 million).

EDP
Electricidade de Portugal

- ANEEL – Agência Nacional de Energia Eléctrica (Brazil) approved the application for the partial demerger (split) of Bandeirante and the partial transfer of the concession relating to certain municipalities in the State of S. Paulo to Companhia Piratininga de Força e Luz.
- (Piratininga). On 1 October 2001, this company began to operate independently. EDP has a participating interest of 96.48%.
- The contract signed with the Opportunity Fund involving the usufruct of 32,038,357 shares (56.16% of share capital) in Calibre Participações S.A. in favour of EDP for 25 years came into force on 10 October. The contract grants EDP exclusive voting rights for the election of Calibre's board of directors and, consequently, the management control of the company and the companies controlled by it directly or indirectly, including amongst others Iven, Escelsa and Enersul.
- EDP launches on 27 November a takeover bid for 17.38% of Iven's capital which is dispersed amongst minority shareholders. The bid is not subject to a minimum limit. EDP was the successful bidder at the auction for the construction and operation of the Couto Magalhães hydroelectric power station on 30 November. The plant is composed of two generating units with a total installed capacity of 150 MWh and a guaranteed annual production of some 790 GWh. Construction commences in 2002 and the plant is scheduled to become operational in the final quarter of 2005. The project represents a capital investment of €122.7 million.
- **Early repayment of Bandeirante Energia's dollar-denominated debt**
  On 22 January 2002, the EDP Group repaid before maturity date Bandeirante's dollar-denominated debt in the wake of the demerger operation concluded on 1 October 2001. At that time, the EDP Group gained 96.48% control of the demerged company and decided that about 93% of the balance of debt of US$275.63 million should be repaid before maturity, through the use of Brazilian external debt securities (Brady Bonds) bought for US$ 203.74 million. **Through this operation, EDP realised a financial gain which is reflected in the 2001 results,** at the same time eliminating a foreign-currency-denominated liability from Bandeirante's balance sheet, thereby substantially reducing the risk of currency exposure that has prejudiced consolidated results in recent years.
- EDP sold to Thames Water its 25.5% stake in ESSEL – Empresa de Servicios Sanitários del Libertador, a company involved in the catchment, distribution and treatment of residual water and which operates in the El Libertador region of Chile. EDP bought from Thames Water 50% of ValorÁgua – Águas e Saneamento de Portugal, the company with activities in the business promotion, development and management area in the water and sanitation sectors, and which is now controlled by EDP Águas.

- The EDP Group entered ESSEL's capital in 1999 at the time of its privatisation, and in conjunction with Thames Water, controlled 51%. The remaining 49% is owned by CORFO – Corporacion de Fomento de la Produccion, a Chilean public-sector company.

TELECOMMUNICATIONS AND INFORMATION TECHNOLOGIES

- On 12 June 2001, ONI purchased nearly 100% of Grapes Espanha (formerly Comunitel). Effective from that date, Grapes Espanha began to be fully consolidated in EDP's accounts.
- Brisa gained entry to ONI's shareholder base with 17% of capital on 30 August 2001 in the wake of a strategic partnership accord for the telecommunications sector concluded in May of the same year between EDP, BCP, Brisa and GALP. The accord enables ONI to consolidate its position as the leader amongst the new operators.
- ONI SGPS reinforced its stake in OniWay with the purchase of Impresa's 4% shareholding on 31 October. This operation cost €5.6 million. On 29 November, ONI SGPS also purchased the 3% interest in OniWay held by Jerónimo Martins for €4.3 million. The prices negotiated represent the investment made by the above-mentioned two companies, corrected for inflation.

  OniWay signed a roaming agreement with TMN on 7 November on an exclusive basis for a period of five years. With this agreement, OniWay will be in a position to initiate mobile communication services in the first half of 2002, launching on to the market a range of products and services supported on its UMTS platforms. The agreement will also enable OniWay to reduce the volume of capital expenditure and so improve the return on investments.
- A consortium of which ACE forms part (the company in which EDINFOR controls 60 % of the capital) won the tender for the implementation of the management information systems at the world's largest water utility, Brazil's SABESP. The project is worth some €50 million and extends over two years.

EDP
Electricidade de Portugal

KEY FACTS OCCURRING IN 2002

INTERNATIONALISATION

- **Sale of REDAL to Compagnie Générale des Eaux**

  EDP, together with Urbaser, Pleiade and Sociedade Lusa de Negócios, concluded a sale agreement with Compagnie Générale des Eaux (Grupo Vivendi) for the sale of all the shares in the Moroccan company Redal, S.A.. EDP is the owner of 115,999 shares (29% of the share capital). The sales proceeds were US$ 38.86 million. The final price could, however, suffer certain changes as a result of a standard price adjustment mechanism agreed to between the parties based on a financial due diligence assignment to be conducted in the next few months by Compagnie Générale des Eaux.

TELECOMMUNICATIONS

- **Oni signs new contract for the use of REN's fibre optics network**

  On 4 March 2002, ONI Telecom and REN – Rede Eléctrica Nacional signed a new contract for the use of the latter's fibre optics network. The new contract replaces the one that was in force since December 1999 and which envisaged the use and operation by ONI of REN's 6,250 km of fibre optics on an exclusive basis for a period of 20 years. Rede Eléctrica Nacional is, since September 2000, the entity responsible for the National Transmission Grid, at the same time as having been granted a licence by Anacom to operate public telecommunications networks. The contract's renegotiation stems from REN's new legal framework, but above all from the substantial change in ONI's position in the telecommunications' infrastructure business following the integration of Brisatel. With this integration, ONI is now able to use a modern fibre optics network that is a stand-alone infrastructure

Exhibit 99.16

EDP
Electricidade de Portugal

Lisbon, March 25th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

EDP sells its subsidiary OPTEP

EDP – Electricidade de Portugal, S.A. ("EDP"), celebrated an agreement for the sale of 100% of OPTEP's – Sociedade Gestora de Participações Sociais S.A. ("OPTEP") share capital, with Thorn Finance, S.A., a company subject to Luxemburg law, for a global selling price of € 315.000.000.

OPTEP holds 100% of the shares representing 093X's – Telecomunicações Celulares, S.A. social capital, which in turn holds 25,49% of Optimus' – Telecomunicações, S.A. ("Optimus") share capital.

The sale of OPTEP by EDP is a result of the strategic restructuring of its interests in the Telecommunications Sector. Also within the same strategic restructuring, EDP's stake in its sub-holding Oni, SGPS, S.A. ("Oni") was transferred by OPTEP to EDP. Consequently, EDP presently holds through Oni, all its interests in this sector.

Finally, following the abovementioned sale of OPTEP, EDP ceases to hold, directly or indirectly, any participation in Optimus share capital.

JP Morgan acted as sole advisor in this transaction.

EDP – Electricidade de Portugal, S.A.

Investor Relations Department

Pedro Pires, Director
Elisabete Ferreira
João Prego
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

Exhibit 99.17

EDP
Electricidade de Portugal

Lisbon, 30 April 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

2002 1stQ Results

The EDP Group earned consolidated net income for the 1st quarter of 2002 of € 129.4 million, which corresponds to earnings per share of € 0.04.

€ Million

	1Q02	1Q01	△%
Results			
Net Income	129,4	117,9	9,7%
Operating Income	200,2	245,7	-18,5%
Operating Income (*"Core Business"*)	185,7	243,2	-23,6%
EBITDA	390,4	415,4	-6,0%
EBITDA (*"Core Business"*)	345,2	389,6	-11,4%
Net Financial Income	-59,2	-112,1	47,2%
Net Extraordinary Income	28,6	37,9	-24,4%
Cash-Flow	319,6	287,6	11,1%
Adjusted Cash-Flow	245,5	324,9	-24,4%
Operating Variables			
Core Business in Portugal			
Sales (GWh)	9.493	9.397	1,0%
Consumption referred to emission (GWh)	10.490	10.375	1,1%
Hydrologic Coefficient	0,50	1,61	
Employees	9.488	10.365	-8,5%

INVESTOR RELATIONS OFFICE

Pedro Pires, Manager
Elisabete Ferreira
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 2899

Email: ir@edp.pt
Site: www.edp.pt

EDP
Electricidade de Portugal

SALIENT FACTS OCCURRING DURING THE PERIOD

The most salient facts relating to the EDP Group during the 1st quarter of 2002 were:

GENERAL

- **Change in the Board of Directors**

8 March 2002 - Eng. Vasco Pereira Valente, who was a director and member of EDP's Executive Committee, renounced his position following an invitation to join another business group. Simultaneously, the Board of Directors co-opted Dr. Luis Filipe Pereira, Chairman of the Executive Committee of ADP – Adubos de Portugal S.A.'s Board of Directors, to serve as an executive director of EDP.

INTERNATIONALISATION

- **EDP reaches agreement with Compagnie Générale des Eaux for the sale of its stake in Redal**

  4 March 2002 – EDP - Electricidade de Portugal, S.A., jointly with Urbaser, S.A., Pleiade S.A. and SLN – Sociedade Lusa de Negócios, SGPS, S.A., have agreed to sell to Compagnie Générale des Eaux (Vivendi Group) their 100% stake in Morroco's Redal, S.A.; EDP sold its 115,999 shares (representing roughly 29% of Redal's share capital) for total net proceeds of US$ 38.86 million.

- **EDP signs contracts for the construction of the Peixe Angical Dam**

  12 March 2002 - The EDP Group and its Brazilian partner, the Rede Group, signed the contracts for the construction of Peixe Angical hydroelectric power station in the State of Tocantins. We recall that the Peixe Angical hydroelectric power station will comprise three generating units with a total installed capacity of 450 MW and a guaranteed annual output of approximately 2.400 GWh; construction of this new hydroelectric plant will begin in 2002, with the first generating unit scheduled to become operational in the first quarter of 2005; total investment is forecasted to reach some R$1,000 million (€ 511.1 million).

- **The European Commission authorities approved governance agreement of HIDROCANTÁBRICO by EDP, EnBW, CAJASTUR and CÁSER.**

  19 March 2002 - the European Commission communicated the approval of the operation aimed at the acquisition and joint control of Hidrocantábrico, considering it to comply with the European common market. As a consequence of the European Commission's decision, the Shareholders Agreement celebrated between EDP, EnBW, Cajastur and Cáser on 4 December 2001 for the joint governance of Hidrocantábrico came into immediate effect. This agreement sets out the terms of the company's future management and the division amongst the above-mentioned shareholders of the final equity position of each one in Hidrocantábrico's share capital, with EDP, EnBW and Cajastur/Cáser holding respectively and in approximate figures, 40%, 35% and 25% of Adygesinval.

TELECOMMUNICATIONS AND INFORMATION TECHNOLOGIES

- **ONI concluded a new contract for the use of REN's fibre optics network.**

4 March 2002 - ONI Telecom, S.A. and REN – Rede Eléctrica Nacional, S.A. signed a new contract for the use by ONI of REN's fibre optic network.

This new contract will replace the current one that was signed in December 1999 and which regulated the use and exploration of 6,250 kms of REN's fibre optic network by ONI on an exclusivity basis for a period of 20 years.

Rede Eléctrica Nacional (REN), the entity responsible for Portugal's National Transmission Grid, was granted a licence by Anacom - Autoridade Nacional das Comunicações to operate a public telecommunication network.

EDP's rationale regarding the renegotiation of the contract was based not only on REN´s ability to develop its own telecoms business but primarily on the significant increase of Oni´s telecommunication infrastructure, following the integration in May 2001 of more than 110,000 kms of Brisatel's more technologically advanced fiber optic network.

- **EDP - Electricidade de Portugal, S.A. sells its subsidiary OPTEP – Sociedade Gestora de Participações Sociais, S.A.**

25 March 2002 - EDP celebrated an agreement with Thorn Finance, S.A., a company subject to Luxemburg law, in terms of which EDP sold for a global selling price of € 315.000.000, its wholly-owned subsidiary OPTEP – Sociedade Gestora de Participações Sociais, S.A. ("OPTEP"). OPTEP is the owner of 100% of the shares in 093X – Telecomunicações Celulares, S.A.,

which in turn has a 25.49% interest in Optimus - Telecomunicações, S.A. ("Optimus"). As a result of this deal, EDP ceased to have any direct or indirect shareholding in Optimus.

ECONOMIC AND FINANCIAL REVIEW

REVIEW BY BUSINESS AREA

EDP PRODUÇÃO

In the first quarter of 2002, the quantity of energy sent out to the transmission network totalled 10,490 GWh, which represents a growth of 1.1% when compared with the same period a year earlier.

Energy balance sheet
Generation (GWh)

		1Q02	1Q01	Δ%
Hydroelectric emission - EDP Produção	(SEP)	1.650	6.116	-73,0%
Thermoelectric emission - EDP Produção	(SEP)	4.864	2.103	131,3%
Embedded emission - EDP Produção	(SENV)	128	430	-70,3%
Wind-power emission + Biomass - EDP Produção	(SEI)	40	25	61,0%
Total EDP emission		**6.681**	**8.674**	**-23,0%**
Pumping		-186	-35	438,1%
Net EDP emission		**6.495**	**8.640**	**-24,8%**
Pego thermal power station emission [1]	(SEP)	1.250	614	103,6%
Tapada thermal power station emission [1]	(SEP)	2.025	411	392,8%
Auto-producers [1]	(SEI)	686	834	-17,8%
Import / (Export) balance [1]		34	-124	-127,3%
Gross demand		**10.490**	**10.375**	**1,1%**
Synchronous compensation [1]		-10	-7	36,4%
Own consumption - generation [1]		-1	-1	28,6%
Own consumption - transmission grid [1]		-3	-3	3,2%
Losses [1]		-299	-214	39,7%
Energy delivered to Distribution		**10.177**	**10.150**	**0,3%**
Market Share - Generation		**62%**	**83%**	**-21,4pp**
Hydrological Coefficient		**0,50**	**1,61**	

[1] Information made available by REN.

Due to the low level of rainfall recorded in the first quarter of 2002 (as evidenced by the hydroelectric capability factor of 0.50, versus 1.61 in the first quarter of 2001), we observed a strong increase in thermal generation, at the expense of hydro generation.

Consequently, the contribution from EDP Produção's hydroelectric power stations to the total energy produced in the Portuguese electricity system declined, with a corresponding increase in the emissions from its thermoelectric power plants, as well as from the Pego and Turbogás power stations.

The reduction of around 25% in EDP Produção's net generation had a limited impact on the company's financial statements owing to the fact that a large part of its generating capacity is bound to the Public Electricity System under long-term Power Purchase Agreements (PPA's) which:

- Guarantee producers a Fixed Portion based on the guaranteed availability contracted with the public system, regardless of the quantity of energy produced;
- Permit the pass-through in the final tariff of fuel costs by means of a Variable Portion that is invoiced monthly.

EDP Produção, which encompasses all the EDP Group companies involved in the production of electric energy in Portugal and in the provision of services associated with this activity, was formed in the second quarter of 2001. As such, the financial statements presented in this report relating to the first quarter of 2001 are a pro forma reconstitution of the company's financial position and operating results for that quarter.

Operation Income Statement

EDP Produção

	EUR thousand 1Q02	1Q01 pro-forma	△%
Electricity Sales	350.409	270.891	29,4%
Services Provided	8.229	6.032	36,4%
Other Sales	3.508	1.037	238,2%
Operating Revenue	**362.146**	**277.960**	**30,3%**
Electricity	898	2	36187,9%
Fuel for electricity generation	121.389	41.408	193,2%
Direct Activity Costs	**122.287**	**41.410**	195,3%
Gross Profit Margin	**228.122**	**229.480**	**-0,59%**
Sundry materials and goods for resale	906	643	40,9%
Outside supplies and services - Non-Group	13.023	9.162	42,1%
Outside supplies and services - Group	5.027	8.403	-40,2%
Personnel Costs	27.775	24.043	15,5%
Concession Rentals	853	926	-7,9%
Other operating costs (or revenue)	-799	-338	136,7%
Own work capitalised	-1.814	-1.669	8,7%
Operating Costs	**44.971**	**41.170**	**9,2%**
EBITDA	**194.888**	**195.380**	**-0,3%**
EBITDA/Revenue	54%	70%	
Depreciation and amortisation	56.518	55.217	2,4%
Provisions	2.358	2.162	9,1%
EBIT	**136.012**	**138.000**	**-1,4%**
EBIT/Revenue	38%	50%	
Capital Expenditure (EUR thousand)	67.808	62.349	8,8%

Note: Business segment accounts not audited. Pro forma accounts have been presented for 1Q2001 given that the sub-holding EDP Produção was only formed in 2Q2001.

EDP Produção's electricity sales rose 29.4% to €350.4 million, reflecting the growth in the variable component (portion remunerating generating costs) of the power purchase agreements (PPA) resulting from the greater recourse to thermal generation during the first quarter of 2002 and which totalled €118.8 million (against €48 million in the first quarter of 2001).

Energy Sales Revenue
Generation

	EUR thousand		
	1Q02	**1Q01**	△%
PPA Capacity Charge - CPPE	211.895	208.059	1,8%
PPA Energy Charge - CPPE	118.750	48.017	147,3%
Total CPPE	**330.645**	**256.076**	**29,1%**
HDN	5.682	6.765	-16,0%
Hidrocenel	5.040	6.634	-24,0%
Total Embedded	**10.722**	**13.399**	**-20,0%**
Wind powered (Enernova)	**2.530**	**1.416**	**33,2%**
Cogeneration (Soporgen)	**6.512**	**0**	**n.m.**
Total Generation	**350.410**	**270.891**	**29,4%**
EDP Energia	**4.497**	**6.743**	**-33,3%**

Regarding the cost of fuel purchased for electricity generation, this item suffered a significant increase, climbing from €41.4 million in the first quarter of 2001 to €121.4 million in the first quarter of 2002.

This trend is explained on the one hand by the general rise in fuel prices, the effects of which were not yet felt in the first quarter of 2001, and on the other, by the greater recourse to thermal generation and the increased weight of fuel-oil (more expensive) in the fuel consumption mix used by EDP Produção.

This fact explains the increase in the average unit costs of purchased fuel associated with EDP Produção's thermal generation, from €19.69 to €24.96 per MWh.

The difference between CPPE's fuel acquisition costs and the variable portion of the PPA's (which should gradually approximate zero) in the first quarter of 2002 was €6.5 million against €3.0 million a year earlier, and resulted in a slight decline of 0.6% in EDP Produção's gross margin to€228.1 million.

Fuel purchases
Generation

	EUR thousand		
	1Q02	**1Q01**	△%
Fuel	**121.389**	**41.408**	**193,2%**
Fuel - CPPE	**115.789**	**41.408**	**179,6%**
Coal	41.995	24.584	70,8%
Fuel-oil	70.563	16.145	337,1%
Natural Gas	3.189	0	n.m
Diesel	42	679	-93,8%
Soporgen	**5.599**	**0**	**n.m.**

Fuel Purchases - 1T01


Diesel
2%
Fuel-oil
39%
Coal
59%

Fuel Purchases - 1T02


Diesel
0,03%
Natural Gas
7%
Coal
35%
Fuel-oil
58%

Turning to outside supplies and services, those provided by non-group companies increased by some €3.8 million during the period under review. This variance is essentially attributable to the fact that the annual insurance premium relating to EDP Produção's power-generating centres, which in 2002 amounted to € 6.5 million, were recorded in 2001 in the second quarter. This effect was magnified by the substantial increase in insurance premiums in the wake of the September 11 terrorist attacks in the United States. If we correct for this effect, EDP Produção's outside supplies and services in fact decreased by 28.8%.

Adjusted Personnel Costs
Generation

	EUR thousand		
	1Q02	1Q01	△%
Personnel Costs	**27.775**	**24.043**	**15,5%**
Pension Premiums	1.687	643	162,2%
Early Retirement Correction	3.286	2.097	56,7%
Social benefits with early retirees	394	252	56,7%
Adjusted Personnel Costs	**22.408**	**21.051**	**6,4%**

Personnel costs rose 15.5% relative to the same period last year to € 27.8 million. When corrected for early-retirements and pension premiums (which are only reflected in the holding company EDP, S.A.), personnel costs increased 6.4%. This evolution is fundamentally the result of two factors:

- Increase in total headcount due to the incorporation of 46 employees from Seflor, 30 from Hidrotejo and 4 from Tergen into EDP Produção's universe, as well as the higher number of employees at EDP Cogeração.

- The 2002 salary increase of 3.4% and that is reflected in personnel costs for this first quarter;

Number of Workers
Generation

	1Q02	1Q01	Difference	Δ%
Number of employees	**2.302**	**2.255**	**47**	**2,1%**
EDP Produção	415	-	415	n.m.
CPPE	1.324	1.704	-380	-22,3%
HDN (1)	-	78	-78	n.m.
Hidrocenel (1)	-	37	-37	n.m.
HidrOeM	116	-	116	n.m.
Enernova	14	13	1	7,7%
EDP Cogeração	9	6	3	50,0%
Seflor (2)	46	-	46	n.m.
TER	4	6	-2	-33,3%
Tergen (2)	4	-	4	n.m.
Proet	130	141	-11	-7,8%
Hidrorumo	240	270	-30	-11,1%

(1) Workers from HDN and Hidrocenel were transfered to HidrOeM in 2002.
(2) Workers from Seflor,Hidrotejo and Tergen were not included in EDP Produção's universe for the 1Q2001

EDP Produção
(EUR thousand)


250.000
200.000
150.000
100.000
50.000
0
195.380
138.000
194.888
136.012
EBITDA
EBIT
EBITDA
EBIT
1Q01
1Q02

EDP DISTRIBUIÇÃO

Total energy distributed at the end of the first quarter of 2002 reached 9,493 GWh, of which 152 GWh were distributed in the non-binding system, representing an annual increase of 38%, and 9,341 GWh in the binding system (PES - Public Electricity System), or 0.6% more than the same period a year earlier.

Energy sales (GWh)

	1Q02	1Q01	△%
Energy delivered to Distribution	**10.177**	**10.150**	**0,3%**
Own consumption - distribution	-5	-6	-11,9%
Distribution losses	-679	-747	-9,0%
Perdas na Distribuição (%)	*-6,7%*	*-7,4%*	
Sales of electric energy - SEP + SENV	**9.493**	**9.397**	**1,0%**
Sales of electric energy - SEP	**9.341**	**9.287**	**0,6%**
VHV (Very high voltage)	195	208	-6,1%
HV (High voltage)	841	819	2,7%
MV (Medium voltage)	2.832	2.848	-0,6%
SLE (Special low voltage)	751	742	1,2%
LV (Low voltage)	4.408	4.357	1,2%
PL (Public lighting)	313	313	0,1%
Sales of electric energy - SENV	**152**	**110**	**37,9%**
EDP customers	108	44	145,8%
Other	44	66	-33,8%

The modest growth of 1% in energy sales in Portugal basically reflects three factors:

- The slowdown in the pace of economic activity in Portugal;
- The milder temperatures recorded in the early months of the year;
- A decrease in the Very High Voltage (VHV) and Medium Voltage (MV) segments, owing to the "return" of co-generators' consumption to the independent system.

EDP
Electricidade de Portugal

Operating Income Statement

EDP Distribuição

	EUR thousand 1Q02	1Q01	△%
Electricity Sales - Non-Group	839.928	856.026	-1,9%
Electricity Sales - Group	620	755	-17,9%
Services Provided	5.145	3.424	50,2%
Other Sales	411	220	87,1%
Operating Revenue and Gains	**846.104**	**860.425**	**-1,7%**
Electricity Purchases	548.261	513.049	6,9%
Direct Activity Costs	**548.261**	**513.049**	**6,9%**
Gross Profit Margin	**291.667**	**342.977**	**-15,0%**
Sundry materials and goods for resale	12.169	25.515	-52,3%
Outside supplies and services - Non-Group	24.174	28.277	-14,5%
Outside supplies and services - Group	9.287	14.886	-37,6%
Personnel Costs	94.113	87.479	7,6%
Concession Rentals	39.252	33.666	16,6%
Other Operating Costs/Revenue	-599	-1.493	-59,9%
Own Work Capitalised	-30.902	-35.149	-12,1%
Operating costs and losses	**147.493**	**153.182**	**-3,7%**
EBITDA / Revenue	17,8%	22,6%	
EBITDA	**150.350**	**194.194**	**-22,6%**
Depreciation and amortisation	81.970	79.553	3,0%
Provisions	18.691	9.477	97,2%
Depreciation and provision	**100.661**	**89.030**	**13,1%**
EBIT / Revenue	5,9%	12,2%	
EBIT (Operating Income)	**49.689**	**105.164**	**-52,8%**
Capital Expenditure			
(EUR thousand)	82.556	47.420	74,1%

Note: Business segment accounts not audited

Energy Sales - Domestic market

	EUR thousand		
	1Q02	**1Q01**	△%
Accumulated Sales	834.806	847.149	-1,5%
Estimate of energy not yet billed	-	-14.109	-
Cost of Electricity Sales	548.261	513.049	6,9%
Gross Profit Before Adjustments	**286.545**	**319.991**	**-10,5%**
Gross Profit Margin (€/MWh)	30,7	34,5	-11,0%
Tariff Adjustments			
Distribution 1999 Reposition	-	8.877	-
Distribution 2000	5.121	-	-
Distribution 2001	-	1.677	-
Gross Profit Margin	**291.667**	**330.545**	**-11,8%**

(1) 25% of the tariff adjustment accounted for in 2001 year end accounts

According to ERSE's regulation for the distribution activity, gross profit for this activity results from the sum of allowed profits for the Use of the Distribution network (that depend on the volumes of GWh sold – URD) and allowed profits for Commercialisation activities (CREDES and CSEP).

On the other hand, regulated profits for the distribution activity are obtained after adding the gross profit to the costs of electricity purchases, which are also submitted to ERSE's regulation and are thus entirely incorporated in Final Clients Tariffs.

When analysing electricity sales for the first quarter of 2002, one can see that energy sales revenues declined by some 1.9% when compared with the same period last year. This performance is essentially the result of two factors:

- The month of March 2001 presented extremely atypical consumption patterns. As subsequently discovered, the average tariff used for valuing the energy not yet billed was higher than the average tariff effectively invoiced, given that the greater part of consumption was registered in the business segment;

- ERSE's introduction of a new calculation method for the Transportation/Distribution tariff (regulated tariff charged by REN to EDP Distribuição) resulting in a change of this tariff's value over the year, in opposition to what happened in previous years, when this tariff remained constant all over the year. If we consider the calculation method used in 2001 (average estimated cost for the year), EDP Distribuição's cost of electricity purchased for the first quarter of 2002 would have reached € 590 million, thus implying also a € 42 million increase in revenues from electricity sales.

Gross Profit before tariff adjustments fell by around 10.5% vis-à-vis the previous year, reflecting the decrease in tariffs charged for usage of the distribution and commercial networks by 9.5% and 8.8% respectively.

Outside supplies and services provided by non-group companies were 14.5% lower, mirroring not only the first results of the cost-cutting programme - Efficiency 2002 - but also the re-scheduling of certain maintenance works within the distribution network.

Personnel costs rose 7.6% to € 94.1 million relative to the same period a year earlier. When corrected for early-retirements and pension premiums (reflected solely in the holding company EDP, S.A.), personnel costs in fact declined 6.9%

as a result of the sharp workforce reduction that occurred in the closing months of 2001 and that more than offset the 3.4% salary increase awarded in 2002.

Adjusted Personnel Costs
EDP Distribuição

	EUR thousand		
	2001	**2000**	△%
Personnel Costs	**94.113**	**87.479**	**7,6%**
Pension Premiums	6.650	3.721	78,7%
Early Retirement Correction	19.499	11.854	64,5%
Social benefits with early retirees	2.340	1.423	64,5%
Adjusted Personnel Costs	**65.624**	**70.481**	**-6,9%**

General indicators
EDP Distribuição

	1Q02	**1Q01**	△%
Number of employees	**7.186**	**8.110**	**-11,4%**


EDP Distribuição
(EUR thousand)
250.000
200.000
150.000
100.000
50.000
0
194.194
EBITDA
105.164
EBIT
150.350
EBITDA
49.689
EBIT
1Q01
1Q02

BANDEIRANTE (BRASIL)

On 1 October 2001, Bandeirante began its activity with a new business configuration in the wake of the demerger (split) process. The company is now 96.48% controlled by EDP and its accounts were thus fully consolidated.

For comparison purposes, the financial statements as well as other operating data are presented on a pro forma basis, taking into consideration for the first quarter of 2001 54.02% of Bandeirante and for the first quarter of 2002, 100% of the new Bandeirante (after demerger).

Energy sales (GWh)
Bandeirante

	1T02	1T01 pró-forma	△%
Energy acquisition (Furnas and Itaipú)	**3.151**	**3.734**	**-15,6%**
Energy sales	**2.387**	**3.226**	**-26,00%**
Residential	435	720	-39,6%
Industrial	908	1.698	-46,5%
Commercial	198	404	-50,8%
Other	846	404	109,3%

Bandeirante's electricity sales in the first quarter of 2002 amounted to 2,387 GWh, which represents a decline of 26% when compared with the same period a year earlier. This contraction in consumption stems from the electric power rationing plan implemented by the Brazilian government in 2001 and that was only suspended at the beginning of March 2002.

Concerning operating revenues, electricity sales decreased by 34% relative to the same period last year. This phenomenon is fundamentally a result of the above-mentioned rationing plan. The Real's depreciation against the Escudo (6.7% since the end of March 2001) also had a negative effect on electricity sales revenue. If we take analyse the trend in revenue in local currency, then electricity sales fell by some 29%.

Operating costs (excluding energy acquisition) fell by roughly 45% to € 12.7 million. However, despite reflecting the substantial improvement in the company's efficiency, this decrease was not sufficient to compensate for the lower gross profit.

Notwithstanding the decrease in operating income to €10.1 million, the EBITDA and EBIT margins increased 2 pp to 14% and 9% respectively.

Operating Income Statement

Bandeirante

	EUR thousand		
	1Q02	**1Q01 pró-forma**	Δ%
Electricity Sales	116.576	176.592	-1,6%
Operating Revenue and Gains	**116.576**	**176.592**	**-1,6%**
Electricity purchases	88.021	132.069	1,0%
Direct Activity Costs	**88.021**	**132.069**	**1,0%**
Sundry materials and goods for resale	498	694	-20,2%
Outside supplies and services	5.002	8.960	14,6%
Personnel Costs	6.383	10.258	-23,4%
Other operating Costs (or revenue)	1.021	3.144	-12,9%
Own work capitalised	-177	-98	-48,0%
Operating Costs and Losses	**12.727**	**22.957**	**-9,7%**
EBITDA	**15.828**	**21.565**	**-5,7%**
EBITDA/Revenue	14%	12%	
Depreciation	5.765	8.450	4,0%
Provision	0	19	-133,3%
EBIT (Operating Income)	**10.063**	**13.096**	**-29,6%**
EBIT/Revenue	9%	7%	

Note: Business segment accounts not audited

General Indicators
Bandeirante

	1Q02	1Q01 pro-forma	Δ%
Number of employees	**1.448**	**1.483**	**-2,4%**
Operating capital expenditure EUR thousand	**8.231**	**10.425**	**-21,0%**


Bandeirante
(EUR thousand)
21.565
13.096
15.828
10.063
EBITDA
EBIT
EBITDA
EBIT
20.000
15.000
10.000
5.000
0
-5.000
-10.000
-15.000
-20.000
1Q01
1Q02

TELECOMMUNICATIONS

The consolidated accounts for the first quarter of 2001 do not include the contributions from Comunitel and Germinus.

Operating revenues generated by the EDP Group's telecommunications companies climbed from €15.9 million in the first quarter of 2001 to €66.5 million at the end of March this year.

Operating Income Statement
Telecommunications

	EUR thousand		
	1Q02	**1Q01**	△%
Revenue from telecommunications services	**66.529**	**15.926**	**318%**
Voice telecommunications services	47.460	6.212	664%
Data telecommunications services	8.315	4.388	89%
Other telecommunications income	10.754	5.326	102%
Revenue from equipment sales	**5.787**	**824**	**603%**
Equipment sales	5.787	824	603%
Operating revenue and gains	**72.316**	**16.750**	**332%**
Gross profit margin	**25.189**	**4.924**	**412%**
Cost of equipment sales	4.157	2	197755%
Cost of telecommunications services	42.970	11.824	263%
Direct activity costs	**47.127**	**11.826**	**299%**
Outside supplies and services	24.774	11.232	121%
Personnel Costs	23.885	9.244	158%
Other operating costs or revenue	-1.647	792	-308%
Own work capitalised	-8.851	-3.622	144%
Operating costs and losses	**38.160**	**17.647**	**116%**
EBITDA	**-12.972**	**-12.723**	**2%**
EBITDA/ Revenue	-18%	-76%	
Depreciation and amortisation	15.020	8.611	74%
Provisions	1.641	0	n.m.
EBIT (Operating Income)	**-29.633**	**-21.334**	**39%**
EBIT/Revenue	-41%	-127%	

Note: Business segment accounts not audited

This increase in revenues generated by the companies included in the ONI universe can be explained by three predominant factors:

- The inclusion in the 2002 first quarter accounts of approximately €29.1 million relating to Comunitel's operating revenues;

- The increase in revenues from telecommunications services (voice and data) that totalled € 55.8 million at the end of March 2002, against the € 10.6 million posted in the first three months of 2001;
- The increase in equipment sales, which at the end of the first quarter of 2002 totalled €5.8 million.

Accumulated revenues from voice services totalled €47.5 million at the end of the first quarter of 2002, or 71.3% of total revenues from telecommunications services.

Voice traffic handled by ONI in the first quarter of 2002 climbed to 397.2 million minutes, compared with 239.8 million minutes during the identical period of the previous year.

This marked growth in voice traffic reflects the impact of the liberalisation of short-distance calls (local traffic), as well as the increase in the number of equivalent lines (CLIs), which totalled 501,788 at the end of March versus 309,182 at the end of the first quarter of 2001. Of the total number of CLIs, 144,522 belong to the business segment and 357,266 fall under the residential category.

The above data include the contribution made by Comunitel, whose services are directed at the Spanish market's business segment. At the end of the first quarter of 2002, Comunitel had 107,955 CLIs and recorded a traffic volume of 214,032 million minutes.

Revenue from data services totalled € 8.3 million, or around 12.5% of total telecommunications revenue. At the end of the first quarter of 2002, ONI had

289,829 registered Internet accounts, which translated into ISP traffic of some 191 million minutes.

In the first quarter of 2002, the gross profit generated by the ONI Group from telecommunication services amounted to €23.6 million, representing some 35% of total revenues derived from this activity during the period under review.

Turning to operating costs, the direct costs of telecommunications activity rose sharply to € 47.1 million. This increase is a result of the higher business turnover, as well as the increased cost of renting access circuits to PT's network and the rise in interconnection costs paid to the same company.

Insofar as personnel costs are concerned, these totalled € 23.9 million at the end of this first quarter, compared with € 9.2 million registered in the same period last year. This trend is explained, on the one hand, by ONI's larger workforce and, on the other, by the inclusion of Comunitel's staff costs for the first quarter of the current year.

At the end of the first quarter of 2002, the ONI's capital expenditure stood at € 37.9 million, of which €1.1 million relates to financial investment in Germinus. Of the total operating investment made during the period under review, € 24.5 million were absorbed by ONI Móvel, € 9.4 million by ONI Fixo and the remaining € 3 million by ONI Espanha.

General Indicators
Telecommunications

	1Q02	1Q01	△%
Number of Employees	**1.736**	**692**	**150,9%**
Portugal	1.087	692	57,1%
Spain	649	545	19,1%
Operating Capital Expenditure			
EUR thousand	**37.923**	**33.703**	**12,5%**


Telecommunications
(EUR Thousand)
1Q01
1Q02
2.000
-3.000
-8.000
-13.000
-18.000
-23.000
-28.000
-33.000
-38.000
EBITDA
-12.723
EBIT
-21.334
EBITDA
-12.972
EBIT
-29.633

INFORMATION TECHNOLOGIES

Edinfor, the EDP Group company dedicated to the information technology business, centres its activity on the provision of services in the development and operation of information systems.

At the end of the first quarter of 2001, the Edinfor Group's consolidated accounts did not include the Case/ACE Group.

Operating Income Statement
Information technologies

	EUR thousand		
	1Q02	**1Q01**	△%
Operating Revenue and Gains	**71.146**	**27.148**	**162,1%**
Sales	13.371	5.574	139,9%
Services Provided	57.775	21.573	167,8%
Operating Costs and Losses	**60.691**	**24.415**	**148,6%**
Sundry materials and goods for resale	8.748	4.489	94,9%
Outside supplies and services - Non-Group	20.790	8.671	139,8%
Outside supplies and services - Group	11.660	1.802	547,1%
Personnel Costs	18.596	6.291	195,6%
Depreciation and amortisation	4.137	3.187	29,8%
Provisions	74	49	51,3%
Other operating costs or revenue	-776	-74	949,3%
Own work capitalised	-2.536	0	n.m.
Operating Income	**10.455**	**2.733**	**282,6%**

Note: Business accounts not audited.

Operating revenue in the period amounted to € 71.1 million, with the tem «services provided» contributing most to this growth. These totalled € 57.8 million, of which around 52.7 % refer to services rendered to entities outside the EDP Group.

Operating costs were €60.7 million in the period under review, compared with €24.4 million in the same period last year, reflecting the Group's increased business activities. This increase in costs is mostly due to the rises in outside supplies and services and personnel costs, which totalled €32.4 million and €18.6 million, respectively, in the first quarter of 2002. Regarding personnel costs, the higher figure is due to the inclusion of Case's accounts in the first quarter of 2002.

Operating income improved to €10.5 million vis-à-vis €2.7 million in the same period of the preceding year, with EBIT margin climbing 4.6 p.p. to 14.7%.

General Indicators
Information Technologies

	1Q02	1Q01	△%
Number of Employees	**1.799**	**899**	**100,1%**
Edinfor	1084	899	20,6%
Case	715	-	
Operating Capital Expenditure			
EUR thousand	13.447	10.545	27,5%

Information Technologies
(EUR Thousand)


18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
5.969
EBITDA
2.733
EBIT
14.665
EBITDA
10.455
EBIT
1Q01
1Q02

ECONOMIC AND FINANCIAL REVIEW

EDP GROUP

OPERATING INCOME

The EDP Group's operating income in the first quarter of 2002 was €200.2 million, down 18.5% on the same period last year.

The variation in operating income is largely attributable to the negative trend in the operating income posted by EDP Distribuição and by the telecommunications company.

Operating Income by Business Segment

	EUR thousand		
	1Q02	**1Q01**	△%
EDP Produção	136.012	138.000	-1,4%
EDP Distribuição	49.689	105.164	-43,9%
Telecommunications	-29.633	-21.334	38,9%
Information Technologies	10.455	2.733	282,6%
Bandeirante	10.063	13.096	-23,2%
Other	23.624	8.014	78,2%
Total	**200.209**	**245.673**	**-18,5%**

Note: Business segment accounts not audited

NET FINANCIAL ITEMS

Financial Income Statement

	EUR thousand	
	1Q02	**1Q01**
Net Interest	-49.319	-57.053
Income/Losses from Group and Associated Comp.	6.209	-3.600
Net Foreign Exchange	9.613	-27.988
Investment Income	0	11.309
Ace Holding SGPS *Goodwill* Depreciation	-736	-736
Bandeirante Energia *Goodwill* Depreciation	-3.210	-3.210
Iven *Goodwill* Depreciation	-4.603	-4.603
Optep *Goodwill* Depreciation	0	-2.127
Other	-17.114	-24.136
	-59.160	**-112.144**

The EDP Group's net interest and financial expenses recorded a positive variation of 47.2%, that is, a decrease of €53.0 million between the first quarters of 2001 and 2002. This performance is essentially explained by three factors:

- The reduction in negative foreign exchange differences as a consequence of the currency-risk hedging operation realised at the close of 2001 involving the early repayment of Bandeirante's dollar-denominated debt;
- The decline in the average rate of financing interest in the first quarter of the current year to 3.6%, corresponding to a 1.2pp decrease when compared with the same period last year, which resulted in a reduction of some 14% on the balance of interest expenditure;

- The positive contributions of group and associated companies, which totalled €6.2 million in this quarter, compared with a negative contribution of €3.6 million in the first quarter of 2001.

Impact on Financial Income

	Capital held	1Q02
	(%)	EUR thousand
Adygensival	9,5%	2.460
Escelsa/Enersul	52%	3.749
Total		**6.209**

INTEREST-BEARING DEBT

At the end of March 2002, the EDP Group's interest-bearing debt totalled €5.8 billion, which represents a 4.7% growth vis-à-vis the same period last year. Of this figure, €502.8 million refers to ONI's borrowings and €171.2 million refer to Bandeirante's debt.

The holding company's debt, which is equivalent to 79.8% of the EDP Group's borrowings, decreased by around 4% to €4.632 million when compared with the first quarter of 2001.

NET EXTRAORDINARY ITEMS

The EDP Group's net extraordinary income and gains fell by approximately €9.3 million to € 28.6 million.

The main reason behind this decrease is the non-recognition in this quarter of the extraordinary income associated with the hydrological correction account's surplus transfer, on the grounds that the first quarter of 2002 was a particularly dry period.

Hydrological Fund

Initial Balance (31 Dec 2001)	Hydrologic Fund Enforcement 1Q02	Hydrologic Fund Enforcement Financial Costs	EDP Extraordinary Income	Final Balance (31 Dec 2002)	
387.506	-41.822	2.243	0	343.442	(EUR thousand)

It is worth pointing out that in this quarter the accounts do not reflect the capital gains resulting from the sale of Optep to Thorn Finance, nor do they include the gain relating to the sale of the Group's shareholding in Redal.

With respect to the Optep disposal, and by virtue of the derivative financial instrument contracted, EDP retains for a maximum period of three years an exposure to the variations in the value of the shares sold on 22 March 2002. As such and in accordance with the principle of prudence, it was decided to defer recognition of the relevant capital gain.

In the case of Redal, the potential capital gain generated by this sale can only be recorded in the books after this deal has been approved by the relevant Moroccan authorities.

OPERATING CAPITAL EXPENDITURE

In the first quarter of 2002, the EDP Group's operating capital expenditure amounted to € 172.7 million, corresponding to a positive variation of some 21,2%. This trend is essentially due to the increased expenditure on the core business. In the power-generation business, the effect of the construction start-up on the new TER-Termoeléctrica do Ribatejo power station was partially offset by the conclusion of the projects in the area of special-regime generation, namely, those involving the Soporgen and Energin co-generation plants. As regards the increase in capital expenditure on the distribution business, this is explained by the transfer of some € 37.5 million related with investments within the Information Systems business from Edinfor to EDP Distribuição, thus not affecting the group's cash-outflow.

Operating Capital Expenditure

	EUR thousand		
	1Q02	**1Q01**	Δ%
Generation (1)	67.808	62.349	8,8%
Distribution	82.556	47.420	74,1%
Information Systems	37.410	-	
Other Operating Capital Expenditure	45.146	47.420	
Core Business	**150.364**	**109.769**	**-4,3%**
Bandeirante	8.231	10.425	-21,0%
Telecommunications	36.853	11.700	215,0%
Information Systems	*-37.410*	-	
Information technologies	13.447	10.545	27,5%
Other	1.262	124	-102,7%
Total Oper. Capital Expenditure	**172.747**	**142.563**	**21,2%**

Note: these values include minority stakes
(1) EDP Produção

NET INCOME

The EDP Group's net income improved by 9.7% to € 129.4 million, mirroring not only the trend in operating income and net financial and extraordinary items, but also an increase in minority shareholders' interests stemming from Brisa's entry into ONI's share capital and the cut in the tax rate from 35% to 32%.

EDP Electricidade de Portugal

ANNEXES:

Consolidated Income Statements
(as of 31st March, 2002 and 2001)
(unaudited)

	Euro Thousands		
	1Q02	1Q01	Δ%
Revenues	**1.447.222**	**1.341.003**	**7,9%**
Operating Costs and Expenses			
Electricity Purchase	627.803	638.771	-1,7%
Fuel Costs	121.389	41.405	193,2%
Raw Materials and Consumables	26.478	30.651	-13,6%
Personnel Costs	150.173	123.916	21,2%
Depreciation and Amortisation	166.335	157.870	5,4%
Outside Supplies and Services	138.411	97.615	41,8%
Own Work Capitalised	-46.833	-44.139	6,1%
Concession and Power-generation Rental Costs	40.109	34.597	15,9%
Provisions	23.858	11.812	102,0%
Hydrological Correction	0	0	#DIV/0!
Other Operating Income (net)	-709	2.833	-125,0%
	1.247.014	**1.095.330**	**13,8%**
Operating Income (EBIT)	**200.209**	**245.673**	**-18,5%**
Interests and Related Expenses	-106.242	-170.135	-37,6%
Interests and Related Income	47.083	57.990	-18,8%
Other Non-operating Expenses/Income (net)	28.643	37.879	-24,4%
	-30.517	**-74.266**	**-58,9%**
Income Before Taxes	169.691	171.407	-1,0%
Provision for Income Taxes	-59.453	-61.252	-2,9%
Net Income Before Minority Interests	110.238	110.155	0,1%
Minority Interests	-19.162	-7.786	146,1%
Net Income for the Period	**129.400**	**117.941**	**9,7%**

EDP
Electricidade de Portugal

Consolidated Balance Sheets
(as of 31st March, 2002 and 2001)
(unaudited)

	Euro Thousands	
	1Q02	**2001**
Assets		
Currents assets		
Cash and cash equivalents	90.537	34.386
Accounts receivable - trade, net	706.266	795.967
Shareholders	9.424	106.325
Accounts receivable - other, net	646.166	340.127
Inventories	121.762	109.037
Accrued income	273.306	197.161
Prepaid expenses	548.434	600.284
	2.395.895	**2.183.287**
Long-term receivables	177.891	102.852
Investments, net	2.382.941	3.023.557
Fixed assets, net	9.881.364	9.843.778
Other assets, net	1.263.030	1.136.241
Total assets	**16.101.120**	**16.289.714**
Liabilities		
Current liabilities		
Short-term debt and current portion of long-term debt	1.350.377	2.286.970
Accounts payable - trade, net	906.739	754.628
State and other public entities	238.158	196.686
Accounts payable - other, net	116.117	105.660
Accrued expenses	276.659	269.827
Deferred income	1.522.030	1.523.543
	4.410.080	**5.137.315**
Long-term debt	4.017.080	3.538.646
Accrued pension liabilities	48.586	45.656
Other provisions	775.372	785.833
Hydrologic correction account	343.442	387.506
Other liabilities	60.084	57.283
Total liabilities	**9.654.643**	**9.952.240**
Minority interest	**220.319**	**240.717**
Shareholders' equity		
Share capital	2.981.511	2.929.939
Revaluation reserves	2.020.903	2.020.903
Legal reserves	221.187	221.187
Other reserves	78.733	-707
Retained earnings (deficit)	794.424	474.641
Net income for the year	129.400	450.795
Sharehoders' equity	**6.226.158**	**6.096.758**
Total liabilities and shareholders' equity	**16.101.120**	**16.289.714**

EDP
Electricidade de Portugal

NOTES TO THE FINANCIAL STATEMENTS:

ENERGY BALANCE

Energy Balance (GWh)

		1Q02	1Q01	Δ%
EDP Produção plants				
CPPE hydroelectric emission	(SEP)	1.650	6.116	(73,0%)
CPPE thermoelectric emission	(SEP)	4.864	2.103	131,3%
Embedded emission	(SENV)	128	430	(70,3%)
Wind powered emission+Biomass	(SEI)	40	25	61,0%
Total EDP emission		**6.681**	**8.674**	(23,0%)
Pumping		(186)	(35)	438,1%
Net EDP emission		**6.495**	**8.640**	**(24,8%)**
Pego emission [1]	(SEP)	1.250	614	103,6%
Tapada emission [1]	(SEP)	2.025	411	392,8%
Auto-producers [1]	(SEI)	686	834	(17,8%)
Import/Export balance [1]		34	(124)	(127,3%)
Gross demand		**10.490**	**10.375**	**1,1%**
Synchronous compensation [1]		(10)	(7)	36,4%
Own consumption - generation [1]		(1)	(1)	28,6%
Own consumption - transmission [1]		(3)	(3)	3,2%
Losses [1]		(299)	(214)	39,7%
Energy delivered for distribution		**10.177**	**10.150**	**0,3%**
Own consumption - distribution		(5)	(6)	(11,9%)
Distribution		(679)	(747)	(9,0%)
Sales of electric energy = (1) + (2)		**9.493**	**9.397**	**1,0%**
(1) Sales of electric energy	(SEP)	**9.341**	**9.287**	0,6%
VHV (Very high voltage)		195	208	(6,0%)
HV (High voltage)		841	819	2,7%
MV (Medium voltage)		2.832	2.848	(0,6%)
SLE (Special low voltage)		751	742	1,2%
LV (Low voltage)		4.408	4.357	1,2%
PL (Public lighting)		313	313	0,1%
(2) Sales of electric energy - non-binding customers		**152**	**110**	**38,2%**
EDP customers	(SENV)	108	44	145,5%
Non-EDP customers	(SENV)	44	66	(33,5%)

[1] Information made available by REN.

OTHER SALES

	EUR thousand		
	1Q02	**1Q01**	△%
Steam	2.326	314	640,5%
Ashes	1.182	723	63,5%
IT products	9.593	1.236	676,2%
Telco equipment	5.786	824	602,4%
Sundry materials	3.927	3.734	5,2%
	22.815	**6.831**	**234,0%**

NET FINANCIAL ITEMS

	em milhões euros		
	1Q02	**1Q01**	△%
Expenses and losses	**106.242**	**170.133**	**-37,6%**
Interest payable	75.109	96.242	-22,0%
Losses in group and associated companies	0	8.316	-100,0%
Depreciation of investment properties	3	27	-89,9%
Discounts received	0	0	n.m.
Unfavourable foreign exchange differences	2.603	28.200	-90,8%
Other	28.528	37.348	-23,6%
Net financial items	**-59.160**	**-112.144**	
Income and gains	**47.083**	**57.989**	
Interest receivable	25.790	39.189	-34,2%
Profits in group and associated companies	6.209	4.716	31,7%
Fixed property income	7	12	-40,6%
Profit in participated capital	0	11.309	n.m.
Favourable foreign exchange difference	12.216	213	5648,7%
Discounts	287	536	-46,3%
Profits in treasury application	17	0	n.m.
Other	2.556	2.015	26,8%

NET EXTRAORDINARY ITEMS

	EUR thousand		
	1Q02	1Q01	△%
Expenses and losses	**83.114**	**8.246**	**908%**
Donations	597	1.489	-60%
Bad debts	668	107	523%
Inventory losses	522	509	3%
Fixed assets losses	59.250	532	11031%
Fines and penalties	23	13	69%
Increase in depreciation and provisions	10.052	0	n.m.
Prior year adjustments	5.729	3.899	47%
Other	6.273	1.697	270%
Income and gains	**111.756**	**46.125**	**142,3%**
Taxation recovered	3	0	n.m.
Bad debts recovered	21	176	-88%
Inventory gains	2	0	n.m.
Fixed assets gains	82.511	544	15078%
Contratual Penalty Awards	3	4	-23%
Decrease in depreciation and amortisation	8.947	3.330	169%
Prior year adjustment	1.474	95	1455%
Hydrological correction	0	26.661	n.m.
Other	18.796	15.316	23%
Net extraordinary items	**28.643**	**37.878**	**-24,4%**

OWN WORK CAPITALISED

	EUR thousand		
	1Q02	1Q01	△%
Materials consumed	9.992	17.918	-44,2%
Direct internal charges	14.619	10.159	43,9%
Administrative overheads	13.951	10.629	31,3%
Finance charges	2.043	2.336	-12,5%
Other own work capitalised	6.229	3.098	101,0%
	46.833	**44.139**	**6,1%**

EDP
Electricidade de Portugal

INCOME STATEMENT BY BUSINESS SEGMENT

(EUR thousand)

Income statement by business segment

(31st March 2002)

	EDP Produção	EDP Distribuição	Bandeirante	Telecom	Information Technologies	Other	Consolidated
Operating Revenue	***365.142***	***877.949***	***116.752***	***84.674***	***74.612***	***-20.905***	***1.498.224***
Electricity Sales	350.409	840.548	116.576	0	0	3.836	1.311.368
Other Sales	3.508	411	88.021	5.787	13.371	-262	22.815
Services Provided	8.229	5.145	0	66.529	57.775	-24.639	113.039
Own work capitalised	1.814	30.902	177	8.851	2.536	2.553	46.833
Other operating income	1.182	943	0	3.507	929	-2.392	4.169
Operating costs	**229.130**	**828.260**	**106.690**	**114.307**	**64.156**	**-44.528**	**1.298.016**
Electricity	898	548.261	88.021	0	0	-9.377	627.803
Fuel	121.389	0	0	0	0	0	121.389
Sundry materials and goods for resale	906	12.169	498	4.157	8.748	0	26.478
Outside supplies and services	18.050	33.461	5.002	67.745	32.449	-18.296	138.411
Personnel Costs	27.775	94.113	6.383	23.885	18.596	-20.578	150.173
Depreciation and Provisions	58.876	100.661	5.765	16.661	4.211	4.019	190.193
Concession Rentals	853	39.252	0	0	0	4	40.109
Other operating costs	383	344	1.021	1.860	152	-300	3.460
Operating income	**136.012**	**49.689**	**10.063**	**-29.633**	**10.455**	**23.623**	**200.208**
Net financial items	**-20.681**	**-17.386**	**-4.521**	**-12.306**	**-3.109**	**-1.157**	**-59.160**
Net extraordinary items	**1.985**	**20.536**	**-2.977**	**20.290**	**61**	**-11.252**	**28.643**
Income before taxation	**117.316**	**52.839**	**2.564**	**-21.649**	**7.407**	**11.215**	**169.691**
Inc. Tax + M. Interests	**39.057**	**17.437**	**1.170**	**-21.577**	**3.825**	**380**	**40.291**
Net Income	**78.259**	**35.402**	**1.394**	**-72**	**3.582**	**10.835**	**129.400**

Note: Business segment accounts not audited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez

Name: Francisco de la Fuente Sánchez

Title: Director & Chief Executive Officer